Form 10-K, Exhibit 13
period 1996-12-28
THERMOQUEST CORP \DE\
filed 1997-02-27
CIK 1005868

Exhibit 13






















                             THERMOQUEST CORPORATION

                        Consolidated Financial Statements

                                      1996
PAGE

    ThermoQuest Corporation                         1996 Financial Statements

                        Consolidated Statement of Income

    (In thousands except per share amounts)         1996      1995      1994
    ------------------------------------------------------------------------
    Revenues (Notes 8 and 11)                   $313,793  $241,909  $223,396
                                                --------  --------  --------
    Costs and Operating Expenses:
      Cost of revenues                           167,438   120,724   112,597
      Selling, general, and administrative
        expenses (Note 8)                         77,371    66,557    62,605
      Research and development expenses           21,821    17,453    14,712
                                                --------  --------  --------
                                                 266,630   204,734   189,914
                                                --------  --------  --------

    Operating Income                              47,163    37,175    33,482

    Interest Income                                8,905     2,715       343
    Interest Expense                              (7,328)   (3,725)   (1,715)
                                                --------  --------  --------
    Income Before Provision for Income Taxes      48,740    36,165    32,110
    Provision for Income Taxes (Note 5)           20,717    15,163    13,584
                                                --------  --------  --------
    Net Income                                  $ 28,023  $ 21,002  $ 18,526
                                                ========  ========  ========

    Earnings per Share                          $    .59  $    .46  $    .41
                                                ========  ========  ========

    Weighted Average Shares                       47,677    45,187    45,187
                                                ========  ========  ========


    The accompanying notes are an integral part of these consolidated financial statements.





                                         2PAGE

    ThermoQuest Corporation                         1996 Financial Statements

                           Consolidated Balance Sheet

    (In thousands)                                            1996      1995
    ------------------------------------------------------------------------
    Assets
    Current Assets:
      Cash and cash equivalents                           $174,978  $120,354
      Available-for-sale investments, at quoted market
        value (amortized cost of $7,430; Note 2)             7,452         -
      Accounts receivable, less allowances of
        $4,459 and $2,341                                   73,669    65,729
      Inventories                                           54,012    47,020
      Prepaid expenses                                       1,003     1,258
      Prepaid income taxes (Note 5)                         11,469     8,695
                                                          --------  --------
                                                           322,583   243,056
                                                          --------  --------
    Property, Plant, and Equipment, at Cost, Net            50,928    43,531
                                                          --------  --------
    Patents and Other Assets                                 4,368     5,627
                                                          --------  --------
    Cost in Excess of Net Assets of Acquired
      Companies (Notes 3 and 5)                            157,191   135,828
                                                          --------  --------
                                                          $535,070  $428,042
                                                          ========  ========


















                                         3PAGE

    ThermoQuest Corporation                         1996 Financial Statements

    (In thousands except share amounts)                       1996      1995
    ------------------------------------------------------------------------
    Liabilities and Shareholders' Investment
    Current Liabilities:
      Notes payable and current maturities of
        long-term obligations (Note 6)                    $ 16,732  $ 11,755
      Accounts payable                                      18,249    13,144
      Accrued payroll and employee benefits                 15,339    10,533
      Accrued installation and warranty expenses             9,899     7,079
      Accrued income taxes (includes $6,892 and $2,565
        due to parent company)                              14,290     4,118
      Deferred revenue                                       9,353     8,417
      Customer deposits                                      6,542     6,403
      Other accrued expenses                                14,475    12,077
      Due to parent company                                    839     2,628
                                                          --------  --------
                                                           105,718    76,154
                                                          --------  --------
    Deferred Income Taxes (Note 5)                           5,405     5,767
                                                          --------  --------
    Accrued Pension and Other Deferred Items (Note 4)       16,340    11,925
                                                          --------  --------
    Long-term Obligations (Note 6)                         104,593   106,456
                                                          --------  --------

    Commitments (Note 7)

    Shareholders' Investment (Notes 4 and 9):
      Common stock, $.01 par value, 100,000,000 shares
        authorized; 48,450,000 and 45,000,000 shares
        issued and outstanding                                 485       450
      Capital in excess of par value                       261,921   213,378
      Retained earnings                                     39,787    11,764
      Cumulative translation adjustment                        807     2,148
      Net unrealized gain on available-for-sale
        investments (Note 2)                                    14         -
                                                          --------  --------
                                                           303,014   227,740
                                                          --------  --------
                                                          $535,070  $428,042
                                                          ========  ========


    The accompanying notes are an integral part of these consolidated financial statements.



                                         4PAGE

    ThermoQuest Corporation                         1996 Financial Statements

                      Consolidated Statement of Cash Flows

    (In thousands)                                  1996      1995      1994
    ------------------------------------------------------------------------
    Operating Activities:
      Net income                               $ 28,023  $ 21,002  $ 18,526
      Adjustments to reconcile net income
        to net cash provided by operating
        activities:
          Depreciation and amortization           9,603     8,397     8,390
          Provision for losses on accounts
            receivable                              220       213      (265)
          Other noncash expenses                  1,417     1,192     1,085
          Decrease in deferred
            income taxes                           (362)      (45)     (181)
          Changes in current accounts,
            excluding the effects of
            acquisitions:
              Accounts receivable                 8,179   (13,135)    4,220
              Inventories                         4,748    (7,523)    1,596
              Other current assets               (3,013)    1,027     3,512
              Accounts payable                   (5,763)    2,649       696
              Other current liabilities          13,515       782    (8,250)
          Other                                   1,451     1,532     1,252
                                               --------  --------  --------
    Net cash provided by operating activities    58,018    16,091    30,581
                                               --------  --------  --------

    Investing Activities:
      Acquisitions, net of cash acquired
        (Note 3)                                (32,408)        -         -
      Purchases of available-for-sale
        investments                              (7,250)        -         -
      Purchases of property, plant, and
        equipment                                (3,761)   (2,761)   (2,260)
      Other                                         207       (73)      287
                                               --------  --------  --------
    Net cash used in investing activities      $(43,212) $ (2,834) $ (1,973)
                                               --------  --------  --------





                                         5PAGE

    ThermoQuest Corporation                         1996 Financial Statements

    (In thousands)                                  1996      1995      1994
    ------------------------------------------------------------------------
    Financing Activities:
      Net proceeds from initial public offering
        of Company common stock (Note 9)       $ 47,778  $      -  $      -
      Net proceeds from issuance of
        subordinated convertible
        debentures (Note 6)                           -    93,912         -
      Increase (decrease) in short-term
        obligations                              (5,389)    5,927    (2,724)
      Repayment of long-term obligations         (1,906)   (1,135)     (681)
      Net transfer to parent company                  -    (5,590)  (25,486)
      Other                                        (153)      281         -
                                               --------  --------  --------
    Net cash provided by (used in)
      financing activities                       40,330    93,395   (28,891)
                                               --------  --------  --------
    Exchange Rate Effect on Cash                   (512)      652     1,131
                                               --------  --------  --------
    Increase in Cash and Cash Equivalents        54,624   107,304       848
    Cash and Cash Equivalents at Beginning
      of Year                                   120,354    13,050    12,202
                                               --------  --------  --------
    Cash and Cash Equivalents at End of Year   $174,978  $120,354  $ 13,050
                                               ========  ========  ========

    Cash Paid For:
      Interest                                 $  7,010  $  1,701  $  1,715
                                               ========  ========  ========
      Income taxes                             $ 11,337  $  6,826  $  5,003
                                               ========  ========  ========

    Noncash Activities:
      Fair value of assets of acquired
        companies                              $ 69,741  $      -  $      -
      Cash paid for acquired companies          (33,148)        -         -
                                               --------  --------  --------

        Liabilities assumed of acquired
          companies                            $ 36,593  $      -  $      -
                                               ========  ========  ========

      Transfer of acquired business from
        parent company                         $      -  $      -  $ 13,492
                                               ========  ========  ========

    The accompanying notes are an integral part of these consolidated financial statements.


                                         6PAGE

    ThermoQuest Corporation                         1996 Financial Statements

               Consolidated Statement of Shareholders' Investment

    (In thousands)                              1996        1995        1994
    ------------------------------------------------------------------------
    Common Stock, $.01 Par Value
       Balance at beginning of year        $     450  $       -   $       -
       Net proceeds from initial public
         offering of Company common stock
         (Note 9)                                 35          -           -
       Capitalization of Company                   -        300           -
       Effect of three-for-two stock split         -        150           -
                                           ---------  ---------   ---------
       Balance at end of year                    485        450           -
                                           ---------  ---------   ---------

    Capital in Excess of Par Value
       Balance at beginning of year          213,378          -           -
       Net proceeds from initial public
         offering of Company common stock
         (Note 9)                             47,743          -           -
       Tax benefit related to employees' and
         directors' stock plans                  800          -           -
       Capitalization of Company                   -    213,528           -
       Effect of three-for-two stock split         -       (150)          -
                                           ---------  ---------   ---------
       Balance at end of year                261,921    213,378           -
                                           ---------  ---------   ---------

    Retained Earnings
       Balance at beginning of year           11,764          -           -
       Net income                             28,023          -           -
       Net income after capitalization
         of Company                                -     11,764           -
                                           ---------  ---------   ---------
       Balance at end of year                 39,787     11,764           -
                                           ---------  ---------   ---------

    Cumulative Translation Adjustment
       Balance at beginning of year            2,148      1,453      (2,060)
       Translation adjustment                 (1,341)       695       3,513
                                           ---------  ---------   ---------
          Balance at end of year                 807      2,148       1,453
                                           ---------  ---------   ---------

    Net Unrealized Gain on Available-
      for-sale Investments
       Balance at beginning of year                -          -           -
       Change in net unrealized gain on
         available-for-sale investments           14          -           -
                                           ---------  ---------   ---------
        Balance at end of year             $      14  $       -   $       -
                                           ---------  ---------   ---------



                                         7PAGE

   ThermoQuest Corporation                           1996 Financial Statements

    (In thousands)                              1996         1995       1994
    ------------------------------------------------------------------------
    Net Parent Company Investment
       Balance at beginning of year        $       -   $ 210,180  $ 203,648
       Net income prior to capitalization
         of Company                                -       9,238     18,526
       Transfer of acquired business from
         parent company                            -           -     13,492
       Net transfer to parent company              -      (5,590)   (25,486)
       Capitalization of Company                   -    (213,828)         -
                                           ---------   ---------  ---------
         Balance at end of year                    -           -    210,180
                                           ---------   ---------  ---------
     Total Shareholders' Investment        $ 303,014   $ 227,740  $ 211,633
                                           =========   =========  =========


    The accompanying notes are an integral part of these consolidated financial statements.













                                        8PAGE

    ThermoQuest Corporation                         1996 Financial Statements

                   Notes to Consolidated Financial Statements

    1.  Nature of Operations and Summary of Significant Accounting Policies

    Nature of Operations
        ThermoQuest Corporation (the Company) develops, manufactures, and sells mass spectrometers, liquid chromatographs, and gas chromatographs. The Company's products are used primarily by pharmaceutical, chemical, and food and beverage companies; environmental laboratories; and in industrial and forensic applications.

    Relationship with Thermo Instrument Systems Inc. and Thermo Electron Corporation
        The Company was incorporated in June 1995 as a wholly owned subsidiary of Thermo Instrument Systems Inc. (Thermo Instrument). As part of the formation of the Company, Thermo Instrument transferred to the Company the assets, liabilities, and businesses of Finnigan Corporation (Finnigan) and Thermo Separation Products Inc. (TSP) in exchange for 45,000,000 shares of the Company's common stock. As of December 28, 1996, Thermo Instrument owned 45,000,000 shares of the Company's common stock, representing 93% of such stock outstanding. Thermo Instrument is an 82%-owned subsidiary of Thermo Electron Corporation (Thermo Electron). As of December 28, 1996, Thermo Electron owned 60,000 shares of the Company's common stock, representing .12% of such stock outstanding.

    Principles of Consolidation
        The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

    Fiscal Year
        The Company has adopted a fiscal year ending the Saturday nearest December 31. References to 1996, 1995, and 1994 are for the fiscal years ended December 28, 1996, December 30, 1995, and December 31, 1994, respectively.

    Revenue Recognition
        The Company recognizes product revenues upon shipment of its products and recognizes service contract revenues ratably over the term of the contract. The Company provides a reserve for its estimate of warranty and installation costs at the time of shipment. Deferred revenue in the accompanying balance sheet consists primarily of unearned revenue on service contracts. Substantially all of the deferred revenue included in the accompanying 1996 balance sheet will be recognized within one year.

    Stock-based Compensation Plans
        The Company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans (Note 4). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity.

                                         9PAGE

    ThermoQuest Corporation                         1996 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Income Taxes
        The Company and Thermo Instrument have a tax allocation agreement under which both the Company and Thermo Instrument are included in Thermo Electron's consolidated federal and certain state income tax returns. The agreement provides that in years in which the Company has taxable income, it will pay to Thermo Electron amounts comparable to the taxes the Company would have paid if it had filed separate tax returns. If Thermo Instrument's equity ownership of the Company were to drop below 80%, the Company would be required to file its own income tax returns.
        In accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

    Earnings per Share
        Earnings per share have been computed based on the weighted average number of shares outstanding during the year. Pursuant to Securities and Exchange Commission requirements, earnings per share have been presented for all periods. Weighted average shares for all periods include the 45,000,000 shares issued to Thermo Instrument in connection with the initial capitalization of the Company and, for periods prior to the Company's initial public offering, the effect of the assumed exercise of stock options issued within one year prior to the Company's initial public offering. Because the effect of the assumed exercise of stock options would be immaterial, they have been excluded from weighted average shares subsequent to the Company's initial public offering. Fully diluted earnings per share have been computed, where dilutive, assuming the conversion of the Company's subordinated convertible debentures and elimination of the related interest expense, as well as the exercise of stock options and their related income tax effects (Note 12).

    Stock Split
        All share and per share information has been restated to reflect a three-for-two stock split, effected in the form of a 50% stock dividend, distributed in January 1996.

    Cash and Cash Equivalents
        As of December 28, 1996, $152,063,000 of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of U.S. government agency securities, corporate notes, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis

                                        10PAGE

    ThermoQuest Corporation                         1996 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    points, set at the beginning of each quarter. As of December 28, 1996, the Company's cash equivalents also include investments in commercial paper and short-term certificates of deposit of the Company's foreign operations, which have an original maturity of three months or less. Cash equivalents are carried at cost, which approximates market value.

    Inventories
        Inventories are stated at the lower of cost (on a first-in, first-out or weighted average basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

    (In thousands)                                           1996      1995
    -----------------------------------------------------------------------
    Raw materials and supplies                            $23,500  $17,970
    Work-in-process and finished goods                     30,512   29,050
                                                          -------  -------
                                                          $54,012  $47,020
                                                          =======  =======

    Property, Plant, and Equipment
        The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings and improvements, 5 to 40 years; machinery and equipment, 3 to 10 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant, and equipment consists of the following:

    (In thousands)                                           1996      1995
    -----------------------------------------------------------------------
    Land                                                 $15,782   $13,463
    Buildings                                             31,447    27,414
    Machinery, equipment and leasehold improvements       19,996    19,788
                                                         -------   -------
                                                          67,225    60,665
    Less: Accumulated depreciation and amortization       16,297    17,134
                                                         -------   -------
                                                         $50,928   $43,531
                                                         =======   =======

    Patents and Other Assets
        Patents and other assets in the accompanying balance sheet includes the costs of acquired patents that are amortized using the straight-line method over an estimated useful life of 12 years. These assets were $1,751,000 and $2,547,000, net of accumulated amortization of $6,470,000 and $5,669,000, at year-end 1996 and 1995, respectively. Patents and other assets in the accompanying balance sheet also includes deferred debt costs of $2,008,000 and $2,348,000, net of accumulated amortization of $863,000 and $370,000, at year-end 1996 and 1995, respectively. These

                                        11PAGE

    ThermoQuest Corporation                         1996 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    costs are being amortized through the maturities of the related debt. The debt matures in 2000 and 2004.

    Cost in Excess of Net Assets of Acquired Companies
        The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over 40 years. Accumulated amortization was $20,386,000 and $16,524,000 at year-end 1996 and 1995, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired companies in assessing the recoverability of this asset. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

    Foreign Currency
        All assets and liabilities of the Company's foreign subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with SFAS No. 52, "Foreign Currency Translation." Resulting translation adjustments are reflected as a separate component of shareholders' investment titled "Cumulative translation adjustment." Foreign currency transaction gains and losses are included in the accompanying statement of income and are not material for the three years presented.

    Use of Estimates
        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


    2.  Available-for-sale Investments

        In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company's debt and marketable equity securities are considered available-for-sale investments in the accompanying balance sheet and are carried at market value, with the difference between cost and market value, net of related tax effects, recorded currently as a component of shareholders' investment titled "Net unrealized gain on available-for-sale investments."
        Available-for-sale investments in the accompanying 1996 balance sheet represents investments in corporate bonds with contractual maturities of one year or less. The difference between the market value and the cost basis of available-for-sale investments at December 28, 1996, was $22,000, which represents gross unrealized gains on those investments.

                                        12PAGE

    ThermoQuest Corporation                         1996 Financial Statements

                   Notes to Consolidated Financial Statements

    3.  Acquisitions

        On December 1, 1995, Thermo Instrument acquired the assets of the analytical instruments division of Analytical Technology, Inc. (ATI). In June 1996, the Company acquired the Automass division of ATI from Thermo Instrument for $4.1 million in cash. The Automass division of ATI is a manufacturer of benchtop mass spectrometers. Because the Company and the Automass division of ATI were deemed for accounting purposes to be under control of their common majority owner, Thermo Instrument, the transaction has been accounted for in a manner similar to a pooling of interests. The results of the Automass division of ATI for December 1995 were not material to the Company's results, therefore the Company's 1995 historical financial information has not been restated. The Company's 1996 historical financial information includes the results of the Automass division of ATI from January 1, 1996.
        On January 19, 1996, the Company acquired Extrel FTMS, Inc. (Extrel) from Waters Technologies Corporation for $1.7 million in cash. Extrel is a manufacturer of Fourier transform mass spectrometers. The acquisition of Extrel has been accounted for using the purchase method of accounting and its results have been included in the accompanying financial statements from the date of acquisition.
        On March 29, 1996, Thermo Instrument acquired a substantial portion of the businesses comprising the Scientific Instruments Division of Fisons plc (Fisons), a wholly owned subsidiary of Rhone-Poulenc Rorer, Inc. In September 1996, the Company acquired two businesses formerly part of Fisons, CE Instruments and MassLab Instruments (MassLab), from Thermo Instrument for an aggregate $27.3 million in cash and the assumption of approximately $8.9 million in debt, subject to a post-closing adjustment to be negotiated with Fisons by Thermo Instrument. CE Instruments is a manufacturer of gas chromatographs and MassLab is a manufacturer of mass spectrometers. The purchase price was determined based on the net book value of CE Instruments and MassLab at March 29, 1996, and a pro rata allocation of Thermo Instrument's total cost in excess of net assets of acquired companies recorded in connection with the acquisition of the Fisons businesses. Because the Company, CE Instruments, and MassLab were deemed for accounting purposes to be under control of their common majority owner, Thermo Instrument, the transaction has been accounted for in a manner similar to a pooling of interests. Accordingly, the Company's 1996 historical financial information includes the results of CE Instruments and MassLab from March 29, 1996, the date these businesses were acquired by Thermo Instrument.
        The aggregate cost of these acquisitions exceeded the estimated fair value of the acquired net assets by $26.6 million, which is being amortized over 40 years. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired and, for CE Instruments and MassLab, is subject to adjustment upon finalization of the purchase price allocation.
        Pro forma data is not presented since these acquisitions were not material to the Company's results of operations.


                                        13PAGE

    ThermoQuest Corporation                         1996 Financial Statements

                   Notes to Consolidated Financial Statements

    4.  Employee Benefit Plans

    Stock-based Compensation Plans

    Stock Option Plans
    ------------------
        In November 1995, the Company adopted a stock-based compensation plan for its key employees, directors, and others, which permits the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. To date, only nonqualified stock options have been awarded under this plan. The option recipients and the terms of options granted under this plan are determined by the Board Committee. Generally, options granted to date are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a five to ten year period, depending on the term of the option, which generally ranges from ten to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. To date, all options have been granted at fair market value. The Company also has a directors' stock option plan, adopted in November 1995, that provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options granted under this plan have the same general terms as options granted under the stock-based compensation plan described above, except that the restrictions and repurchase rights generally lapse ratably over a four-year period and the option term is five years. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron and Thermo Instrument.

    Employee Stock Purchase Program
    -------------------------------
        Substantially all of the Company's full-time U.S. employees are eligible to participate in an employee stock purchase program sponsored by Thermo Instrument and Thermo Electron. Under this program, shares of Thermo Instrument's and Thermo Electron's common stock can be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and the shares purchased are subject to a six-month resale restriction. Prior to November 1, 1995, the applicable shares of common stock could be purchased at 85% of the fair market value at the beginning of the period, and the shares purchased were subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages.


                                        14PAGE

    ThermoQuest Corporation                         1996 Financial Statements

                   Notes to Consolidated Financial Statements

    4.  Employee Benefit Plans (continued)

    Pro Forma Stock-based Compensation Expense
        In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards granted in 1996 under the Company's stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been as follows:

    (In thousands except per share amounts)                            1996
    -----------------------------------------------------------------------
    Net income:
      As reported                                                   $28,023
      Pro forma                                                      26,902
    Earnings per share:
      As reported                                                       .59
      Pro forma                                                         .56

        Pro forma compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.
        The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                       1996
    -----------------------------------------------------------------------
    Volatility                                                       26.0%
    Risk-free interest rate                                           5.9%
    Expected life of options                                     7.8 years

        The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.



                                        15PAGE

   ThermoQuest Corporation                           1996 Financial Statements

                   Notes to Consolidated Financial Statements

   4.  Employee Benefit Plans (continued)

   Stock Option Activity
      A summary of the Company's stock option activity is as follows:

                                                                   1996
                                                             ----------------
                                                                     Weighted
                                                             Number   Average
                                                                 of  Exercise
   (Shares in thousands)                                     Shares     Price
   --------------------------------------------------------------------------
   Options outstanding, beginning of year                        -     $    -
     Granted                                                 2,425      13.12
     Forfeited                                                 (95)     13.00
                                                             -----
   Options outstanding, end of year                          2,330     $13.12
                                                             =====     ======

   Options exercisable                                       2,330     $13.12
                                                             =====     ======
   Options available for grant                                 595
                                                             =====
   Weighted average fair value per share of
     options granted during year                                       $ 5.93
                                                                       ======

        As of December 28, 1996, the options outstanding were exercisable at prices ranging from $13.00 to $16.60 and had a weighted-average remaining contractual life of 10.1 years.

   401(k) Savings Plans
       Substantially all of the Company's full-time U.S. employees are eligible to participate in Thermo Electron's or Finnigan's 401(k) savings plans. Contributions to the 401(k) savings plans are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. For these plans, the Company contributed and charged to expense $1,118,000, $1,007,000, and $1,191,000 in 1996, 1995,
   and 1994, respectively.

   Deferred Compensation Plan
       CE Instruments has an unfunded state mandated deferred compensation plan, the cost of which the Company accrues based on a fixed percentage of each employee's salary, adjusted for inflation. Benefits are paid at the time an employee leaves the employ of the Company. During 1996, the Company's expense related to this plan was $448,000. The Company's liability for this plan is included in "Accrued pension and other deferred items" in the accompanying 1996 balance sheet.


                                       16PAGE

    ThermoQuest Corporation                         1996 Financial Statements

                   Notes to Consolidated Financial Statements

    4.  Employee Benefit Plans (continued)

    Defined Benefit Pension Plan
        The Company's Bremen, Germany, subsidiary has a defined benefit pension plan covering substantially all of its full-time employees. Benefits are based on a percentage of eligible earnings for each year of service in excess of ten years. The Company's funding policy is to make contributions within a range required by applicable regulations. Net periodic pension costs included the following components:

    (In thousands)                                 1996      1995      1994
    -----------------------------------------------------------------------
    Service cost                                $   305   $   386   $   303
    Interest cost on projected benefit
      obligation                                  1,059     1,087       981
    Return on plan assets                          (220)     (234)     (286)
    Amortization of unrecognized prior
      service and obligation, net                   (43)        -        47
                                                -------   -------   -------
                                                $ 1,101   $ 1,239   $ 1,045
                                                =======   =======   =======

        The funded status of the Company's defined benefit pension plan is as follows:

    (In thousands)                                 1996      1995
    -------------------------------------------------------------
    Actuarial present value of
      benefit obligations:
        Vested benefits                         $13,494   $14,040
        Nonvested benefits                           96       196
                                                -------   -------
    Accumulated benefit obligation               13,590    14,236
    Effect of projected future salary
      increases                                   1,294     1,618
                                                -------   -------
    Projected benefit obligation                 14,884    15,854
    Plan assets at fair value                     5,842     6,048
                                                -------   -------
    Plan assets less than projected
      benefit obligation                          9,042     9,806
    Unrecognized net gain                         2,550     2,151
    Initial unrecognized net obligation            (340)     (421)
                                                -------   -------
      Accrued pension costs                     $11,252   $11,536
                                                =======   =======


                                        17PAGE

    ThermoQuest Corporation                         1996 Financial Statements

                   Notes to Consolidated Financial Statements

    4.  Employee Benefit Plans (continued)

        Actuarial assumptions used to determine the net periodic pension costs were:

                                                   1996       1995     1994
    -----------------------------------------------------------------------
    Discount rate                                  7.5%      7.5%      7.0%
    Rate of increase in salary levels              3.5%      3.5%      4.5%
    Expected long-term rate of return on assets    6.0%      6.0%      6.0%


    5.  Income Taxes

        The components of income before provision for income taxes are as follows:

    (In thousands)                                 1996      1995      1994
    -----------------------------------------------------------------------
    Domestic                                    $28,795   $24,583   $30,372
    Foreign                                      19,945    11,582     1,738
                                                -------   -------   -------
                                                $48,740   $36,165   $32,110
                                                =======   =======   =======

        The components of the provision for income taxes are as follows:

    (In thousands)                                 1996      1995      1994
    -----------------------------------------------------------------------
    Currently payable:
      Federal                                   $11,224   $ 7,852   $ 8,141
      State                                       2,340     1,523     1,201
      Foreign                                    10,281     4,600     1,652
                                                -------   -------   -------
                                                 23,845    13,975    10,994
                                                -------   -------   -------
    Net deferred (prepaid):
      Federal                                    (1,529)      683     2,072
      State                                        (324)      145       518
      Foreign                                    (1,275)      360         -
                                                -------   -------   -------
                                                 (3,128)    1,188     2,590
                                                -------   -------   -------
                                                $20,717   $15,163   $13,584
                                                =======   =======   =======

        The provision for income taxes that is currently payable does not reflect $1,840,000 and $2,000,000 of tax benefits used to reduce cost in excess of net assets of acquired companies in 1996 and 1995, respectively. In addition, the Company receives a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the Company's common stock on the date of exercise. The provision for income taxes that is
                                        18PAGE

    ThermoQuest Corporation                         1996 Financial Statements

                   Notes to Consolidated Financial Statements

    5.  Income Taxes (continued)

    currently payable does not reflect $800,000 of such benefits that have been allocated to capital in excess of par value in 1996.
        The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 35% to income before provision for income taxes due to the following:

    (In thousands)                                 1996      1995      1994
    -----------------------------------------------------------------------
    Provision for income taxes at statutory
      rate                                      $17,059   $12,658   $11,239
    Increases (decreases) resulting from:
      State income taxes, net of federal
        tax                                       1,310     1,084     1,117
      Foreign tax rate and tax law
        differential                              2,024       906     1,044
      Tax benefit of foreign sales
        corporation                                (755)     (659)     (770)
      Amortization of cost in excess of net
        assets of acquired companies                905     1,012       848
      Other, net                                    174       162       106
                                                -------   -------   -------
                                                $20,717   $15,163   $13,584
                                                =======   =======   =======

        Prepaid income taxes and deferred income taxes in the accompanying balance sheet consist of the following:

    (In thousands)                                 1996      1995
    -------------------------------------------------------------
    Prepaid income taxes:
      Foreign tax loss carryforwards            $20,451   $ 7,404
      Reserves and accruals                       7,067     2,408
      Inventory basis difference                  2,820     2,528
      Accrued compensation                        1,574     1,788
      Other, net                                      8     1,971
                                                -------   -------
                                                 31,920    16,099
      Less: Valuation allowance                  20,451     7,404
                                                -------   -------
                                                $11,469   $ 8,695
                                                =======   =======
    Deferred income taxes:
      Depreciation                              $ 5,405   $ 5,767
                                                =======   =======

        The valuation allowance relates to uncertainty surrounding the realization of foreign net operating losses, which is dependent on the future income of certain foreign subsidiaries of the Company. As of December 28, 1996, the Company had $40,923,000 of foreign tax loss

                                        19PAGE

    ThermoQuest Corporation                         1996 Financial Statements

                   Notes to Consolidated Financial Statements

    5.  Income Taxes (continued)

    carryforwards, $29,083,000 of which expires from 1997 through 2001. The remainder of the Company's foreign tax loss carryforwards do not expire. The increase in the valuation allowance in 1996 results from an increase in acquired foreign tax loss carryforwards. Any tax benefit resulting from use of the loss carryforwards is recorded as a reduction of cost in excess of net assets of acquired companies.
        A provision has not been made for U.S. or additional foreign taxes on $34,257,000 of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the U.S. because the Company plans to keep these amounts permanently reinvested overseas. The Company believes that any additional U.S. tax liability due upon remittance of such earnings would be immaterial due to available U.S. foreign tax credits.


    6.  Short- and Long-term Obligations

    Short-term Obligations
        Notes payable and current maturities of long-term obligations in the accompanying balance sheet includes $15,241,000 and $10,545,000 in 1996 and 1995, respectively, of short-term bank borrowings and amounts borrowed under lines of credit at the Company's foreign subsidiaries. The weighted average interest rate for these borrowings was 6.45% and 2.44% at year-end 1996 and 1995, respectively. Unused lines of credit were $13,041,000 at year-end 1996.

    Long-term Obligations
        Long-term obligations of the Company are as follows:

    (In thousands)                                           1996       1995
    ------------------------------------------------------------------------
    5% Subordinated convertible debentures, due 2000,
      convertible at $16.50 per share                    $ 96,250  $ 96,250
    10.23% Mortgage loan secured by property with a
      net book value of $16,042, payable in monthly
      installments with final payments in 2004              9,267    10,101
    6% Note payable, payable in annual installments
      with final payment in 1997                              567         -
    6.25% Notes payable, paid in 1996                           -     1,215
    5.75% Note payable, paid in 1996                            -       100
                                                         --------  --------
                                                          106,084   107,666
    Less: Current maturities of long-term obligations       1,491     1,210
                                                         --------  --------
                                                         $104,593  $106,456
                                                         ========  ========

        The $96,250,000 principal amount 5% subordinated convertible debentures are guaranteed on a subordinated basis by Thermo Electron. Thermo Instrument and the Company have agreed to reimburse Thermo Electron in the event Thermo Electron is required to make a payment under

                                        20PAGE

    ThermoQuest Corporation                         1996 Financial Statements

                   Notes to Consolidated Financial Statements

    6.  Short- and Long-term Obligations (continued)

    the guarantee. In addition, the Company has agreed to reimburse Thermo Instrument in the event Thermo Instrument is required to make a payment under the guarantee.
        The annual requirements of long-term obligations as of December 28, 1996, are $1,491,000 in 1997; $1,023,000 in 1998; $1,133,000 in 1999;
    $97,504,000 in 2000; $1,389,000 in 2001; and $3,544,000 in 2002 and
    thereafter. Total future requirements of long-term obligations are $106,084,000.
        See Note 10 for the fair value information pertaining to the Company's long-term obligations.


    7.  Commitments

        The Company leases portions of its office and operating facilities under various operating lease arrangements. The accompanying statement of income includes expenses from operating leases of $3,041,000, $3,046,000, and $2,596,000 in 1996, 1995, and 1994, respectively. Future minimum payments due under noncancellable operating leases at December 28, 1996, are $1,734,000 in 1997; $1,149,000 in 1998; $801,000 in 1999; $615,000 in
    2000; and $206,000 in 2001. Total future minimum lease payments are $4,505,000.


    8.  Related Party Transactions

    Corporate Services Agreement
        The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company pays Thermo Electron annually an amount equal to 1.0% of the Company's revenues. The Company paid an annual fee equal to 1.20% and 1.25% of the Company's revenues in 1995 and 1994, respectively. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. For these services, the Company was charged $3,138,000, $2,903,000, and $2,792,000 in 1996, 1995,
    and 1994, respectively. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

                                        21PAGE

    ThermoQuest Corporation                         1996 Financial Statements

                   Notes to Consolidated Financial Statements

    8.  Related Party Transactions (continued)

    Other Related Party Transactions
        The Company purchases and sells products in the ordinary course of business with other companies affiliated with Thermo Instrument. Purchases of products from such affiliated companies totaled $10,527,000, $4,974,000, and $2,828,000 in 1996, 1995, and 1994, respectively. Sales of products to such affiliated companies totaled $11,987,000, $940,000, and $931,000 in 1996, 1995, and 1994, respectively.

    Repurchase Agreement
        The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.


    9.  Common Stock

        In March and April 1996, the Company sold 3,450,000 shares of its common stock in an initial public offering at $15.00 per share for net proceeds of $47,778,000.
        At December 28, 1996, the Company had reserved 8,833,333 unissued shares of its common stock for possible issuance under stock-based compensation plans and for issuance upon possible conversion of the Company's subordinated convertible debentures.


    10. Fair Value of Financial Instruments

        The Company's financial instruments consist primarily of cash and cash equivalents, available-for-sale investments, accounts receivable, notes payable and current maturities of long-term obligations, accounts payable, due to parent company, long-term obligations, and forward exchange contracts. The carrying amount of these financial instruments, with the exception of available-for-sale investments, long-term obligations, and forward exchange contracts, approximate fair value due to their short-term nature.
        Available-for-sale investments are carried at fair value in the accompanying 1996 balance sheet. The fair values were determined based on quoted market prices (Note 2).
        The Company enters into forward exchange contracts to hedge certain firm purchase and sale commitments denominated in currencies other than its subsidiaries' local currencies, principally U.S. dollars, British pounds sterling, French francs, and Japanese yen. The purpose of the Company's foreign currency hedging activities is to protect the Company's local currency cash flows related to these commitments from fluctuations in foreign exchange rates. The amounts of such forward exchange contracts at year-end 1996 and 1995 were $550,000 and $6,237,000, respectively.



                                        22PAGE

    ThermoQuest Corporation                         1996 Financial Statements

                   Notes to Consolidated Financial Statements

    10. Fair Value of Financial Instruments (continued)

        The carrying amount and fair value of the Company's long-term obligations and off-balance-sheet financial instruments are as follows:

                                          1996                   1995
                                   --------------------   ------------------
                                   Carrying        Fair   Carrying      Fair
    (In thousands)                   Amount       Value     Amount     Value
    ------------------------------------------------------------------------
    Long-term obligations:
        Subordinated convertible
          debentures               $ 96,250    $ 96,250   $ 96,250  $100,100
        Other                         8,343       9,177     10,206    10,669
                                   --------    --------   --------  --------
                                   $104,593    $105,427   $106,456  $110,769
                                   ========    ========   ========  ========
    Off-balance-sheet financial
      instruments:
        Forward exchange contracts
          receivable                           $     12             $    397

        The fair value of long-term obligations was determined based on quoted market prices and on borrowing rates available to the Company at the respective year-ends.
        The fair value of forward exchange contracts is the estimated amount that the Company would receive upon termination of the contract, taking into account the change in foreign exchange rates.


    11. Geographical Information

        The Company is engaged in one business segment: developing, manufacturing, and selling mass spectrometers, liquid chromatographs, and gas chromatographs. The following table shows data for the Company by geographical area.

    (In thousands)                             1996         1995       1994
    -----------------------------------------------------------------------
    Revenues:
        United States                      $171,100    $145,430    $145,281
        Germany                              66,228      64,368      51,333
        Italy                                41,546       5,517       4,425
        Other Europe                         75,242      56,639      52,199
        Japan                                41,993      36,966      28,919
        Other                                 3,503       3,776       1,157
        Transfers among geographical
          areas (a)                         (85,819)    (70,787)    (59,918)
                                           --------    --------    --------

                                           $313,793    $241,909    $223,396
                                           ========    ========    ========

                                        23PAGE

    ThermoQuest Corporation                         1996 Financial Statements

                   Notes to Consolidated Financial Statements

    11. Geographical Information (continued)

    (In thousands)                             1996         1995       1994
    -----------------------------------------------------------------------
    Income before provision for
      income taxes:
        United States (b)                  $ 25,425    $ 20,867    $ 24,431
        Germany                               3,971       3,421      (1,398)
        Italy                                   742         (50)       (208)
        Other Europe                          9,835       6,767       4,201
        Japan                                 6,912       5,820       6,433
        Other                                   278         350          23
                                           --------    --------    --------
        Total operating income               47,163      37,175      33,482
        Interest income (expense), net        1,577      (1,010)     (1,372)
                                           --------    --------    --------
                                           $ 48,740    $ 36,165    $ 32,110
                                           ========    ========    ========

    Identifiable assets:
        United States (c)                  $348,271    $288,095    $186,153
        Germany                              55,470      61,468      63,726
        Italy                                49,760       4,834       4,240
        Other Europe                         60,812      37,775      32,915
        Japan                                19,363      33,760      18,369
        Other                                 1,394       2,110         881
                                           --------    --------    --------
                                           $535,070    $428,042    $306,284
                                           ========    ========    ========

    Export revenues included in United
      States revenues above (d):
        Europe                             $ 44,051    $ 36,943    $ 34,341
        Other                                33,905      26,578      19,305
                                           --------    --------    --------
                                           $ 77,956    $ 63,521    $ 53,646
                                           ========    ========    ========
    ____________________

    (a) Transfers among geographical areas are accounted for at prices that are representative of transactions with unaffiliated parties.
    (b) Includes corporate general and administrative expenses.
    (c) Includes $47.8 million in net proceeds from the 1996 initial public offering of Company common stock and $93.9 million in net proceeds from the 1995 issuance of 5% subordinated convertible debentures.
    (d) In general, export sales are denominated in U.S. dollars.


                                        24PAGE

    ThermoQuest Corporation                         1996 Financial Statements

                   Notes to Consolidated Financial Statements

    12. Unaudited Quarterly Information

    (In thousands except per share amounts)


    1996                           First(a)   Second(b)    Third      Fourth
    Revenues                     $67,299     $81,692     $78,155     $86,647
    Gross profit                  31,889      36,968      37,760      39,738
    Net income                     5,842       6,687       6,728       8,766
    Earnings per share:
      Primary                        .13         .14         .14         .18
      Fully diluted                  .13         .14         .14         .17


    1995                           First      Second       Third      Fourth
    Revenues                     $56,505     $57,729     $58,492     $69,183
    Gross profit                  28,033      29,300      28,437      35,415
    Net income                     4,384       4,854       4,632       7,132
    Earnings per share:
      Primary                        .10         .11         .10         .16
      Fully diluted                  .10         .11         .10         .16

    (a) Includes the results of the Automass division of ATI, effective January 1, 1996 (Note 3).
    (b) Includes the results of CE Instruments and MassLab since their acquisition by Thermo Instrument on March 29, 1996 (Note 3).








                                        25PAGE

    ThermoQuest Corporation                         1996 Financial Statements

                    Report of Independent Public Accountants

    To the Shareholders and Board of Directors of ThermoQuest Corporation:

        We have audited the accompanying consolidated balance sheet of ThermoQuest Corporation (a Delaware corporation and 93%-owned subsidiary of Thermo Instrument Systems Inc.) and subsidiaries as of December 28, 1996, and December 30, 1995, and the related consolidated statements of income, shareholders' investment, and cash flows for each of the three years in the period ended December 28, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ThermoQuest Corporation and subsidiaries as of December 28, 1996, and December 30, 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 1996, in conformity with generally accepted accounting principles.



                                                Arthur Andersen LLP



    Boston, Massachusetts
    February 11, 1997








                                        26PAGE

    ThermoQuest Corporation                         1996 Financial Statements

                     Management's Discussion and Analysis of
                   Financial Condition and Results Operations

        Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed immediately after this Management's Discussion and Analysis of Financial Condition and Results of Operations under the caption "Forward-looking Statements."

    Overview

        The Company develops, manufactures, and sells mass spectrometers, liquid chromatographs, and gas chromatographs. These analytical instruments are used in the quantitative and qualitative chemical analysis of organic and inorganic compounds at ultra-trace levels of detection. The Company's products are used primarily by pharmaceutical companies for drug research, testing, and quality control; by environmental laboratories for testing water, air, and soil samples for compliance with environmental regulations; by chemical companies for research and quality control; by manufacturers for testing in certain industrial applications, such as the manufacture of silicon chips, and for quality control; by food and beverage companies for quality control and to test for product contamination; and in forensic applications.
        An element of the Company's strategy is to combine its internal growth with the acquisition of complementary products and technologies. On January 19, 1996, the Company acquired Extrel FTMS, Inc. (Extrel), a manufacturer of Fourier transform mass spectrometers, from Waters Technologies Corporation and effective January 1, 1996, the Company acquired the Automass division of Analytical Technology, Inc. (ATI), a manufacturer of benchtop mass spectrometers, from Thermo Instrument Systems Inc. (Thermo Instrument) (Note 3). In addition, effective March 29, 1996, the Company acquired CE Instruments, a manufacturer of gas chromatographs, and MassLab Instruments (MassLab), a manufacturer of mass spectrometers, from Thermo Instrument (Note 3).
        The Company sells its products on a worldwide basis. Although the Company seeks to charge its customers in the same currency as its operating costs, the Company's financial performance and competitive position can be affected by currency exchange rate fluctuations. Where appropriate, the Company uses forward contracts to reduce its exposure to currency fluctuations.


                                        27PAGE

    ThermoQuest Corporation                         1996 Financial Statements

                     Management's Discussion and Analysis of
                   Financial Condition and Results Operations

    Results of Operations

    1996 Compared With 1995
        Revenues increased 30% to $313.8 million in 1996 from $241.9 million in 1995, primarily as a result of the inclusion of $47.3 million of revenues from acquisitions (Note 3) and an increase of $33.2 million of revenues from the Company's existing mass spectrometry business. The increase in revenues from the Company's existing mass spectrometry business was primarily due to the introduction of two new products, one in the third quarter of 1995 and another in the first quarter of 1996. These increases were offset by a decrease of $10.9 million in revenues due to the strengthening of the U.S. dollar in relation to the Japanese yen and the German mark.
        The gross profit margin decreased to 46.6% in 1996 from 50.1% in 1995. This decline is primarily due to the inclusion of lower-margin revenues from CE Instruments and MassLab. The combined gross profit margin at CE Instruments and MassLab was 31% from March 29, 1996, through December 28, 1996.
        Selling, general, and administrative expenses as a percentage of revenues decreased to 24.7% in 1996 from 27.5% in 1995, primarily due to an increase in total revenues. Research and development expenses as a percentage of revenues decreased to 7.0% in 1996 from 7.2% in 1995, primarily due to an increase in total revenues.
        Interest income increased to $8.9 million in 1996 from $2.7 million in 1995, primarily as a result of interest income earned on invested proceeds from the Company's issuance of $96.3 million principal amount of 5% subordinated convertible debentures in August 1995 and, to a lesser extent, the Company's initial public offering of common stock in March and April 1996 (Note 9). Interest expense increased to $7.3 million in 1996 from $3.7 million in 1995, primarily due to interest on the Company's 5% subordinated convertible debentures.
        The effective tax rate was 42.5% in 1996, compared with 41.9% in 1995. The effective tax rates exceeded the statutory federal income tax rate primarily due to the impact of foreign and state income taxes and the nondeductible amortization of cost in excess of net assets of acquired companies.

    1995 Compared With 1994
        Revenues increased 8% to $241.9 million in 1995 from $223.4 million in 1994, primarily due to an increase of $11.2 million in revenues as a result of the weakness of the U.S. dollar in relation to foreign currencies, particularly the Japanese yen and the German mark. The remaining increase in revenues was primarily due to the introduction of a new product in the third quarter of 1995.
        The gross profit margin was relatively unchanged at 50.1% in 1995, compared with 49.6% in 1994.
        Selling, general, and administrative expenses as a percentage of revenues remained relatively unchanged at 27.5% in 1995, compared with 28.0% in 1994. Research and development expenses as a percentage of revenues increased to 7.2% in 1995 from 6.6% in 1994, primarily due to increased expenditures in connection with a line of mass spectrometry products that was introduced in 1995.

                                        28PAGE

    ThermoQuest Corporation                         1996 Financial Statements

                     Management's Discussion and Analysis of
                   Financial Condition and Results Operations

    1995 Compared With 1994 (continued)
        Interest income increased to $2.7 million in 1995 from $0.3 million in 1994 as a result of interest income earned on invested proceeds from the Company's issuance of $96.3 million principal amount of 5% subordinated convertible debentures in August 1995. Interest expense increased to $3.7 million in 1995 from $1.7 million in 1994, primarily due to interest on the Company's 5% subordinated convertible debentures.
        The effective tax rate was 41.9% in 1995 and 42.3% in 1994. The effective tax rates exceeded the statutory federal income tax rate primarily due to the impact of state income taxes, the inability to provide a tax benefit for losses incurred at certain of the Company's foreign operations, and the nondeductible amortization of cost in excess of net assets of acquired companies.

    Liquidity and Capital Resources

        Consolidated working capital was $216.9 million at December 28, 1996, compared with $166.9 million at December 30, 1995, an increase of $50.0 million. Included in working capital are cash, cash equivalents, and available-for-sale investments of $182.4 million at December 28, 1996, compared with $120.4 million at December 30, 1995. Cash provided by operating activities was $58.0 million in 1996. Accounts receivable decreased $8.2 million in 1996, primarily due to improved collections at one of the Company's foreign subsidiaries. Other current liabilities increased $13.5 million in 1996, primarily due to higher income taxes payable.
        At December 28, 1996, $19.9 million of the Company's cash and cash equivalents were held by its foreign subsidiaries. Repatriation of this cash into the United States would be subject to foreign withholding taxes and could also be subject to a United States tax.
        The Company's investing activities used $43.2 million of cash in 1996. The Company expended $32.4 million, net of cash acquired, for acquisitions (Note 3) and $3.8 million for purchases of property, plant, and equipment.
        The Company's financing activities provided $40.3 million of cash in 1996. In March and April 1996, the Company sold 3,450,000 shares of its common stock in an initial public offering at $15.00 per share for net proceeds of $47.8 million. The Company used $7.3 million of cash in 1996 to reduce short- and long-term obligations.
        During 1997, the Company plans to expend approximately $5 million for property, plant, and equipment. The Company has an underfunded defined benefit pension plan covering employees of its manufacturing subsidiary in Bremen, Germany. The Company's policy is to fund the plan at a level within the range required by applicable regulations. As of December 28, 1996, the unfunded liabilities for this plan were $11.3 million. In addition, as of December 28, 1996, the Company has a deferred compensation plan with an unfunded liability of $4.6 million. As of December 28, 1996, the Company's foreign subsidiaries had available short-term credit facilities of $13.0 million.
        Although the Company expects to have positive cash flow from its existing operations, the Company anticipates it will require significant amounts of cash to pursue the acquisition of complementary businesses.

                                        29PAGE

    ThermoQuest Corporation                         1996 Financial Statements

                     Management's Discussion and Analysis of
                   Financial Condition and Results Operations

    Liquidity and Capital Resources (continued)

    The Company expects that it will finance acquisitions through a combination of internal funds, additional debt or equity financing from the capital markets, or short-term borrowings from Thermo Instrument or Thermo Electron Corporation, although there is no agreement with these companies to ensure that funds will be available on acceptable terms or at all. The Company believes that its existing resources are sufficient to meet the capital requirements of its existing businesses for the foreseeable future.












                                        30PAGE

    ThermoQuest Corporation                         1996 Financial Statements

                           Forward-looking Statements

        In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in 1997 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.
        Competition, Technological Change, and Industry Acceptance. The Company encounters, and expects to continue to encounter, intense competition in the sale of its current and future products. Some of the Company's competitors and potential competitors have greater resources, manufacturing and marketing capabilities, research and development staff, and production facilities than those of the Company. No assurance can be given that the Company's competitors will not develop products that will be superior to the Company's products. In addition, industry acceptance of new technologies developed by the Company may be slow to develop due to, among other things, existing regulations written specifically for older technologies and general unfamiliarity of users with new technologies.
        Risks Associated with Intellectual Property. The Company holds many patents relating to various aspects of its products, including a significant patent relating to ion trap mass spectrometers. In addition, the Company believes that proprietary technical know-how is critical to many of its products. Proprietary rights relating to the Company's products are protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are maintained in confidence as trade secrets. There can be no assurance that any patents now or hereafter owned by the Company will afford protection against competitors and, in the absence of patent protection, the Company may be vulnerable to competitors who attempt to copy the Company's products or gain access to its trade secrets and know-how. Proceedings initiated by the Company to protect its proprietary rights could result in substantial costs to the Company. There can be no assurance that competitors of the Company will not initiate litigation to challenge the validity of the Company's patents, or that they will not use their resources to design comparable products that do not infringe the Company's patents. There may also be pending or issued patents of which the Company is not aware held by parties not affiliated with the Company that relate to the Company's products or technologies. The Company may need to acquire licenses to, or contest the validity of, any such patents. It is likely that significant funds would be required to contest the validity of any such patents. There can be no assurance that any license required under any such patent would be made available on acceptable terms or that the Company would prevail in any such contest.
        Risks Associated with Acquisition Strategy. The Company's growth strategy is to supplement its internal growth with the acquisition of businesses and technologies that complement or augment the Company's existing product lines. The Company has acquired certain portions of several businesses that have been acquired by Thermo Instrument Systems Inc., the Company's parent (Thermo Instrument), and may acquire additional businesses from Thermo Instrument in the future. Certain of the businesses acquired from Thermo Instrument have low levels of profitability and businesses that the Company may seek to acquire in the

                                        31PAGE

    ThermoQuest Corporation                         1996 Financial Statements

                           Forward-looking Statements

    future may also be marginally profitable or unprofitable. In order for any acquired businesses to achieve the level of profitability desired by the Company, the Company must successfully reduce expenses and improve operations. No assurance can be given that the Company will be successful in this regard. In addition, promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory approvals, including antitrust approvals. There can be no assurance that the Company or Thermo Instrument will be able to complete pending or future acquisitions. In order to finance any such acquisitions, it may be necessary for the Company to raise additional funds either through public or private financings. Any equity or debt financing, if available at all, may be on terms which are not favorable to the Company.
        Dependence on the Pharmaceutical Industry. The largest single market for the Company's mass spectrometers and liquid chromatographs is the pharmaceutical industry. Although the Company's existing products are not subject to regulation by the U.S. Food and Drug Administration (the FDA), FDA regulations apply to the processes and production facilities used to manufacture pharmaceutical products. Any material change by a pharmaceutical company in its manufacturing process or equipment could necessitate additional FDA review and approval. Such requirements may make it more difficult for the Company to sell its products to pharmaceutical customers that have already applied for or obtained approval for production processes using different equipment and supplies. Any changes in the regulations that apply to the processes and production facilities used to manufacture pharmaceutical products may adversely affect the market for the Company's products. In addition, from time to time as a result of industry consolidation and other factors, the pharmaceutical industry has reduced its capital expenditures for equipment such as that manufactured by the Company, and there can be no assurance that further changes in the pharmaceutical industry will not adversely affect demand for the Company's products.
        Possible Adverse Effect from Changes in Environmental Regulations. One of the largest markets for the Company's products is environmental analysis. Most air, water, and soil analysis is conducted to comply with federal, state, local, and foreign environmental regulations. These regulations are frequently specific as to the type of technology required for a particular analysis and the level of detection required for that analysis. The Company develops, configures, and markets its products to meet customer needs created by existing and anticipated environmental regulations. These regulations may be amended or eliminated in response to new scientific evidence or political or economic considerations. Any significant change in environmental regulations could result in a reduction in demand for the Company's products.
        Possible Adverse Impact of Significant International Operations. International sales accounted for approximately 70% of the Company's revenues in 1996, and the Company expects that international sales will continue to account for a significant portion of the Company's revenues in the future. Sales to customers in foreign countries are subject to a number of risks, including the following: agreements may be difficult to enforce, and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; and foreign countries could impose withholding taxes or otherwise tax the Company's foreign income, impose tariffs, embargoes or exchange controls,
                                        32PAGE

    ThermoQuest Corporation                         1996 Financial Statements

                           Forward-looking Statements

    or adopt other restrictions on foreign trade. Additionally, the U.S. dollar value of the Company's net sales varies with currency exchange rate fluctuations. Significant increases in the value of the U.S. dollar relative to certain foreign currencies could have a material adverse effect on the Company's competitive position and results of operations.



























                                        33PAGE

   ThermoQuest Corporation                        1996 Financial Statements

                         Selected Financial Information

   (In thousands except
   per share amounts)       1996(a)     1995(b)     1994(c)     1993(d)   1992
   ---------------------------------------------------------------------------
   Statement of Income Data:
   Revenues             $313,793    $241,909    $223,396   $204,757   $150,423
   Net income             28,023      21,002      18,526     14,280     11,527
   Earnings per share        .59         .46         .41        .32        .26

   Balance Sheet Data:
   Working capital      $216,865    $166,902    $ 47,955   $ 44,866   $ 25,624
   Total assets          535,070     428,042     306,284    297,969    206,111
   Long-term obligations 104,593     106,456      11,322     12,263     17,971
   Shareholders'
    investment           303,014     227,740     211,633    201,588    123,185

   (a) Includes the results of the Automass division of Analytical Technology, Inc. effective January 1, 1996, the results of CE Instruments and MassLab Instruments since their acquisition by Thermo Instrument on March 29, 1996, and the net proceeds of the Company's initial public offering in March and April 1996.
   (b) Reflects the issuance in August 1995 of $96.3 million principal amount of 5% subordinated convertible debentures due 2000.
   (c) Includes the results of Tremetrics Inc. since its acquisition by Thermo Instrument in March 1994.
   (d) Includes the results of Spectra-Physics Analytical, Inc. since its acquisition by Thermo Instrument in February 1993.







                                       34PAGE

    ThermoQuest Corporation                         1996 Financial Statements


    Common Stock Market Information
        The following table shows the market range for the Company's common stock based on reported sale prices on the American Stock Exchange (symbol TMQ) since March 19, 1996, the date the Company's common stock began trading on the exchange.

                                    1996
                             ------------------
                Quarter         High      Low
                -------------------------------

                First        $ 20      $ 16 1/4
                Second         17 7/8    13 3/4
                Third          15 3/4    13 1/4
                Fourth         15 3/8    12 1/2

        As of January 24, 1997, the Company had 260 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on January 24, 1997, was $15 7/8 per share.

    Shareholder Services
        Shareholders of ThermoQuest Corporation who desire information about the Company are invited to contact John N. Hatsopoulos, Chief Financial Officer, ThermoQuest Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046, (617) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Beginning in 1997, quarterly distribution will be limited to the second quarter only. All quarterly reports and press releases are available through the Internet from Thermo Electron's home page on the World Wide Web (http://www.thermo.com/subsid/tmq.html).

    Stock Transfer Agent
        American Stock Transfer & Trust Company is the stock transfer agent and maintains shareholder activity records. The agent will respond to questions on issuance of stock certificates, change of ownership, lost stock certificates, and change of address. For these and similar matters, please direct inquiries to:

        American Stock Transfer & Trust Company
        Shareholder Services Department
        40 Wall Street, 46th Floor
        New York, New York 10005
        (718) 921-8200

    Dividend Policy
       The Company has never paid cash dividends and does not expect to pay cash dividends in the foreseeable future because its policy has been to use earnings to finance expansion and growth. Payment of dividends will rest within the discretion of the Board of Directors and will depend upon, among other factors, earnings, capital requirements, and financial condition.
                                        35PAGE

    ThermoQuest Corporation                         1996 Financial Statements



    Form 10-K Report
        A copy of the Annual Report on Form 10-K for the fiscal year ended December 28, 1996, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to John N. Hatsopoulos, Chief Financial Officer, ThermoQuest Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046.

    Annual Meeting
        The annual meeting of shareholders will be held on Monday, June 2, 1997, at 10:00 a.m. at the Hyatt Regency Hotel, Hilton Head, South Carolina.






                                        36PAGE