Form 10-K, Exhibit 13
period 1998-01-03
THERMOQUEST CORP \DE\
filed 1998-03-18
CIK 1005868

Exhibit 13








                             THERMOQUEST CORPORATION

                        Consolidated Financial Statements

                                      1997
PAGE

    ThermoQuest Corporation                         1997 Financial Statements

                        Consolidated Statement of Income

    (In thousands except per share amounts)         1997      1996      1995
    ------------------------------------------------------------------------
    Revenues (Notes 8 and 11)                   $438,863  $313,793  $241,909
                                                --------  --------  --------
    Costs and Operating Expenses:
      Cost of revenues                           229,960   167,438   120,724
      Selling, general, and administrative
        expenses (Note 8)                        107,770    77,371    66,557
      Research and development expenses           28,152    21,821    17,453
                                                --------  --------  --------
                                                 365,882   266,630   204,734
                                                --------  --------  --------
    Operating Income                              72,981    47,163    37,175

    Interest Income (includes $679 from
      related parties in 1997)                    10,121     8,905     2,715
    Interest Expense (includes $3,126 to
      related parties in 1997; Note 3)           (10,081)   (7,328)   (3,725)
                                                --------  --------  --------
    Income Before Provision for Income Taxes      73,021    48,740    36,165
    Provision for Income Taxes (Note 5)           31,216    20,717    15,163
                                                --------  --------  --------
    Net Income                                  $ 41,805  $ 28,023  $ 21,002
                                                ========  ========  ========

    Earnings per Share (Note 12):
      Basic                                     $    .83  $    .59  $    .47
                                                ========  ========  ========

      Diluted                                   $    .80  $    .57  $    .47
                                                ========  ========  ========

    Weighted Average Shares (Note 12):
      Basic                                       50,120    47,677    45,000
                                                ========  ========  ========

      Diluted                                     55,891    53,697    45,000
                                                ========  ========  ========


    The accompanying notes are an integral part of these consolidated financial statements.

                                         2PAGE

    ThermoQuest Corporation                         1997 Financial Statements

                           Consolidated Balance Sheet

    (In thousands)                                            1997      1996
    ------------------------------------------------------------------------
    Assets
    Current Assets:
      Cash and cash equivalents                           $ 91,898  $174,978
      Available-for-sale investments, at quoted market
        value (amortized cost of $7,430 in 1996; Note 2)         -     7,452
      Accounts receivable, less allowances of $4,361
        and $4,459                                          96,541    73,669
      Inventories                                           66,389    54,012
      Prepaid expenses                                       2,490     1,003
      Prepaid income taxes (Note 5)                         12,542    11,469
      Due from parent company and affiliated
        companies (Note 3)                                     750         -
                                                          --------  --------
                                                           270,610   322,583
                                                          --------  --------
    Property, Plant, and Equipment, at Cost, Net            66,736    50,928
                                                          --------  --------
    Patents and Other Assets                                 2,845     4,368
                                                          --------  --------
    Cost in Excess of Net Assets of Acquired
      Companies (Notes 3 and 5)                            255,435   157,191
                                                          --------  --------
                                                          $595,626  $535,070
                                                          ========  ========

                                         3PAGE

    ThermoQuest Corporation                         1997 Financial Statements

    (In thousands except share amounts)                       1997      1996
    ------------------------------------------------------------------------
    Liabilities and Shareholders' Investment
    Current Liabilities:
      Notes payable and current maturities of
        long-term obligations (Note 6)                    $  7,147  $ 16,732
      Accounts payable                                      24,151    18,249
      Accrued payroll and employee benefits                 19,541    15,339
      Accrued installation and warranty expenses             9,991     9,899
      Accrued income taxes (includes $10,600 and
        $6,892 due to parent company)                       21,331    14,290
      Deferred revenue                                       9,939     9,353
      Customer deposits                                      5,193     6,542
      Other accrued expenses                                16,907    14,475
      Due to parent company and affiliated companies             -       839
                                                          --------  --------
                                                           114,200   105,718
                                                          --------  --------
    Deferred Income Taxes (Note 5)                           7,503     5,405
                                                          --------  --------
    Accrued Pension and Other Deferred Items (Note 4)       15,064    16,340
                                                          --------  --------
    Long-term Obligations (Note 6)                          88,080   104,593
                                                          --------  --------
    Commitments and Contingencies (Note 7)

    Shareholders' Investment (Notes 4 and 9):
      Common stock, $.01 par value, 100,000,000 shares
        authorized; 51,185,127 and 48,450,000 shares
        issued                                                 512       485
      Capital in excess of par value                       302,881   261,921
      Retained earnings                                     78,229    39,787
      Treasury stock at cost, 340 shares in 1997                (6)        -
      Cumulative translation adjustment                    (10,837)      807
      Net unrealized gain on available-for-sale
        investments (Note 2)                                     -        14
                                                          --------  --------
                                                           370,779   303,014
                                                          --------  --------
                                                          $595,626  $535,070
                                                          ========  ========


    The accompanying notes are an integral part of these consolidated financial statements.

                                         4PAGE

    ThermoQuest Corporation                         1997 Financial Statements

                      Consolidated Statement of Cash Flows

   (In thousands)                               1997       1996         1995
   -------------------------------------------------------------------------
   Operating Activities:
     Net income                            $  41,805  $  28,023    $  21,002
     Adjustments to reconcile net
       income to net cash provided
       by operating activities:
         Depreciation and amortization        14,285      9,603        8,397
         Provision for losses on
           accounts receivable                   549        220          213
         Other noncash expenses                1,136      1,417        1,192
         Increase (decrease) in
           deferred income taxes               2,098       (362)         (45)
         Changes in current accounts,
           excluding the effects of
           acquisitions:
             Accounts receivable             (11,805)     8,179      (13,135)
             Inventories                       1,111      4,748       (7,523)
             Other current assets             (1,425)    (3,013)       1,027
             Accounts payable                    306     (5,763)       2,649
             Other current liabilities         3,758     13,515          782
         Other                                 1,223      1,451        1,216
                                           ---------  ---------    ---------
   Net cash provided by operating
     activities                               53,041     58,018       15,775
                                           ---------  ---------    ---------
   Investing Activities:
     Acquisitions, net of cash
       acquired (Note 3)                    (154,304)   (32,408)           -
     Purchases of available-for-sale
       investments                                 -     (7,250)           -
     Proceeds from sale and maturities
       of available-for-sale investments       7,250          -            -
     Purchases of property, plant,
       and equipment                          (6,261)    (3,761)      (2,761)
     Proceeds from sale of property,
       plant, and equipment                    2,624        432          316
     Other                                       175       (225)         (73)
                                           ---------  ---------    ---------
   Net cash used in investing
     activities                            $(150,516) $ (43,212)    $  (2,518)
                                           ---------  ---------    ---------

                                         5PAGE

    ThermoQuest Corporation                         1997 Financial Statements

    (In thousands)                             1997         1996        1995
    ------------------------------------------------------------------------
    Financing Activities:
      Net proceeds from issuance of
        Company common stock (Note 9)     $  25,050   $  47,778   $       -
      Net proceeds from issuance of
        subordinated convertible
        debentures (Note 6)                       -           -      93,912
      Increase (decrease) in short-term
        obligations                          (7,926)     (5,389)      5,927
      Repayment of long-term obligations     (2,791)     (1,906)     (1,135)
      Net transfer to parent company              -           -      (5,590)
      Other                                     194        (153)        281
                                          ---------   ---------   ---------
    Net cash provided by financing
      activities                             14,527      40,330      93,395
                                          ---------   ---------   ---------
    Exchange Rate Effect on Cash               (132)       (512)        652
                                          ---------   ---------   ---------
    Increase (Decrease) in Cash and
      Cash Equivalents                      (83,080)     54,624     107,304
    Cash and Cash Equivalents at
      Beginning of Year                     174,978     120,354      13,050
                                          ---------   ---------   ---------
    Cash and Cash Equivalents at End
      of Year                             $  91,898   $ 174,978   $ 120,354
                                          =========   =========   =========

    Cash Paid For:
      Interest                            $   9,851   $   7,010   $   1,701
      Income taxes                        $  25,207   $  11,337   $   6,826

    Noncash Activities (Note 3):
      Fair value of assets of acquired
        companies                         $ 183,050   $  69,741   $       -
      Cash paid for acquired companies     (160,411)    (33,148)          -
      Stock issued to parent company
        for acquired companies                  (16)          -           -
      Adjustment of purchase price due
        from parent company for acquired
        companies                             3,498           -           -
                                          ---------   ---------   ---------
          Liabilities assumed of
            acquired companies            $  26,121   $  36,593   $       -
                                          =========   =========   =========
      Adjustment of purchase price due
        from parent company for companies
        acquired in 1996 (Note 3)         $   2,455   $       -   $       -
                                          =========   =========   =========
      Conversions of convertible
        debentures                        $  15,659   $       -   $       -
                                          =========   =========   =========
    The accompanying notes are an integral part of these consolidated financial statements.

                                         6PAGE

    ThermoQuest Corporation                         1997 Financial Statements

               Consolidated Statement of Shareholders' Investment

    (In thousands)                              1997        1996        1995
    ------------------------------------------------------------------------
    Common Stock, $.01 Par Value
       Balance at beginning of year        $     485  $     450   $       -
       Net proceeds from issuance of
         Company common stock (Note 9)            18         35           -
       Conversions of convertible
         debentures                                9          -           -
       Capitalization of Company                   -          -         300
       Effect of three-for-two stock split         -          -         150
                                           ---------  ---------   ---------
       Balance at end of year                    512        485         450
                                           ---------  ---------   ---------
    Capital in Excess of Par Value
       Balance at beginning of year          261,921    213,378           -
       Net proceeds from issuance of
         Company common stock (Note 9)        24,818     47,743           -
       Conversions of convertible
         debentures                           15,414          -           -
       Stock issued to parent company for
         acquired companies (Note 3)              16          -           -
       Issuance of stock under employees'
         and directors' stock plans              220          -           -
       Tax benefit related to employees'
         and directors' stock plans              492        800           -
       Capitalization of Company                   -          -     213,528
       Effect of three-for-two stock split         -          -        (150)
                                           ---------  ---------   ---------
       Balance at end of year                302,881    261,921     213,378
                                           ---------  ---------   ---------
    Retained Earnings
       Balance at beginning of year           39,787     11,764           -
       Net income                             41,805     28,023           -
       Deemed distribution to parent
         company for acquired companies
         (Note 3)                             (3,363)         -           -
       Net income after capitalization
         of Company                                -          -      11,764
                                           ---------  ---------   ---------
       Balance at end of year                 78,229     39,787      11,764
                                           ---------  ---------   ---------
    Treasury Stock
       Balance at beginning of year                -          -           -
       Activity under employees'
         and directors' stock plans               (6)         -           -
                                           ---------  ---------   ---------
       Balance at end of year              $      (6) $       -   $       -
                                           ---------  ---------   ---------

                                         7PAGE

    ThermoQuest Corporation                         1997 Financial Statements

    (In thousands)                              1997       1996        1995
    -----------------------------------------------------------------------
    Cumulative Translation Adjustment
       Balance at beginning of year        $     807  $   2,148   $   1,453
       Translation adjustment                (11,644)    (1,341)        695
                                           ---------  ---------   ---------
       Balance at end of year                (10,837)       807       2,148
                                           ---------  ---------   ---------
    Net Unrealized Gain on Available-
      for-sale Investments
       Balance at beginning of year               14          -           -
       Change in net unrealized gain on
         available-for-sale investments          (14)        14           -
                                           ---------  ---------   ---------
       Balance at end of year                      -         14           -
                                           ---------  ---------   ---------
    Net Parent Company Investment
       Balance at beginning of year                -          -     210,180
       Net income prior to capitalization
         of Company                                -          -       9,238
       Net transfer to parent company              -          -      (5,590)
       Capitalization of Company                   -          -    (213,828)
                                           ---------  ---------   ---------
       Balance at end of year                      -          -           -
                                           ---------  ---------   ---------
    Total Shareholders' Investment         $ 370,779  $ 303,014   $ 227,740
                                           =========  =========   =========


    The accompanying notes are an integral part of these consolidated financial statements.

                                         8PAGE

    ThermoQuest Corporation                         1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1.  Nature of Operations and Summary of Significant Accounting Policies

    Nature of Operations
        ThermoQuest Corporation (the Company) develops, manufactures, sells, and services analytical instruments, including mass spectrometers, liquid chromatographs, and gas chromatographs; and scientific equipment for the preparation and preservation of chemical samples, as well as consumables for the chromatography industry. The Company's products are used primarily by the pharmaceutical, environmental, and industrial marketplaces.

    Relationship with Thermo Instrument Systems Inc. and Thermo Electron Corporation
        The Company was incorporated in June 1995 as a wholly owned subsidiary of Thermo Instrument Systems Inc. As part of the formation of the Company, Thermo Instrument transferred to the Company the assets, liabilities, and businesses of Finnigan Corporation and Thermo Separation Products Inc. in exchange for 45,000,000 shares of the Company's common stock. As of January 3, 1998, Thermo Instrument owned 44,999,100 shares of the Company's common stock, representing 88% of such stock outstanding. Thermo Instrument is an 82%-owned subsidiary of Thermo Electron Corporation. As of January 3, 1998, Thermo Electron owned 59,300 shares of the Company's common stock, representing 0.12% of such stock outstanding.

    Principles of Consolidation
        The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

    Fiscal Year
        The Company has adopted a fiscal year ending the Saturday nearest December 31. References to 1997, 1996, and 1995 are for the fiscal years ended January 3, 1998, December 28, 1996, and December 30, 1995, respectively. Fiscal year 1997 included 53 weeks; 1996 and 1995 each included 52 weeks.

    Revenue Recognition
        The Company recognizes product revenues upon shipment of its products and recognizes service contract revenues ratably over the term of the contract. The Company provides a reserve for its estimate of warranty and installation costs at the time of shipment. Deferred revenue in the accompanying balance sheet consists primarily of unearned revenue on service contracts. Substantially all of the deferred revenue included in the accompanying 1997 balance sheet will be recognized within one year.

    Stock-based Compensation Plans
        The Company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans (Note 4). Accordingly, no accounting recognition is given to stock options granted at fair

                                         9PAGE

    ThermoQuest Corporation                         1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity.

    Income Taxes
        The Company and Thermo Instrument have a tax allocation agreement under which both the Company and Thermo Instrument are included in Thermo Electron's consolidated federal and certain state income tax returns. The agreement provides that in years in which the Company has taxable income, it will pay to Thermo Electron amounts comparable to the taxes the Company would have paid if it had filed separate tax returns. If Thermo Instrument's and Thermo Electron's combined equity ownership of the Company were to drop below 80%, the Company would be required to file its own income tax returns.
        In accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

    Earnings per Share
        During the fourth quarter of 1997, the Company adopted SFAS No. 128, "Earnings per Share" (Note 12). As a result, all previously reported earnings per share have been restated. Basic earnings per share have been computed by dividing net income by the weighted average number of shares outstanding during the year. For periods prior to the Company's June 1995 capitalization, shares issued in connection with such capitalization have been shown as outstanding for purposes of computing earnings per share. Diluted earnings per share have been computed assuming the conversion of the Company's convertible obligations and the elimination of the related interest expense, and the exercise of stock options, as well as their related income tax effects.
    Stock Split
        All share and per share information was restated in 1996 to reflect a three-for-two stock split, effected in the form of a 50% stock dividend, which was distributed in January 1996.

    Cash and Cash Equivalents
        At year-end 1997 and 1996, $60,376,000 and $152,063,000,
    respectively, of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, commercial paper, U.S. government-agency securities, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each

                                        10PAGE

    ThermoQuest Corporation                         1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    quarter. At year-end 1997 and 1996, the Company's cash equivalents also include investments in commercial paper and short-term certificates of deposit held by the Company's foreign operations, which have an original maturity of three months or less. Cash equivalents are carried at cost, which approximates market value.

    Inventories
        Inventories are stated at the lower of cost (on a first-in, first-out or weighted average basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

    (In thousands)                                           1997      1996
    -----------------------------------------------------------------------
    Raw materials and supplies                            $17,174   $10,923
    Work in process                                        17,736    14,987
    Finished goods                                         31,479    28,102
                                                          -------   -------
                                                          $66,389   $54,012
                                                          =======   =======

    Property, Plant, and Equipment
        The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings and improvements, 5 to 40 years; machinery and equipment, 1 to 12 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant, and equipment consists of the following:

    (In thousands)                                           1997      1996
    -----------------------------------------------------------------------
    Land                                                  $17,428   $15,782
    Buildings                                              39,875    31,447
    Machinery, equipment, and leasehold improvements       32,013    19,996
                                                          -------   -------
                                                           89,316    67,225
    Less: Accumulated depreciation and amortization        22,580    16,297
                                                          -------   -------
                                                          $66,736   $50,928
                                                          =======   =======

    Patents and Other Assets
        Patents and other assets in the accompanying balance sheet includes the costs of acquired patents that are amortized using the straight-line method over an estimated useful life of 12 years. These assets were $1,112,000 and $1,751,000, net of accumulated amortization of $6,986,000 and $6,470,000, at year-end 1997 and 1996, respectively. Patents and other assets in the accompanying balance sheet also includes deferred debt costs of $1,250,000 and $2,008,000, net of accumulated amortization

                                        11PAGE

    ThermoQuest Corporation                         1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    of $1,385,000 and $863,000, at year-end 1997 and 1996, respectively.
    These costs are being amortized through the maturities of the related debt. The debt matures in 2000 and 2004.

    Cost in Excess of Net Assets of Acquired Companies
        The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over 40 years. Accumulated amortization was $28,166,000 and $20,386,000 at year-end 1997 and 1996, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired companies in assessing the recoverability of this asset. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

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

    Forward Contracts
        The Company uses short-term forward foreign exchange contracts to manage certain exposures to foreign currencies. The Company enters into forward foreign exchange contracts to hedge firm purchase and sale commitments denominated in currencies other than its subsidiaries' local currencies. These contracts principally hedge transactions denominated in U.S. dollars and British pounds sterling. The purpose of the Company's foreign currency hedging activities is to protect the Company's local currency cash flows related to these commitments from fluctuations in foreign exchange rates. Gains and losses arising from forward foreign exchange contracts are recognized as offsets to gains and losses resulting from the transactions being hedged. The Company does not enter into speculative foreign currency agreements.

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

                                        12PAGE

    ThermoQuest Corporation                         1997 Financial Statements

                   Notes to Consolidated Financial Statements

    1. Nature of Operations and Summary of Significant Accounting Policies (continued)

    Presentation
        Certain amounts in 1996 and 1995 have been reclassified to conform to the presentation in the 1997 financial statements.

    2.  Available-for-sale Investments

        In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company's debt securities are considered available-for-sale investments in the accompanying balance sheet and are carried at market value, with the difference between cost and market value, net of related tax effects, recorded currently as a component of shareholders' investment titled "Net unrealized gain on available-for-sale investments."
        Available-for-sale investments in the accompanying 1996 balance sheet represents investments in corporate bonds. The difference between the market value and the cost basis of available-for-sale investments at December 28, 1996, was $22,000, which represents gross unrealized gains on those investments.

    3.  Acquisitions

        In March 1997, Thermo Instrument acquired approximately 95% of the outstanding shares of Life Sciences International PLC, a London Stock Exchange-listed company. Subsequently, Thermo Instrument acquired the remaining shares of Life Sciences' capital stock. In July 1997, the Company agreed to acquire three business units within Life Sciences' Laboratory Products Group, as well as Life Sciences' Hypersil operations, from Thermo Instrument. The Laboratory Products businesses manufacture scientific equipment for the preparation and preservation of chemical samples, and Hypersil manufactures columns used in high-performance liquid chromatography. The aggregate purchase price for the Laboratory Products businesses was approximately $160.4 million and consisted of:
    (i) $107.3 million in cash, (ii) 1,000 shares of the Company's common stock valued at $15,750, and (iii) the assumption of $53.1 million of debt payable to Thermo Instrument. The purchase price represents the sum of the net tangible book value of the Laboratory Products businesses and Hypersil as of June 28, 1997, plus a percentage of Thermo Instrument's total cost in excess of net assets acquired associated with its acquisition of Life Sciences, based on the aggregate 1996 revenues of the Laboratory Products businesses and Hypersil relative to Life Sciences' 1996 consolidated revenues. In December 1997, the Company was notified by Thermo Instrument that it would receive an adjustment to the purchase price of $3.5 million in the first quarter of 1998 in connection with its acquisition of the Laboratory Products businesses and Hypersil based on Thermo Instrument's final determination of the net tangible book value of the acquired businesses and a final calculation of Thermo Instrument's total cost in excess of net assets acquired associated with its acquisition of Life Sciences. The receivable from Thermo Instrument is included in due from parent company and affiliated companies in the

                                        13PAGE

    ThermoQuest Corporation                         1997 Financial Statements

                   Notes to Consolidated Financial Statements

    3.  Acquisitions (continued)

    accompanying balance sheet. The cash portion of the purchase price was paid in September 1997 together with interest calculated at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter, from June 28, 1997. The 1,000 shares of common stock to be issued to Thermo Instrument will be issued as soon as they are listed for trading on the American Stock Exchange.
        Because the Company, the Laboratory Products businesses, and Hypersil were deemed for accounting purposes to be under control of their common majority owner, Thermo Instrument, the transaction has been accounted for in a manner similar to a pooling of interests. Accordingly, the Company's 1997 historical financial information has been restated to include the results of the Laboratory Products businesses and Hypersil from March 12, 1997, the date these businesses were acquired by Thermo Instrument, and the shares issuable to Thermo Instrument have been deemed outstanding from that date. The purchase price included $3.4 million for the increase in the net book value from the date the businesses were acquired by Thermo Instrument to June 28, 1997. This amount was recorded as a deemed distribution from retained earnings, reflecting payment by the Company to Thermo Instrument for the earnings of the transferred businesses from the date of the acquisition by Thermo Instrument until the date of transfer to the Company.
        On December 1, 1995, Thermo Instrument acquired the assets of the analytical instruments division of Analytical Technology, Inc. (ATI). In June 1996, the Company acquired the Automass division of ATI from Thermo Instrument for $4.1 million in cash. The Automass division of ATI is a manufacturer of benchtop mass spectrometers. Because the Company and the Automass division of ATI were deemed for accounting purposes to be under control of their common majority owner, Thermo Instrument, the transaction has been accounted for in a manner similar to a pooling of interests. The results of the Automass division of ATI for December 1995 were not material to the Company's results; therefore the Company's 1995 historical financial information has not been restated. The Company's 1996 historical financial information includes the results of the Automass division of ATI from January 1, 1996.
        On January 19, 1996, the Company acquired Extrel FTMS, Inc. from Waters Technologies Corporation for $1.7 million in cash. Extrel is a manufacturer of Fourier transform mass spectrometers. The acquisition of Extrel has been accounted for using the purchase method of accounting, and its results have been included in the accompanying financial statements from the date of acquisition.
        On March 29, 1996, Thermo Instrument acquired a substantial portion of the businesses constituting the Scientific Instruments Division of Fisons plc (the Fisons businesses), a wholly owned subsidiary of Rhone-Poulenc Rorer Inc (RPR). In September 1996, the Company acquired two businesses formerly part of Fisons, CE Instruments and MassLab Instruments, from Thermo Instrument for an aggregate $27.3 million in cash and the assumption of approximately $8.9 million in debt. CE Instruments is a manufacturer of gas chromatographs, and MassLab is a manufacturer of mass spectrometers. The purchase price was determined based on the net book value of CE Instruments and MassLab at March 29,

                                        14PAGE

    ThermoQuest Corporation                         1997 Financial Statements

                   Notes to Consolidated Financial Statements

    3.   Acquisitions (continued)

    1996, plus a pro rata allocation of Thermo Instrument's total cost in excess of net assets acquired associated with its acquisition of the Fisons businesses. Because the Company, CE Instruments, and MassLab were deemed for accounting purposes to be under control of their common majority owner, Thermo Instrument, the transaction has been accounted for in a manner similar to a pooling of interests. Accordingly, the Company's 1996 historical financial information includes the results of CE Instruments and MassLab from March 29, 1996, the date these businesses were acquired by Thermo Instrument.
        In December 1997, Thermo Instrument and RPR negotiated a post-closing adjustment under the terms of the purchase agreement for the Fisons acquisition pertaining to determination of the net assets of the Fisons businesses at the date of acquisition. This negotiation resulted in a refund to Thermo Instrument that included interest from the date of acquisition. The Company has recorded a receivable from Thermo Instrument totaling $2.7 million at January 3, 1998, which represents the Company's share of the refund received by Thermo Instrument. The Company has recorded $2.2 million of the refund as a reduction of cost in excess of net assets of acquired companies. Of the remainder, $272,000 represents payment for uncollected accounts receivable acquired by the Company that were guaranteed by RPR, and $259,000 represents interest income on the refund from the date of acquisition. The receivable from Thermo Instrument is included in due from parent company and affiliated companies in the accompanying balance sheet.
        The aggregate cost of these acquisitions exceeded the estimated fair value of the acquired net assets by $134.0 million, which is being amortized over 40 years. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired and, for the Laboratory Products businesses and Hypersil, is subject to adjustment upon finalization of the purchase price allocation. The Company has gathered no information that indicates the final purchase price allocation will differ materially from the preliminary estimate.
        Based on unaudited data, the following table presents selected financial information of the Company, the Laboratory Products businesses, and Hypersil on a pro forma basis, assuming the companies had been combined since the beginning of 1996. The effect of the acquisitions not included in the pro forma data was not material to the Company's results of operations.

    (In thousands except per share amounts)                1997        1996
    -----------------------------------------------------------------------
    Revenues                                          $462,166    $462,421
    Net income                                          36,427      34,471
    Earnings per share:
      Basic                                                .73         .72
      Diluted                                              .70         .69

        The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the

                                        15PAGE

    ThermoQuest Corporation                         1997 Financial Statements

                   Notes to Consolidated Financial Statements

    3.  Acquisitions (continued)

    acquisition of the Laboratory Products businesses and Hypersil been made at the beginning of 1996.

    4.  Employee Benefit Plans

    Stock-based Compensation Plans

    Stock Option Plans
    ------------------
        The Company has two stock-based compensation plans for its key employees, directors, and others. These plans, adopted in 1995 and 1997, permit the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. To date, only nonqualified stock options have been awarded under these plans. The option recipients and the terms of options granted under the plans are determined by the Board Committee. Generally, options granted are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a five- to ten-year period, depending on the term of the option, which generally ranges from seven to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. To date, all options have been granted at fair market value. The Company also has a directors' stock option plan, adopted in November 1995, that provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options granted under this plan have the same general terms as options granted under the stock-based compensation plans described above, except that the restrictions and repurchase rights generally lapse ratably over a four-year period and the option term is five years. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron and Thermo Instrument.

                                        16PAGE

    ThermoQuest Corporation                         1997 Financial Statements

                   Notes to Consolidated Financial Statements

    4.  Employee Benefit Plans (continued)

        A summary of the Company's stock option activity is as follows:
                                               1997               1996
                                         ----------------   ----------------
                                                 Weighted           Weighted
                                         Number   Average   Number   Average
                                             of  Exercise       of  Exercise
    (Shares in thousands)                Shares     Price   Shares     Price
    ------------------------------------------------------------------------
    Options outstanding, beginning
      of year                             2,330    $13.12       -    $    -
        Granted                             873     16.90   2,425     13.12
        Exercised                           (16)    13.30       -         -
        Forfeited                          (140)    13.02     (95)    13.00
                                         ------            ------

    Options outstanding, end of year      3,047    $14.21   2,330    $13.12
                                         ======    ======  ======    ======

    Options exercisable                   3,047    $14.21   2,330    $13.12
                                         ======    ======  ======    ======

    Options available for grant             862               595
                                         ======            ======

        As of January 3, 1998, the options outstanding were exercisable at prices ranging from $13.00 to $17.01 and had a weighted average remaining contractual life of 8.5 years.

    Employee Stock Purchase Program
    -------------------------------
        Effective November 1, 1997, substantially all of the Company's full-time U.S. employees are eligible to participate in an employee stock purchase program sponsored by the Company and Thermo Electron, under which employees can purchase shares of the Company's and Thermo Electron's common stock. Prior to November 1, 1997, the program was sponsored by Thermo Instrument and Thermo Electron. Under this program, the applicable shares of common stock can be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and the shares purchased are subject to a six-month resale restriction. Prior to November 1, 1995, the applicable shares of common stock could be purchased at 85% of the fair market value at the beginning of the period, and the shares purchased were subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages.

    Pro Forma Stock-based Compensation Expense
        In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards granted in 1997 and 1996 under the Company's stock-based compensation plans been determined based on the fair value at

                                        17PAGE

    ThermoQuest Corporation                         1997 Financial Statements

                   Notes to Consolidated Financial Statements

    4. Employee Benefit Plans (continued)

    the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been as follows:

    (In thousands except per share amounts)                1997        1996
    -----------------------------------------------------------------------
    Net income:
      As reported                                       $41,805     $28,023
      Pro forma                                          40,703      26,902
    Basic earnings per share:
      As reported                                           .83         .59
      Pro forma                                             .81         .56
    Diluted earnings per share:
      As reported                                           .80         .57
      Pro forma                                             .78         .55

        Pro forma compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.
        The weighted average fair value per share of options granted was $5.75 and $5.93 in 1997 and 1996, respectively. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                           1997        1996
    -----------------------------------------------------------------------
    Volatility                                              28%         26%
    Risk-free interest rate                                5.7%        5.9%
    Expected life of options                          4.7 years   7.8 years

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

    401(k) Savings Plans
        Substantially all of the Company's full-time U.S. employees are eligible to participate in Thermo Electron's or the Company's Finnigan subsidiary's 401(k) savings plans. Contributions to the 401(k) savings plans are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. For these plans, the Company contributed and charged to expense $1,301,000, $1,118,000, and $1,007,000 in 1997, 1996, and 1995, respectively.
                                        18PAGE

    ThermoQuest Corporation                         1997 Financial Statements

                   Notes to Consolidated Financial Statements

    4. Employee Benefit Plans (continued)

    Deferred Compensation Plan
        CE Instruments has an unfunded state mandated deferred compensation plan, the cost of which the Company accrues based on a fixed percentage of each employee's salary, adjusted for inflation. Benefits are paid at the time an employee leaves the employ of the Company. The Company's expense related to this plan was $306,000 and $448,000 in 1997 and 1996, respectively. The Company's liability for this plan is included in accrued pension and other deferred items in the accompanying balance sheet.

    Defined Benefit Pension Plan
        The Company's Bremen, Germany, subsidiary has a defined benefit pension plan covering substantially all of its full-time employees. Benefits are based on a percentage of eligible earnings for each year of service in excess of ten years. The Company's funding policy is to make contributions within a range required by applicable regulations.
        Net periodic pension costs include the following components:

    (In thousands)                                 1997      1996      1995
    -----------------------------------------------------------------------
    Service cost                                $   235   $   305   $   386
    Interest cost on projected benefit
      obligation                                    954     1,059     1,087
    Return on plan assets                          (167)     (220)     (234)
    Amortization of unrecognized prior
      service and obligation, net                   (23)      (43)        -
                                                -------   -------   -------
                                                $   999   $ 1,101   $ 1,239
                                                =======   =======   =======

                                        19PAGE

    ThermoQuest Corporation                         1997 Financial Statements

                   Notes to Consolidated Financial Statements

    4. Employee Benefit Plans (continued)

        The funded status of the Company's defined benefit pension plan is as follows:

    (In thousands)                                 1997      1996
    -------------------------------------------------------------
    Actuarial present value of benefit
      obligations:
        Vested benefits                         $12,289   $13,494
        Nonvested benefits                           91        96
                                                -------   -------
    Accumulated benefit obligation               12,380    13,590
    Effect of projected future salary
      increases                                     989     1,294
                                                -------   -------
    Projected benefit obligation                 13,369    14,884
    Plan assets at fair value                     4,969     5,842
                                                -------   -------
    Plan assets less than projected
      benefit obligation                          8,400     9,042
    Unrecognized net gain                         2,077     2,550
    Initial unrecognized net obligation            (253)     (340)
                                                -------   -------
      Accrued pension costs                     $10,224   $11,252
                                                =======   =======

        Actuarial assumptions used to determine the net periodic pension costs in 1997, 1996, and 1995 were as follows: discount rate - 7.5%; rate of increase in salary levels - 3.5%; and expected long-term rate of return on assets - 6.0%.

    5.  Income Taxes

        The components of income before provision for income taxes are as follows:

    (In thousands)                                 1997      1996      1995
    -----------------------------------------------------------------------
    Domestic                                    $52,240   $28,795   $24,583
    Foreign                                      20,781    19,945    11,582
                                                -------   -------   -------
                                                $73,021   $48,740   $36,165
                                                =======   =======   =======

                                        20PAGE

    ThermoQuest Corporation                         1997 Financial Statements

                   Notes to Consolidated Financial Statements

    5.  Income Taxes (continued)

        The components of the provision for income taxes are as follows:

    (In thousands)                                 1997      1996      1995
    -----------------------------------------------------------------------
    Currently payable:
      Federal                                   $17,653   $11,224   $ 7,852
      State                                       3,640     2,340     1,523
      Foreign                                     9,434    10,281     4,600
                                                -------   -------   -------
                                                 30,727    23,845    13,975
                                                -------   -------   -------
    Net deferred (prepaid):
      Federal                                       574    (1,529)      683
      State                                         122      (324)      145
      Foreign                                      (207)   (1,275)      360
                                                -------   -------   -------
                                                    489    (3,128)    1,188
                                                -------   -------   -------
                                                $31,216   $20,717   $15,163
                                                =======   =======   =======

        The provision for income taxes that is currently payable does not reflect $1,099,000, $1,840,000, and $2,000,000 of tax benefits used to reduce cost in excess of net assets of acquired companies in 1997, 1996, and 1995, respectively. In addition, the Company receives a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the underlying common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $492,000 and $800,000 of such benefits that have been allocated to capital in excess of par value in 1997 and 1996, respectively.

                                        21PAGE

    ThermoQuest Corporation                         1997 Financial Statements

                   Notes to Consolidated Financial Statements

    5.  Income Taxes (continued)

         The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 35% to income before provision for income taxes due to the following:

    (In thousands)                                 1997      1996      1995
    -----------------------------------------------------------------------
    Provision for income taxes at
      statutory rate                            $25,557   $17,059   $12,658
    Increases (decreases) resulting from:
      State income taxes, net of federal
        tax                                       2,445     1,310     1,084
      Foreign tax rate and tax law
        differential                              1,954     2,024       906
      Tax benefit of foreign sales
        corporation                                (984)     (755)     (659)
      Amortization of cost in excess of net
        assets of acquired companies              1,715       905     1,012
      Other, net                                    529       174       162
                                                -------   -------   -------
                                                $31,216   $20,717   $15,163
                                                =======   =======   =======

        Prepaid income taxes and deferred income taxes in the accompanying balance sheet consist of the following:

    (In thousands)                                 1997      1996
    -------------------------------------------------------------
    Prepaid income taxes:
      Foreign tax loss carryforwards            $10,041   $20,451
      Reserves and accruals                       8,961     7,067
      Inventory basis difference                  1,876     2,820
      Accrued compensation                        1,705     1,574
      Other, net                                      -         8
                                                -------   -------
                                                 22,583    31,920
      Less: Valuation allowance                  10,041    20,451
                                                -------   -------
                                                $12,542   $11,469
                                                =======   =======
    Deferred income taxes:
      Depreciation                              $ 7,503   $ 5,405
                                                =======   =======

        The valuation allowance relates to uncertainty surrounding the realization of foreign net operating losses, which is dependent on the future income of certain foreign subsidiaries of the Company. As of January 3, 1998, the Company had $25,642,000 of foreign tax loss carryforwards, $17,293,000 of which expires from 1998 through 2005. The remainder of the Company's foreign tax loss carryforwards do not expire.
                                        22PAGE

    ThermoQuest Corporation                         1997 Financial Statements

                   Notes to Consolidated Financial Statements

    5.  Income Taxes (continued)

    The decrease in the valuation allowance in 1997 results from the decrease in foreign tax loss carryforwards, primarily due to a change in foreign tax rates, expiration, currency fluctuations, and utilization. Any tax benefit resulting from use of the loss carryforwards has been recorded as a reduction of cost in excess of net assets of acquired companies.
        A provision has not been made for U.S. or additional foreign taxes on $47,600,000 of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the U.S. because the Company plans to keep these amounts permanently reinvested overseas.

    6.  Short- and Long-term Obligations

    Short-term Obligations
        Notes payable and current maturities of long-term obligations in the accompanying balance sheet includes $6,076,000 and $15,241,000 at year-end 1997 and 1996, respectively, of short-term bank borrowings and amounts borrowed under lines of credit at the Company's foreign subsidiaries. The weighted average interest rate for these borrowings was 1.63% and 6.45% at year-end 1997 and 1996, respectively. Unused lines of credit were $18,553,000 at year-end 1997.

    Long-term Obligations
        Long-term obligations of the Company are as follows:

    (In thousands except per share amounts)                  1997       1996
    ------------------------------------------------------------------------
    5% Subordinated convertible debentures, due 2000,
      convertible at $16.50 per share                    $ 80,591   $ 96,250
    10.23% Mortgage loan secured by property with a
      net book value of $15,780, payable in monthly
      installments with final payments in 2004              8,343      9,267
    6% Note payable, paid in 1997                               -        567
    Other                                                     217          -
                                                         --------   --------
                                                           89,151    106,084
    Less: Current maturities of long-term obligations       1,071      1,491
                                                         --------   --------
                                                         $ 88,080   $104,593
                                                         ========   ========

        The 5% subordinated convertible debentures are guaranteed on a subordinated basis by Thermo Electron. Thermo Instrument has agreed to reimburse Thermo Electron in the event Thermo Electron is required to make a payment under the guarantee.
        During 1997, $15,659,000 principal amount of the 5% subordinated convertible debentures were converted into 949,027 shares of the Company's common stock.

                                        23PAGE

    ThermoQuest Corporation                         1997 Financial Statements

                   Notes to Consolidated Financial Statements

    6.  Short- and Long-term Obligations (continued)

        The annual requirements of long-term obligations as of January 3, 1998, are $1,071,000 in 1998; $1,200,000 in 1999; $81,898,000 in 2000;
    $1,438,000 in 2001; $1,538,000 in 2002; and $2,006,000 in 2003 and
    thereafter. Total future requirements of long-term obligations are $89,151,000.
        See Note 10 for the fair value information pertaining to the Company's long-term obligations.

    7.  Commitments and Contingencies

    Operating Leases
        The Company leases portions of its office and operating facilities under various operating lease arrangements. The accompanying statement of income includes expenses from operating leases of $5,239,000, $3,041,000, and $3,046,000 in 1997, 1996, and 1995, respectively. Future minimum payments due under noncancellable operating leases at January 3, 1998, are $3,045,000 in 1998; $1,947,000 in 1999; $1,257,000 in 2000; $786,000
    in 2001; $505,000 in 2002; and $1,039,000 in 2003 and thereafter. Total future minimum lease payments are $8,579,000.

    Contingencies
        The Company's Finnigan subsidiary has filed complaints against Bruker-Franzen Analytik GmbH and its U.S. affiliate, and Hewlett-Packard Company, for alleged violation of two U.S. patents owned by Finnigan. The patents pertain to methods used in ion-trap mass spectrometers.
        One of Finnigan's complaints was filed in the United States District Court for the District of Massachusetts and the other was filed with the United States International Trade Commission (ITC) in Washington, DC. Finnigan has asked for damages to compensate for the infringements, for injunctions against further infringement, and for an order excluding further imports into the U.S. of ion-trap mass spectrometers that use the patented methods.
        The District Court action has, at the request of Hewlett-Packard and Bruker, been stayed pending completion of an investigation by the ITC. In February 1998, an administrative law judge at the ITC issued an initial determination to the effect that, although one of Finnigan's patents was infringed, the patents were invalid for purposes of this case. The ITC's jurisdiction in this matter is limited to the issue of whether or not the defendant's products can be imported into the U.S. The judge's initial determination will be considered by the full commission during the second quarter of 1998.
        Bruker presented counterclaims in the ITC investigation. The counterclaims, which have been removed to the District Court in Massachusetts, allege that the Finnigan patents are invalid and unenforceable and are not infringed by the mass spectrometers co-marketed by Bruker. They also allege that Finnigan has violated U.S. and Massachusetts antitrust laws and engaged in unfair competition by attempting to maintain a monopoly position and restrain trade through enforcement of allegedly fraudulently obtained patents. Bruker has asked for judgment consistent with its counterclaims, and for three times the

                                        24PAGE

    ThermoQuest Corporation                         1997 Financial Statements

                   Notes to Consolidated Financial Statements

    7.  Commitments and Contingencies (continued)

    antitrust damages (including attorneys' fees) it has sustained.
        There can be no assurance as to the outcome of these matters or that an unfavorable resolution would not have a material adverse effect on the Company's future results of operations and financial position.

    8.  Related-party Transactions

    Corporate Services Agreement
        The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company has paid Thermo Electron annually an amount equal to 1.0% of the Company's revenues in 1997 and 1996 and 1.2% of the Company's revenues in 1995. For these services, the Company was charged $4,389,000, $3,138,000, and $2,903,000 in 1997, 1996, and 1995, respectively. Beginning in 1998, the Company will pay an annual fee equal to 0.8% of the Company's revenues. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. For additional items, such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

    Other Related-party Transactions
        The Company purchases and sells products in the ordinary course of business with other companies affiliated with Thermo Instrument. Purchases of products from such affiliated companies totaled $23,791,000, $10,527,000, and $4,974,000 in 1997, 1996, and 1995, respectively. Sales of products to such affiliated companies totaled $7,090,000, $11,987,000, and $940,000 in 1997, 1996, and 1995, respectively.

    Repurchase Agreement
        The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.

    9.  Common Stock

        In March 1997, the Company sold 1,768,500 shares of its common stock at $15.00 per share for net proceeds of $24,836,000.
        In March and April 1996, the Company sold 3,450,000 shares of its common stock in an initial public offering at $15.00 per share for net proceeds of $47,778,000.

                                        25PAGE

    ThermoQuest Corporation                         1997 Financial Statements

                   Notes to Consolidated Financial Statements

    9.  Common Stock (continued)

        At January 3, 1998, the Company had reserved 8,967,706 unissued shares of its common stock for possible issuance under stock-based compensation plans and for issuance upon possible conversion of the Company's subordinated convertible debentures.

    10. Fair Value of Financial Instruments

        The Company's financial instruments consist primarily of cash and cash equivalents, available-for-sale investments, accounts receivable, due from parent company and affiliated companies, notes payable and current maturities of long-term obligations, accounts payable, due to parent company and affiliated companies, long-term obligations, and forward exchange contracts. The carrying amount of these financial instruments, with the exception of available-for-sale investments, long-term obligations, and forward exchange contracts, approximate fair value due to their short-term nature.
        Available-for-sale investments are carried at fair value in the accompanying 1996 balance sheet. The fair values were determined based on quoted market prices (Note 2).
        The carrying amount and fair value of the Company's long-term obligations and off-balance-sheet financial instruments are as follows:

                                           1997                 1996
                                    ------------------  ------------------
                                    Carrying      Fair  Carrying      Fair
    (In thousands)                    Amount     Value    Amount     Value
    ----------------------------------------------------------------------
    Long-term obligations:
        Subordinated convertible
          debentures                $ 80,591  $ 88,650  $ 96,250  $ 96,250
        Other                          7,489     9,319     8,343     9,177
                                    --------  --------  --------  --------
                                    $ 88,080  $ 97,969  $104,593  $105,427
                                    ========  ========  ========  ========
    Off-balance-sheet financial
      instruments:
        Forward exchange contracts
          receivable                          $     19            $     12

        The fair value of long-term obligations was determined based on quoted market prices and on borrowing rates available to the Company at the respective year-ends.
        The Company had forward foreign exchange contracts of $1,200,000 and $550,000 at year-end 1997 and 1996, respectively. The fair value of such contracts is the estimated amount that the Company would receive upon termination of the contract, taking into account the change in foreign exchange rates.
                                        26PAGE

    ThermoQuest Corporation                         1997 Financial Statements

                   Notes to Consolidated Financial Statements

    11. Geographical Information

        The Company is engaged in one business segment: developing, manufacturing, selling, and servicing analytical instruments, including mass spectrometers, liquid chromatographs, and gas chromatographs; and scientific equipment for the preparation and preservation of chemical samples, as well as chromatography consumables. The following table shows data for the Company by geographical area.

    (In thousands)                              1997       1996        1995
    -----------------------------------------------------------------------
    Revenues:
        United States                      $ 289,836  $ 171,100   $ 145,430
        Germany                               64,116     66,228      64,368
        United Kingdom                        60,609     29,597      21,627
        Italy                                 35,142     41,546       5,517
        Other Europe                          49,039     45,839      35,340
        Asia                                  39,432     41,993      36,966
        Other                                  2,032      3,503       3,776
        Transfers among geographical
          areas (a)                         (101,343)   (86,013)    (71,115)
                                           ---------  ---------   ---------
                                           $ 438,863  $ 313,793   $ 241,909
                                           =========  =========   =========

    Income before provision for
      income taxes:
        United States (b)                  $  50,904  $  25,425   $  20,867
        Germany                                2,193      3,971       3,421
        United Kingdom                         9,690      4,443       2,025
        Italy                                  1,858        742         (50)
        Other Europe                           3,140      5,392       4,742
        Asia                                   5,250      6,912       5,820
        Other                                    (54)       278         350
                                           ---------  ---------   ---------
        Total operating income                72,981     47,163      37,175
        Interest income (expense), net            40      1,577      (1,010)
                                           ---------  ---------   ---------
                                           $  73,021  $  48,740   $  36,165
                                           =========  =========   =========

                                        27PAGE

    ThermoQuest Corporation                         1997 Financial Statements

                   Notes to Consolidated Financial Statements

    11. Geographical Information (continued)

    (In thousands)                              1997       1996        1995
    -----------------------------------------------------------------------
    Identifiable assets:
        United States (c)                  $ 426,812  $ 348,271   $ 288,095
        Germany                               47,537     55,470      61,468
        United Kingdom                        48,136     31,198      15,753
        Italy                                 30,770     49,760       4,834
        Other Europe                          24,270     29,614      22,022
        Asia                                  17,227     19,363      33,760
        Other                                    874      1,394       2,110
                                           ---------  ---------   ---------
                                           $ 595,626  $ 535,070   $ 428,042
                                           =========  =========   =========

    Export revenues included in United
      States revenues above (d):
        Europe                             $  57,755  $  44,051   $  36,943
        Other                                 51,009     33,905      26,578
                                           ---------  ---------   ---------
                                           $ 108,764  $  77,956   $  63,521
                                           =========  =========   =========
    ____________
    (a) Transfers among geographical areas are accounted for at prices that are representative of transactions with unaffiliated parties.
    (b) Includes corporate general and administrative expenses.
    (c) Includes corporate cash, cash equivalents, and available-for-sale investments.
    (d) In general, export sales are denominated in U.S. dollars.

                                        28PAGE

    ThermoQuest Corporation                         1997 Financial Statements

                   Notes to Consolidated Financial Statements

    12. Earnings per Share

        Basic and diluted earnings per share were calculated as follows:

    (In thousands except per share amounts)     1997        1996        1995
    ------------------------------------------------------------------------
    Basic
    Net income                              $ 41,805    $ 28,023    $ 21,002
                                            --------    --------    --------
    Weighted average shares                   50,120      47,677      45,000
                                            --------    --------    --------
    Basic earnings per share                $    .83    $    .59    $    .47
                                            ========    ========    ========

    Diluted
    Net income                              $ 41,805    $ 28,023    $ 21,002
    Effect of:
      Convertible obligations                  2,691       2,839           -
                                            --------    --------    --------
    Income available to common
      shareholders, as adjusted             $ 44,496    $ 30,862    $ 21,002
                                            --------    --------    --------
    Weighted average shares                   50,120      47,677      45,000
    Effect of:
      Convertible obligations                  5,529       5,833           -
      Stock options                              242         187           -
                                            --------    --------    --------
    Weighted average shares, as adjusted      55,891      53,697      45,000
                                            --------    --------    --------
    Diluted earnings per share              $    .80    $    .57    $    .47
                                            ========    ========    ========

        The computation of diluted earnings per share for 1996 excludes the effect of assuming the exercise of certain outstanding stock options because the effect would be antidilutive. As of January 3, 1998, no such options were outstanding.
        In addition, the computation of diluted earnings per share for 1995 excludes the effect of assuming the conversion of the Company's 5% subordinated convertible debentures because the effect would be antidilutive.

                                        29PAGE

    ThermoQuest Corporation                         1997 Financial Statements

                   Notes to Consolidated Financial Statements

    13. Unaudited Quarterly Information

    (In thousands except per share amounts)

    1997                          First(a)    Second       Third      Fourth
    ------------------------------------------------------------------------
    Revenues                   $ 89,353     $116,542    $109,303    $123,665
    Gross profit                 42,390       55,605      52,587      58,321
    Net income                    8,883       10,633       9,911      12,378
    Earnings per share:
      Basic                         .18          .21         .20         .24
      Diluted                       .18          .20         .19         .23


    1996                          First(b)    Second(c)    Third      Fourth
    ------------------------------------------------------------------------
    Revenues                   $ 67,299     $ 81,692    $ 78,155    $ 86,647
    Gross profit                 31,889       36,968      37,760      39,738
    Net income                    5,842        6,687       6,728       8,766
    Earnings per share:
      Basic                         .13          .14         .14         .18
      Diluted                       .13          .14         .14         .17

    ------------
    (a) Reflects the acquisition of the Laboratory Products businesses and Hypersil, effective March 12, 1997.
    (b) Reflects the acquisition of the Automass division of ATI, effective January 1, 1996.
    (c) Reflects the acquisition of CE Instruments and MassLab, effective March 29, 1996.

                                       30PAGE

    ThermoQuest Corporation                         1997 Financial Statements

                    Report of Independent Public Accountants

    To the Shareholders and Board of Directors of ThermoQuest Corporation:

        We have audited the accompanying consolidated balance sheet of ThermoQuest Corporation (a Delaware corporation and 88%-owned subsidiary of Thermo Instrument Systems Inc.) and subsidiaries as of January 3, 1998, and December 28, 1996, and the related consolidated statements of income, shareholders' investment, and cash flows for each of the three years in the period ended January 3, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ThermoQuest Corporation and subsidiaries as of January 3, 1998, and December 28, 1996, and the results of their operations and their cash flows for each of the three years in the period ended January 3, 1998, in conformity with generally accepted accounting principles.



                                                Arthur Andersen LLP



    Boston, Massachusetts
    February 17, 1998

                                        31PAGE

    ThermoQuest Corporation                         1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

        Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those detailed immediately after this Management's Discussion and Analysis of Financial Condition and Results of Operations under the heading "Forward-looking Statements."

    Overview

        The Company develops, manufactures, sells, and services analytical products, including mass spectrometers, liquid chromatographs, and gas chromatographs. These analytical instruments are used in the quantitative and qualitative chemical analysis of chemical compounds at ultratrace levels of detection. In addition, the Company develops, manufactures, sells, and services scientific equipment for the preparation and preservation of chemical samples; and consumables for the chromatography industry. The Company's products are used primarily by pharmaceutical companies for drug research, testing, and quality control; by environmental laboratories for testing water, air, and soil samples for compliance with environmental regulations; by chemical companies for research and quality control; by manufacturers for testing in certain industrial applications, such as the manufacture of silicon chips, and for quality control; by food and beverage companies for quality control and to test for product contamination; and in forensic applications.
        An element of the Company's strategy is to combine its internal growth with the acquisition of complementary products and technologies. Effective March 12, 1997, the Company acquired three business units within the Laboratory Products Group of Thermo Instrument's Life Sciences International PLC subsidiary, as well as Life Sciences' Hypersil operations (Note 3). The Laboratory Products businesses develop, manufacture, sell, and service scientific equipment including centrifuges, ultra low-temperature freezers, incubators, orbital shakers, vacuum concentrators, and electrophoresis equipment. These products are used in a variety of laboratories, including pharmaceutical, medical, industrial, and environmental laboratories worldwide. Hypersil develops, manufactures, and sells liquid chromatography media and columns used in high-performance liquid chromatography. On January 19, 1996, the Company acquired Extrel FTMS, Inc., a manufacturer of Fourier transform mass spectrometers, from Waters Technologies Corporation, and effective January 1, 1996, the Company acquired the Automass division of Analytical Technology, Inc. (ATI), a manufacturer of benchtop mass spectrometers, from Thermo Instrument (Note 3). In addition, effective March 29, 1996, the Company acquired CE Instruments, a manufacturer of gas chromatographs, and MassLab Instruments, a manufacturer of mass

                                        32PAGE

    ThermoQuest Corporation                         1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Overview (continued)

    spectrometers, from Thermo Instrument (Note 3).
        The Company sells its products on a worldwide basis. During 1997, the Company's U.S. and foreign operations had revenues to customers in Asia of approximately 16% of total revenues. Certain countries in Asia are experiencing a severe economic crisis, which has been characterized by sharply reduced economic activity and liquidity, highly volatile foreign-currency-exchange and interest rates, and unstable stock markets. Revenues to customers in South Korea, Taiwan, Singapore, Malaysia, and Indonesia represented approximately 3% of the Company's total revenues. The Company's sales to Asia could be adversely affected by the unstable economic conditions there. Although the Company seeks to charge its customers in the same currency as its operating costs, the Company's financial performance and competitive position can be affected by currency exchange rate fluctuations. Where appropriate, the Company uses forward contracts to reduce its exposure to currency fluctuations.

    Results of Operations

    1997 Compared With 1996
        Revenues increased 40% to $438.9 million in 1997 from $313.8 million in 1996. Revenues increased $137.6 million due to the acquisition of three business units within Life Sciences' Laboratory Products Group, as well as Life Sciences' Hypersil operations, from Thermo Instrument, effective March 12, 1997, and the inclusion for the full twelve months of 1997 of CE Instruments and MassLab, which were acquired from Thermo Instrument, effective March 29, 1996 (Note 3). In addition, revenues increased $11.6 million at the Company's existing mass spectrometry business, due in part to the continued success of a liquid chromatograph/ion-trap mass spectrometer instrument introduced in the first quarter of 1996. These increases were offset in part by a decrease of $21.3 million in revenues due to the strengthening of the U.S. dollar relative to foreign currencies in countries in which the Company operates and, to a lesser extent, a decrease in revenues at certain of the Company's existing operations due to increased competition. In addition, revenues in the first quarter of 1996 included $2.6 million from the sale of products manufactured by third parties. The Company's backlog decreased by $10.7 million during 1997. The Company believes that its backlog in 1996 was higher than in 1997, due to high demand at the end of 1996 for new products, the release of which had been anticipated by the market. The Company does not believe that the amount of backlog at any date is necessarily indicative of future demand for its products.
        The gross profit margin increased to 47.6% in 1997 from 46.6% in 1996. The increase in the gross profit margin was primarily due to the increase in sales of higher-margin mass spectrometry products, offset in part by the inclusion of lower-margin revenues from the Laboratory Products businesses, which recorded an adjustment to expense of $1.0 million in the first quarter of 1997 relating to the sale of inventories revalued at the date of acquisition. The gross profit margin for the Laboratory Products businesses was 40.3% in 1997.

                                        33PAGE

    ThermoQuest Corporation                         1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    1997 Compared With 1996 (continued)
        Selling, general, and administrative expenses as a percentage of revenues remained relatively unchanged at 24.6% in 1997, compared with 24.7% in 1996. Research and development expenses as a percentage of revenues decreased to 6.4% in 1997 from 7.0% in 1996, primarily due to lower research and development expenditures as a percentage of revenues at the Laboratory Products businesses.
        Interest income increased to $10.1 million in 1997 from $8.9 million in 1996, primarily as a result of interest income earned on invested proceeds from the Company's initial public offering of common stock in March and April 1996 and sale of common stock in March 1997 (Note 9) and, to a lesser extent, the inclusion of interest income from the Laboratory Products businesses. The increase in interest income was offset in part by a reduction in cash as a result of the cash payment of $160.4 million to Thermo Instrument in September 1997 for the acquisition of the Laboratory Products businesses and Hypersil (Note 3) and, to a lesser extent, the acquisition of CE Instruments and MassLab in 1996. In December 1997, the Company was notified that it would receive an aggregate refund of $6.0 million in the first quarter of 1998 from Thermo Instrument in connection with the acquisition of the Laboratory Products businesses, Hypersil, CE Instruments, and MassLab (Note 3). Interest expense increased to $10.1 million in 1997 from $7.3 million in 1996, primarily due to the inclusion of interest expense on debt assumed in connection with the acquisition of the Laboratory Products businesses and Hypersil, which was repaid to Thermo Instrument in September 1997
    (Note 3).
        The effective tax rate was 43% in 1997 and 1996. The effective tax rates exceeded the statutory federal income tax rate primarily due to the impact of state income taxes, foreign tax rate and tax law differentials, and nondeductible amortization of cost in excess of net assets of acquired companies.
        The Company is involved in a patent infringement proceeding relating to its ion-trap mass spectrometers (Note 7).
        The Company is currently assessing the potential impact of the year 2000 on the processing of date-sensitive information by the Company's computerized information systems and on products sold as well as products purchased by the Company. The Company believes that its internal information systems and current products are either year 2000 compliant or will be so prior to the year 2000 without incurring material costs. There can be no assurance, however, that the Company will not experience unexpected costs and delays in achieving year 2000 compliance for its internal information systems and current products, which could result in a material adverse effect on the Company's future results of operations.
        The Company is presently assessing the effect that the year 2000 problem may have on its previously sold products. The Company is also assessing whether its key suppliers are adequately addressing this issue and the effect this might have on the Company. The Company has not completed its analysis and is unable to conclude at this time that the year 2000 problem as it relates to its previously sold products and products purchased from key suppliers is not reasonably likely to have a material adverse effect on the Company's future results of operations.

                                        34PAGE

    ThermoQuest Corporation                         1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    1996 Compared With 1995
        Revenues increased 30% to $313.8 million in 1996 from $241.9 million in 1995, primarily as a result of the inclusion of $47.3 million of revenues from acquisitions (Note 3) and an increase of $33.2 million of revenues from the Company's existing mass spectrometry business. The increase in revenues from the Company's existing mass spectrometry business was primarily due to the introduction of two new products, one in the third quarter of 1995 and another in the first quarter of 1996. These increases were offset by a decrease of $10.9 million in revenues due to the strengthening of the U.S. dollar relative to foreign currencies in countries in which the Company operates, primarily the Japanese yen and the German deutsche mark.
        The gross profit margin decreased to 46.6% in 1996 from 50.1% in 1995. This decline is primarily due to the inclusion of lower-margin revenues from CE Instruments and MassLab. The combined gross profit margin at CE Instruments and MassLab was 31% from March 29, 1996, through December 28, 1996.
        Selling, general, and administrative expenses as a percentage of revenues decreased to 24.7% in 1996 from 27.5% in 1995, primarily due to an increase in total revenues. Research and development expenses as a percentage of revenues decreased to 7.0% in 1996 from 7.2% in 1995, primarily due to an increase in total revenues.
        Interest income increased to $8.9 million in 1996 from $2.7 million in 1995, primarily as a result of interest income earned on invested proceeds from the Company's issuance of $96.3 million principal amount of 5% subordinated convertible debentures in August 1995 and, to a lesser extent, the Company's initial public offering of common stock in March and April 1996 (Note 9). Interest expense increased to $7.3 million in 1996 from $3.7 million in 1995, primarily due to interest on the Company's 5% subordinated convertible debentures.
        The effective tax rate was 43% in 1996, compared with 42% in 1995. The effective tax rates exceeded the statutory federal income tax rate primarily due to the impact of state income taxes, foreign tax rate and tax law differentials, and nondeductible amortization of cost in excess of net assets of acquired companies.

    Liquidity and Capital Resources

        Consolidated working capital was $156.4 million at January 3, 1998, compared with $216.9 million at December 28, 1996. Included in working capital are cash, cash equivalents, and available-for-sale investments of $91.9 million at January 3, 1998, compared with $182.4 million at December 28, 1996. Cash provided by operating activities was $53.0 million in 1997. Accounts receivable increased $11.8 million primarily due to increased shipments in the fourth quarter of 1997 and a competitive trend to commercial terms of 30 days from the Company's past practice of generally obtaining deposits on certain systems.
        At January 3, 1998, $26.7 million of the Company's cash and cash equivalents were held by its foreign subsidiaries. While this cash can be used outside of the United States, including for acquisitions, repatriation of this cash into the United States would be subject to

                                        35PAGE

    ThermoQuest Corporation                         1997 Financial Statements

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

    Liquidity and Capital Resources (continued)

    foreign withholding taxes and could also be subject to a United States tax.
        The Company's investing activities used $150.5 million of cash in 1997. The Company expended $154.3 million, net of cash acquired, for acquisitions (Note 3) and $6.3 million for purchases of property, plant, and equipment. In December 1997, the Company was notified that it would receive an aggregate refund of $6.0 million in the first quarter of 1998 from Thermo Instrument in connection with the acquisition of the Laboratory Products businesses, Hypersil, CE Instruments, and MassLab (Note 3). The Company recorded $2.6 million in proceeds from the sale of property, plant, and equipment, primarily from the sale of a building acquired in connection with the acquisition of the Laboratory Products businesses. During 1998, the Company plans to expend approximately $8.0 million for property, plant, and equipment.
        The Company's financing activities provided $14.5 million of cash in 1997. In March 1997, the Company sold 1,768,500 shares of its common stock for net proceeds of $24.8 million (Note 9). The Company used $10.7 million of cash in 1997 to reduce short- and long-term borrowings.
        The Company has an underfunded defined benefit pension plan covering employees of its manufacturing subsidiary in Bremen, Germany. The Company's policy is to fund the plan at a level within the range required by applicable regulations. As of January 3, 1998, the accrued pension costs for this plan were $10.2 million (Note 4). In addition, as of January 3, 1998, the Company has a deferred compensation plan with an unfunded liability of $3.5 million (Note 4). As of January 3, 1998, the Company's foreign subsidiaries had available short-term credit facilities of $18.6 million.
        Although the Company expects to have positive cash flow from its existing operations, the Company anticipates it will require significant amounts of cash to pursue the acquisition of complementary businesses. The Company expects that it will finance acquisitions through a combination of internal funds, additional debt or equity financing from the capital markets, or short-term borrowings from Thermo Instrument or Thermo Electron, although there is no agreement with these companies to ensure that funds will be available on acceptable terms or at all. The Company believes that its existing resources are sufficient to meet the capital requirements of its existing businesses for the foreseeable future.

                                        36PAGE

    ThermoQuest Corporation                         1997 Financial Statements

                           Forward-looking Statements

        In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in 1998 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

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

        Risks Associated with Intellectual Property. The Company holds many patents relating to various aspects of its products, including significant patents relating to ion trap mass spectrometers, discussed below. In addition, the Company believes that proprietary technical know-how is critical to many of its products. Proprietary rights relating to the Company's products are protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are maintained in confidence as trade secrets. There can be no assurance that any patents now or hereafter owned by the Company will afford protection against competitors and, in the absence of patent protection, the Company may be vulnerable to competitors who attempt to copy the Company's products or gain access to its trade secrets and know-how. Proceedings initiated by the Company to protect its proprietary rights could result in substantial costs to the Company. There can be no assurance that competitors of the Company will not initiate litigation to challenge the validity of the Company's patents, or that they will not use their resources to design comparable products that do not infringe the Company's patents. There may also be pending or issued patents of which the Company is not aware held by parties not affiliated with the Company that relate to the Company's products or technologies. The Company may need to acquire licenses to, or contest the validity of, any such patents. It is likely that significant funds would be required to contest the validity of any such patents. There can be no assurance that any license required under any such patent would be made available on acceptable terms or that the Company would prevail in any such contest.
        The Company's Finnigan subsidiary has filed complaints against Bruker-Franzen Analytik GmbH and its U.S. affiliate, and Hewlett-Packard Company, for alleged violation of two U.S. patents owned by Finnigan. The patents pertain to methods used in ion-trap mass spectrometers.
        One of Finnigan's complaints was filed in the United States District Court for the District of Massachusetts and the other was filed with the

                                        37PAGE

    ThermoQuest Corporation                         1997 Financial Statements

                           Forward-looking Statements

    United States International Trade Commission (ITC) in Washington, DC. Finnigan has asked for damages to compensate for the infringements, for injunctions against further infringement, and for an order excluding further imports into the U.S. of ion-trap mass spectrometers that use the patented methods.
        The District Court action has, at the request of Hewlett-Packard and Bruker, been stayed pending completion of an investigation by the ITC. In February 1998, an administrative law judge at the ITC issued an initial determination to the effect that, although one of Finnigan's patents was infringed, the patents were invalid for purposes of this case. The ITC's jurisdiction in this matter is limited to the issue of whether or not the defendant's products can be imported into the U.S. The judge's initial determination will be considered by the full commission during the second quarter of 1998.
        Bruker presented counterclaims in the ITC investigation. The counterclaims, which have been removed to the District Court in Massachusetts, allege that the Finnigan patents are invalid and unenforceable and are not infringed by the mass spectrometers co-marketed by Bruker. They also allege that Finnigan has violated U.S. and Massachusetts antitrust laws and engaged in unfair competition by attempting to maintain a monopoly position and restrain trade through enforcement of allegedly fraudulently obtained patents. Bruker has asked for judgment consistent with its counterclaims, and for three times the antitrust damages (including attorneys' fees) it has sustained.
         There can be no assurance as to the outcome of these matters or that an unfavorable resolution would not have a material adverse effect on the Company's future results of operations and financial position.

        Risks Associated with Acquisition Strategy. The Company's growth strategy is to supplement its internal growth with the acquisition of businesses and technologies that complement or augment the Company's existing product lines. The Company has acquired certain portions of several businesses that have been acquired by Thermo Instrument, the Company's parent, and may acquire additional businesses from Thermo Instrument in the future. Certain of the businesses acquired from Thermo Instrument have low levels of profitability and businesses that the Company may seek to acquire in the future may also be marginally profitable or unprofitable. In order for any acquired businesses to achieve the level of profitability desired by the Company, the Company must successfully reduce expenses and improve operations. No assurance can be given that the Company will be successful in this regard. In addition, promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory approvals, including antitrust approvals. There can be no assurance that the Company or Thermo Instrument will be able to complete pending or future acquisitions. In order to finance any such acquisitions, it may be necessary for the Company to raise additional funds either through public or private financings. Any equity or debt financing, if available at all, may be on terms which are not favorable to the Company.

                                        38PAGE

    ThermoQuest Corporation                         1997 Financial Statements

                           Forward-looking Statements

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

        Possible Adverse Impact of Significant International Operations. International sales accounted for approximately 59% of the Company's revenues in 1997, and the Company expects that international sales will continue to account for a significant portion of the Company's revenues in the future. Sales to customers in foreign countries are subject to a number of risks, including the following: agreements may be difficult to enforce, and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; and foreign countries could impose withholding taxes or otherwise tax the Company's foreign income, impose tariffs, embargoes or exchange controls, or adopt other restrictions on foreign trade. Additionally, the U.S. dollar value of the Company's net sales varies with currency exchange rate fluctuations. Significant increases in the value of the U.S. dollar relative to certain foreign currencies could have a material adverse effect on the Company's competitive position and results of operations.
        During 1997, the Company's U.S. and foreign operations had revenues to customers in Asia of approximately 16% of total revenues. Certain countries in Asia are experiencing a severe economic crisis, which has been characterized by sharply reduced economic activity and liquidity,

                                        39PAGE

    ThermoQuest Corporation                         1997 Financial Statements

                           Forward-looking Statements

    highly volatile foreign-currency-exchange and interest rates, and unstable stock markets. Revenues to customers in South Korea, Taiwan, Singapore, Malaysia, and Indonesia represented approximately 3% of the Company's total revenues. The Company's sales to Asia could be adversely affected by the unstable economic conditions there.

        Potential Impact of Year 2000 on Processing Date-sensitive Information. The Company is currently assessing the potential impact of the year 2000 on the processing of date-sensitive information by the Company's computerized information systems and on products sold as well as products purchased by the Company. The Company believes that its internal information systems and current products are either year 2000 compliant or will be so prior to the year 2000 without incurring material costs. There can be no assurance, however, that the Company will not experience unexpected costs and delays in achieving year 2000 compliance for its internal information systems and current products, which could result in a material adverse effect on the Company's future results of operations.
        The Company is presently assessing the effect that the year 2000 problem may have on its previously sold products. The Company is also assessing whether its key suppliers are adequately addressing this issue and the effect this might have on the Company. The Company has not completed its analysis and is unable to conclude at this time that the year 2000 problem as it relates to its previously sold products and products purchased from key suppliers is not reasonably likely to have a material adverse effect on the Company's future results of operations.

                                        40PAGE

   ThermoQuest Corporation                           1997 Financial Statements

                         Selected Financial Information

   (In thousands except
   per share amounts)       1997(a)     1996(b)     1995(c)    1994(d)   1993
   --------------------------------------------------------------------------
   Statement of Income Data:
   Revenues             $438,863    $313,793    $241,909   $223,396  $204,757
   Net income             41,805      28,023      21,002     18,526    14,280
   Earnings per share:
     Basic                   .83         .59         .47        .41       .32
     Diluted                 .80         .57         .47        .41       .32

   Balance Sheet Data:
   Working capital      $156,410    $216,865    $166,902   $ 47,955  $ 44,866
   Total assets          595,626     535,070     428,042    306,284   297,969
   Long-term obligations  88,080     104,593     106,456     11,322    12,263
   Shareholders'
    investment           370,779     303,014     227,740    211,633   201,588

   ------------
   (a) Reflects the acquisition of three business units within the Laboratory Products Group of Life Sciences International PLC and Life Sciences' Hypersil operations, effective March 12, 1997, the net proceeds of the Company's issuance of common stock in March 1997, and conversion of $15.7 million principal amount of 5% subordinated convertible debentures.
   (b) Reflects the acquisition of the Automass division of Analytical Technology, Inc., effective January 1, 1996, CE Instruments and MassLab Instruments, effective March 29, 1996, and the net proceeds of the Company's initial public offering in March and April 1996.
   (c) Reflects the issuance in August 1995 of $96.3 million principal amount of 5% subordinated convertible debentures due 2000.
   (d) Reflects the acquisition of Tremetrics Inc., effective March 16, 1994.

                                       41PAGE

    ThermoQuest Corporation                         1997 Financial Statements


    Common Stock Market Information
        The Company's common stock is traded on the American Stock Exchange under the symbol TMQ. The following table sets forth the high and low sale prices since March 19, 1996, the date the Company's common stock began trading on the exchange, as reported in the consolidated transaction reporting system.

                                         1997                     1996
                                   ----------------        -----------------
    Quarter                          High       Low           High       Low
    ------------------------------------------------------------------------
    First                         $16 3/8   $12 1/2        $20       $16 1/4
    Second                         16 5/8    11 1/2         17 7/8    13 3/4
    Third                          19 1/8    15 1/8         15 3/4    13 1/4
    Fourth                         20 1/2    16 1/8         15 3/8    12 1/2

        As of January 30, 1998, the Company had 241 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on January 30, 1998, was $14 per share.

    Shareholder Services
        Shareholders of ThermoQuest Corporation who desire information about the Company are invited to contact John N. Hatsopoulos, Chief Financial Officer, ThermoQuest Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046, (781) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Distribution of printed quarterly reports is limited to the second quarter only. All material will be available from Thermo Electron's Internet site (http://www.thermo.com/subsid/tmq1.html).

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

        American Stock Transfer & Trust Company
        Shareholder Services Department
        40 Wall Street, 46th Floor
        New York, New York 10005
        (718) 921-8200

    Dividend Policy
        The Company has never paid cash dividends and does not expect to pay cash dividends in the foreseeable future because its policy has been to use earnings to finance expansion and growth. Payment of dividends will rest within the discretion of the Board of Directors and will depend upon, among other factors, the Company's earnings, capital requirements, and financial condition.

                                        42PAGE

    ThermoQuest Corporation                         1997 Financial Statements


    Form 10-K Report
        A copy of the Annual Report on Form 10-K for the fiscal year ended January 3, 1998, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to John N. Hatsopoulos, Chief Financial Officer, ThermoQuest Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02254-9046.

    Annual Meeting
        The annual meeting of shareholders will be held on Monday, June 1, 1998, at 10:45 a.m., at the Hyatt Regency Hotel, Scottsdale, Arizona.

                                       43PAGE