Form 10-K, Exhibit 13
period 1999-01-02
THERMOQUEST CORP \DE\
filed 1999-03-16
CIK 1005868

Exhibit 13



















                             ThermoQuest Corporation

                        Consolidated Financial Statements

                                      1998



ThermoQuest Corporation                                                         1998 Financial Statements

                        Consolidated Statement of Income


(In thousands except per share amounts)                                          1998      1997        1996
--------------------------------------------------------------------------- ---------- ---------- ---------

Revenues (Notes 7 and 11)                                                   $ 433,684  $438,863   $ 313,793
                                                                            ---------  --------   ---------

Cost and Operating Expenses:
  Cost of revenues                                                            225,357   229,960     167,438
  Selling, general, and administrative expenses (Note 7)                      107,445   107,770      77,371
  Research and development expenses                                            31,464    28,152      21,821
  Restructuring costs (Note 9)                                                  4,600         -           -
  Gain on sale of property                                                     (1,275)        -           -
                                                                            ---------  --------   ---------

                                                                              367,591   365,882     266,630
                                                                            ---------  --------   ---------

Operating Income                                                               66,093    72,981      47,163

Interest Income (includes $186 and $679 from related parties in                 6,204    10,121       8,905
   1998  and 1997)
Interest Expense (includes $3,126 to related parties in 1997; Note 2)          (6,634)  (10,081)     (7,328)
                                                                            ---------  --------   ---------

Income Before Provision for Income Taxes and Extraordinary Item                65,663    73,021      48,740
Provision for Income Taxes (Note 4)                                            27,578    31,216      20,717
                                                                            ---------  --------   ---------

Income Before Extraordinary Item                                               38,085    41,805      28,023
Extraordinary Item, Net of Provision for Income Taxes of $172 (Note 5)            293         -           -
                                                                            ---------  --------   ---------

Net Income                                                                  $  38,378  $ 41,805   $  28,023
                                                                            =========  ========   =========

Earnings per Share (Note 12)
  Basic                                                                     $     .75  $    .83   $     .59
                                                                            =========  ========   =========

  Diluted                                                                   $     .72  $    .80   $     .57
                                                                            =========  ========   =========

Weighted Average Shares (Note 12)
  Basic                                                                        51,270    50,120      47,677
                                                                            =========  ========   =========

  Diluted                                                                      56,041    55,891      53,697
                                                                            =========  ========   =========













The accompanying notes are an integral part of these consolidated financial statements.

ThermoQuest Corporation                                                         1998 Financial Statements

                           Consolidated Balance Sheet

(In thousands)                                                                              1998       1997
-------------------------------------------------------------------------------------- ---------- ----------

Assets
Current Assets:
  Cash and cash equivalents (includes $97,073 and $60,376 under repurchase             $ 132,439  $  91,898
   agreements with affiliated company)
  Accounts receivable, less allowances of $4,065 and $4,361                              108,409     96,541
  Inventories                                                                             70,612     66,389
  Prepaid expenses                                                                         2,591      2,490
  Prepaid income taxes (Note 4)                                                           13,005     12,542
  Due from parent company and affiliated companies (Note 2)                                    -        750
                                                                                       ---------  ---------

                                                                                         327,056    270,610
                                                                                       ---------  ---------

Property, Plant, and Equipment, at Cost, Net                                              63,463     66,736
                                                                                       ---------  ---------

Patents and Other Assets                                                                   3,041      2,845
                                                                                       ---------  ---------

Cost in Excess of Net Assets of Acquired Companies (Notes 2 and 4)                       249,682    255,435
                                                                                       ---------  ---------

                                                                                       $ 643,242  $ 595,626
                                                                                       =========  =========



ThermoQuest Corporation                                                         1998 Financial Statements

                     Consolidated Balance Sheet (continued)

(In thousands except share amounts)                                                         1998       1997
-------------------------------------------------------------------------------------- ---------- ----------

Liabilities and Shareholders' Investment
Current Liabilities:
  Notes payable and current maturities of long-term obligations (Note 5)               $  12,074  $   7,147
  Accounts payable                                                                        27,024     24,151
  Accrued payroll and employee benefits                                                   17,361     19,541
  Accrued installation and warranty expenses                                               9,623      9,991
  Accrued income taxes (includes $11,000 and $10,600 due to parent company)               23,009     21,331
  Deferred revenue                                                                        10,785      9,939
  Customer deposits                                                                        6,227      5,193
  Other accrued expenses (Notes 2 and 9)                                                  18,448     16,907
  Due to parent company and affiliated companies                                           2,487          -
                                                                                       ---------  ---------

                                                                                         127,038    114,200
                                                                                       ---------  ---------

Deferred Income Taxes (Note 4)                                                             8,370      7,503
                                                                                       ---------  ---------

Accrued Pension and Other Deferred Items (Note 3)                                         16,629     15,064
                                                                                       ---------  ---------

Long-term Obligations (Note 5)                                                            74,204     88,080
                                                                                       ---------  ---------

Commitments and Contingencies (Note 6)

Shareholders' Investment (Notes 3 and 8):
  Common stock, $.01 par value, 100,000,000 shares authorized; 51,520,004                    515        512
   and 51,185,127 shares issued
  Capital in excess of par value                                                         309,009    302,881
  Retained earnings                                                                      116,607     78,229
  Treasury stock at cost, 550,342 and 340 shares                                          (5,300)        (6)
  Accumulated other comprehensive items                                                   (3,830)   (10,837)
                                                                                       ---------  ---------

                                                                                         417,001    370,779
                                                                                       ---------  ---------

                                                                                       $ 643,242  $ 595,626
                                                                                       =========  =========














The accompanying notes are an integral part of these consolidated financial statements.


ThermoQuest Corporation                                                         1998 Financial Statements

                      Consolidated Statement of Cash Flows

(In thousands)                                                                 1998        1997        1996
------------------------------------------------------------------------- ---------- ----------- ----------

Operating Activities
  Net income                                                              $  38,378  $   41,805  $  28,023
  Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization                                          15,008      14,285      9,603
      Noncash restructuring costs (Note 9)                                      940           -          -
      Gain on sale of property                                               (1,275)          -          -
      Provision for losses on accounts receivable                               825         549        220
      Extraordinary item (Note 5)                                              (465)          -          -
      Other noncash expenses                                                    972       1,136      1,417
      Increase (decrease) in deferred income taxes                              867       2,098       (362)
      Changes in current accounts, excluding the effects of acquisitions:
        Accounts receivable                                                  (8,187)    (11,805)     8,179
        Inventories                                                            (609)      1,111      4,748
        Other current assets                                                   (348)     (1,425)    (3,013)
        Accounts payable                                                      2,191         842     (3,974)
        Due to parent company and affiliated companies                       (2,711)       (536)    (1,470)
        Other current liabilities                                             1,599       3,758     13,515
      Other                                                                       -         (52)       239
                                                                          ---------  ----------- ---------

         Net cash provided by operating activities                           47,185      51,766     57,125
                                                                          ---------  ----------  ---------

Investing Activities
  Acquisitions, net of cash acquired (Note 2)                                (1,342)   (154,304)   (32,408)
  Refund from parent company for acquisitions (Note 2)                        5,953           -          -
  Purchases of available-for-sale investments                                     -           -     (7,250)
  Proceeds from sale and maturities of available-for-sale                         -       7,250          -
   investments
  Purchases of property, plant, and equipment                                (7,076)     (6,261)    (3,761)
  Proceeds from sale of property, plant, and equipment                        3,383       2,624        432
  Other                                                                           -         175       (225)
                                                                          ---------  ----------  ---------

         Net cash provided by (used in) investing activities                    918    (150,516)   (43,212)
                                                                          ---------  ----------  ---------

Financing Activities
  Net proceeds from issuance of Company common stock (Note 8)                   411      25,050     47,778
  Repurchase of Company common stock and subordinated convertible
    debentures (Note 5)                                                     (12,416)          -          -
  Increase (decrease) in short-term obligations                               3,699      (7,926)    (5,389)
  Repayment of long-term obligations                                         (1,103)     (2,791)    (1,906)
  Other                                                                         568       1,469      1,059
                                                                          ---------  ----------  ---------

         Net cash provided by (used in) financing activities              $  (8,841) $   15,802  $  41,542
                                                                          ---------- ----------  ---------


ThermoQuest Corporation                                                         1998 Financial Statements

                Consolidated Statement of Cash Flows (continued)

(In thousands)                                                                 1998        1997        1996
------------------------------------------------------------------------- ---------- ----------- ----------

Exchange Rate Effect on Cash                                              $   1,279  $     (132) $    (831)
                                                                          ---------  ----------  ---------

Increase (Decrease) in Cash and Cash Equivalents                             40,541     (83,080)    54,624
Cash and Cash Equivalents at Beginning of Year                               91,898     174,978    120,354
                                                                          ---------  ----------  ---------

Cash and Cash Equivalents at End of Year                                  $ 132,439  $   91,898  $ 174,978
                                                                          =========  ==========  =========

Cash Paid For
  Interest                                                                $   6,454  $    9,851  $   7,010
  Income taxes                                                            $  23,570  $   25,207  $  11,337

Noncash Activities
  Fair value of assets of acquired companies                              $   1,342  $  184,659  $  69,741
  Cash paid for acquired companies                                           (1,342)   (160,411)   (33,148)
  Stock issued to parent company for acquired companies                           -         (16)         -
  Adjustment of purchase price due from parent company for                        -       3,498          -
    acquired companies                                                    ---------  ----------  ---------

      Liabilities assumed of acquired companies                           $       -  $   27,730  $  36,593
                                                                          =========  ==========  =========

  Conversions of convertible debentures                                   $   5,000  $   15,659  $       -
                                                                          =========  ==========  =========


























The accompanying notes are an integral part of these consolidated financial statements.

ThermoQuest Corporation                                                         1998 Financial Statements

               Consolidated Statement of Comprehensive Income and Shareholders' Investment

(In thousands)                                                                   1998     1997        1996
--------------------------------------------------------------------------- ---------- --------- ----------

Comprehensive Income
Net Income                                                                  $  38,378  $41,805   $  28,023
                                                                            ---------  -------   ---------
Other Comprehensive Items, Net:
  Foreign currency translation adjustments                                      7,007  (11,644)     (1,341)
  Unrealized gain (loss) on available-for-sale investments, net                     -      (14)         14
    of reclassification adjustment                                          ---------  -------   ---------

                                                                                7,007  (11,658)     (1,327)
                                                                            --------- --------   ---------

                                                                            $  45,385  $30,147   $  26,696
                                                                            =========  =======   =========

Shareholders' Investment
Common Stock, $.01 Par Value:
  Balance at beginning of year                                              $     512  $   485    $    450
  Net proceeds from issuance of Company common stock (Note 8)                       -       18          35
  Conversions of convertible debentures                                             3        9           -
                                                                            --------- --------    --------

  Balance at end of year                                                          515      512         485
                                                                            --------- --------    --------

Capital in Excess of Par Value:
  Balance at beginning of year                                                302,881  261,921     213,378
  Net proceeds from issuance of Company common stock (Note 8)                       -   24,818      47,743
  Conversions of convertible debentures                                         4,942   15,414           -
  Stock issued to parent company for acquired companies (Note 2)                    -       16           -
  Issuance of stock under employees' and directors' stock plans                   414      220           -
  Tax benefit related to employees' and directors' stock plans (Note 4)           772      492         800
                                                                            --------- --------    --------

  Balance at end of year                                                      309,009  302,881     261,921
                                                                            --------- --------    --------

Retained Earnings:
  Balance at beginning of year                                                 78,229   39,787      11,764
  Net income                                                                   38,378   41,805      28,023
  Deemed distribution to parent company for acquired companies (Note 2)             -   (3,363)          -
                                                                            --------- --------    --------

  Balance at end of year                                                      116,607   78,229      39,787
                                                                            --------- --------    --------

Treasury Stock:
  Balance at beginning of year                                                     (6)       -           -
  Repurchase of Company common stock                                           (5,291)       -           -
  Activity under employees' and directors' stock plans                             (3)      (6)          -
                                                                            --------- --------    --------

  Balance at end of year                                                       (5,300)      (6)          -
                                                                            --------- --------    --------

Accumulated Other Comprehensive Items:
  Balance at beginning of year                                                (10,837)     821       2,148
  Other comprehensive items, net                                                7,007  (11,658)     (1,327)
                                                                            --------- --------    --------

  Balance at end of year                                                       (3,830) (10,837)        821
                                                                            --------- --------    --------

                                                                            $ 417,001 $370,779    $303,014
                                                                            ========= ========    ========

The accompanying notes are an integral part of these consolidated financial statements.

                   Notes to Consolidated Financial Statements
1.    Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
      ThermoQuest Corporation (the Company) consists of businesses that are reported in two segments: Analytical Instruments and Scientific Equipment. The
Company's Analytical Instruments segment develops, manufactures, sells, and services mass spectrometers, liquid chromatographs, and gas chromatographs, as well as consumables for the chromatography industry. The Company's Scientific
Equipment segment develops, manufactures, sells, and services scientific equipment for the preparation and preservation of chemical samples. The
Company's products are used primarily by the pharmaceutical, biotechnology, environmental, and industrial marketplaces.

Relationship With Thermo Instrument Systems Inc. and Thermo Electron Corporation
      The Company was incorporated in June 1995 as a wholly owned subsidiary of Thermo Instrument Systems Inc. As part of the formation of the Company, Thermo
Instrument transferred to the Company the assets, liabilities, and businesses of Finnigan Corporation and Thermo Separation Products Inc. in exchange for
45,000,000 shares of the Company's common stock. As of January 2, 1999, Thermo
Instrument owned 45,521,405 shares of the Company's common stock, representing
89% of such stock outstanding. Thermo Instrument is an 85%-owned subsidiary of Thermo Electron Corporation. As of January 2, 1999, Thermo Electron owned
159,880 shares of the Company's common stock, representing 0.31% of such stock outstanding.

Principles of Consolidation
      The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

Fiscal Year
      The Company has adopted a fiscal year ending the Saturday nearest December
31. References to 1998, 1997, and 1996 are for the fiscal years ended January 2, 1999, January 3, 1998, and December 28, 1996, respectively. Fiscal years 1998 and 1996 each included 52 weeks; 1997 included 53 weeks.

Revenue Recognition
      The Company recognizes product revenues upon shipment of its products and recognizes service contract revenues ratably over the term of the contract. The
Company provides a reserve for its estimate of warranty and installation costs at the time of shipment. Deferred revenue in the accompanying balance sheet consists primarily of unearned revenue on service contracts. Substantially all of the deferred revenue included in the accompanying 1998 balance sheet will be recognized within one year.

Stock-based Compensation Plans
      The Company applies Accounting Principles Board Opinion (APB) No. 25,
"Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans (Note 3). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to shareholders' investment.

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

1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

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

Earnings per Share
      Basic earnings per share have been computed by dividing net income by the weighted average number of shares outstanding during the year. Diluted earnings per share have been computed assuming the conversion of the Company's convertible obligations and the elimination of the related interest expense, and the exercise of stock options, as well as their related income tax effects.

Cash and Cash Equivalents
      At year-end 1998 and 1997, $96,906,000 and $60,376,000, respectively, of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of corporate notes, U.S. government-agency securities, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite
Rate plus 25 basis points, set at the beginning of each quarter.
      At year-end 1998, $167,000 of the Company's cash equivalents, denominated in Dutch guilders, were invested in a repurchase agreement with a wholly owned subsidiary of Thermo Electron. Under this agreement, the Company in effect lends excess cash to the subsidiary, which Thermo Electron collateralizes with investments principally consisting of corporate notes, U.S. government-agency securities, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement are readily convertible into cash by the Company. The repurchase agreement earns a rate based on Netherlands market rates, set at the beginning of each month.
      The Company, along with other subsidiaries of Thermo Electron, participates in a notional pool arrangement with Barclays Bank, which includes a $71 million credit facility. The Company has access to $0.3 million under this credit facility. Only U.K.-based subsidiaries of Thermo Electron participate in this arrangement. Under this arrangement, Barclays notionally combines the positive and negative cash balances held by the participants to calculate the net interest yield/expense for the group. The benefit derived from this arrangement is then allocated based on balances attributable to the respective participants. Thermo Electron guarantees all of the obligations of each participant in this arrangement. At year-end 1998 and 1997, the Company had cash balances under this arrangement of $3,520,000 and $747,000, respectively.
      At year-end 1998 and 1997, the Company's cash equivalents also included investments in commercial paper and short-term certificates of deposit held by the Company's foreign operations, which have an original maturity of three months or less. Cash equivalents are carried at cost, which approximates market value.

1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

Inventories
      Inventories are stated at the lower of cost (on a first-in, first-out or weighted average basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are:

(In thousands)                                                                              1998      1997
---------------------------------------------------------------------------------------- -------- ---------

Raw Materials and Supplies                                                               $20,872  $ 17,174
Work in Process                                                                           15,344    17,736
Finished Goods                                                                            34,396    31,479
                                                                                         -------  --------

                                                                                         $70,612  $ 66,389
                                                                                         =======  ========

Property, Plant, and Equipment
      The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings and improvements, 5 to 40 years; machinery and equipment, 1 to 12 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant, and equipment consists of:

(In thousands)                                                                              1998      1997
---------------------------------------------------------------------------------------- -------- ---------

Land                                                                                     $16,929  $ 17,428
Buildings                                                                                 38,946    39,875
Machinery, Equipment, and Leasehold Improvements                                          34,756    32,013
                                                                                         -------  --------

                                                                                          90,631    89,316
Less:  Accumulated Depreciation and Amortization                                          27,168    22,580
                                                                                         -------  --------

                                                                                         $63,463  $ 66,736
                                                                                         =======  ========

Patents and Other Assets
      Patents and other assets in the accompanying balance sheet includes intangibles associated with a product line acquired in 1998 (Note 2) and the costs of acquired patents. Such assets are amortized using the straight-line method over their estimated useful lives, which range from 7 to 15 years. These assets were $2,026,000 and $1,112,000, net of accumulated amortization of $7,490,000 and $6,986,000, at year-end 1998 and 1997, respectively. Patents and other assets in the accompanying balance sheet also includes deferred debt costs of $703,000 and $1,250,000, net of accumulated amortization of $1,807,000 and $1,385,000, at year-end 1998 and 1997, respectively. Deferred debt costs are amortized through the maturities of the related debt in 2000 and 2004.

Cost in Excess of Net Assets of Acquired Companies
      The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method principally over 40 years.
Accumulated amortization was $34,922,000 and $28,166,000 at year-end 1998 and 1997, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired companies in assessing the recoverability of this asset. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

1.    Nature of Operations and Summary of Significant Accounting Policies (continued)

Foreign Currency
      All assets and liabilities of the Company's foreign subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year in accordance with SFAS No. 52, "Foreign
Currency Translation." Resulting translation adjustments are reflected in the "Accumulated other comprehensive items" component of shareholders' investment.
Foreign currency transaction gains and losses are included in the accompanying statement of income and are not material for the three years presented.

Comprehensive Income
      During the first quarter of 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." This pronouncement sets forth requirements for disclosure of the Company's comprehensive income and accumulated other comprehensive items. In general, comprehensive income combines net income and "Other comprehensive items, net," which represents certain amounts that are reported as components of shareholders' investment in the accompanying balance sheet, including foreign currency translation adjustments and unrealized net of tax gains and losses on available-for-sale investments. At year-end 1998 and 1997, the balance of accumulated other comprehensive items represented the Company's cumulative translation adjustment.

Forward Contracts
      The Company uses short-term forward foreign exchange contracts to manage certain exposures to foreign currencies. The Company enters into forward foreign exchange contracts to hedge firm purchase and sale commitments denominated in currencies other than its subsidiaries' local currencies. These contracts principally hedge transactions denominated in U.S. dollars and German marks. The purpose of the Company's foreign currency hedging activities is to protect the Company's local currency cash flows related to these commitments from fluctuations in foreign exchange rates. Gains and losses arising from forward foreign exchange contracts are recognized as offsets to gains and losses resulting from the transactions being hedged. The Company does not enter into speculative foreign currency agreements.

Recently Released Accounting Pronouncements
      Effective in 2000, the Company will be required to adopt SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Company has not completed the analysis to assess the effect of the new pronouncement on its financial statements.

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

Presentation
      Certain amounts in 1997 and 1996 have been reclassified to conform to the presentation in the 1998 financial statements.


2.    Acquisitions

      In January 1998, the Company acquired a line of freeze dryers from Edwards High Vacuum International for $1,342,000 in cash.
      In March 1997, Thermo Instrument acquired Life Sciences International PLC, a London Stock Exchange-listed company. In July 1997, the Company agreed to acquire three business units within Life Sciences' Laboratory Products Group, as well as Life Sciences' Hypersil operation, from Thermo Instrument. The Laboratory Products businesses manufacture scientific equipment for the preparation and preservation of chemical samples, and Hypersil manufactures columns used in high-performance liquid chromatography. The aggregate purchase price for these businesses consisted of: (i) $103,795,000 in cash (net of an adjustment to the purchase price discussed below), (ii) 1,000 shares of the Company's common stock valued at $15,750, and (iii) the assumption of $53,134,000 of debt payable to Thermo Instrument. The purchase price represents the sum of the net tangible book value of the Laboratory Products businesses and Hypersil as of June 28, 1997, plus a percentage of Thermo Instrument's total cost in excess of net assets acquired associated with its acquisition of Life Sciences, based on the aggregate 1996 revenues of the Laboratory Products businesses and Hypersil relative to Life Sciences' 1996 consolidated revenues. The Company believes that this allocation methodology is reasonable and in accordance with the guidance provided by Staff Accounting Bulletin (SAB) 55 (Topic 1:B). The cash portion of the purchase price, including the repayment of debt to Thermo Instrument, was paid in September 1997 together with interest calculated at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter, from June 28, 1997. In December 1997, the Company was notified by Thermo Instrument that it would receive an adjustment to the purchase price of $3,498,000 in connection with its acquisition of the Laboratory Products businesses and Hypersil based on Thermo Instrument's final determination of the net tangible book value of the acquired businesses and a final calculation of Thermo Instrument's total cost in excess of net assets acquired associated with its acquisition of Life Sciences. The adjustment to the purchase price, which was received in April 1998, was recorded as a receivable from Thermo Instrument as of January 3, 1998, and was included in due from parent company and affiliated companies in the accompanying 1997 balance sheet.
      Because the Company, the Laboratory Products businesses, and Hypersil were deemed for accounting purposes to be under control of their common majority owner, Thermo Instrument, the transaction has been accounted for in a manner similar to a pooling of interests. Accordingly, the Company's 1997 historical financial information has been restated to include the results of the Laboratory Products businesses and Hypersil from March 12, 1997, the date these businesses were acquired by Thermo Instrument, and the shares issued to Thermo Instrument have been deemed outstanding from that date. The purchase price included $3,363,000 for the increase in the net book value from the date the businesses were acquired by Thermo Instrument to June 28, 1997. This amount was recorded as a deemed distribution from retained earnings, reflecting payment by the Company to Thermo Instrument for the earnings of the transferred businesses from the date of the acquisition by Thermo Instrument until the date of transfer to the Company.
      In December 1995, Thermo Instrument acquired the assets of the analytical instruments division of Analytical Technology, Inc. (ATI). In June 1996, the Company acquired the Automass division of ATI from Thermo Instrument for $4,129,000 in cash. The Automass division of ATI is a manufacturer of benchtop mass spectrometers. Because the Company and the Automass division of ATI were deemed for accounting purposes to be under control of their common majority owner, Thermo Instrument, the transaction has been accounted for in a manner similar to a pooling of interests. The Company's 1996 historical financial information includes the results of the Automass division of ATI from January 1, 1996.
      In January 1996, the Company acquired Extrel FTMS, Inc. from Waters Technologies Corporation for $1,723,000 in cash. Extrel is a manufacturer of Fourier transform mass spectrometers. The acquisition of Extrel has been accounted for using the purchase method of accounting, and its results have been included in the accompanying financial statements from the date of acquisition.

      In March 1996, Thermo Instrument acquired a substantial portion of the businesses constituting the Scientific Instruments Division of Fisons plc (the Fisons businesses), a wholly owned subsidiary of Rhone-Poulenc Rorer Inc. (RPR). In September 1996, the Company acquired two businesses that were formerly part of Fisons, CE Instruments and MassLab Instruments, from Thermo Instrument for an aggregate $27,296,000 in cash and the assumption of approximately $8,849,000 in debt. CE Instruments is a manufacturer of gas chromatographs, and MassLab is a manufacturer of mass spectrometers. The purchase price was determined based on the net book value of CE Instruments and MassLab at March 29, 1996, plus a pro rata allocation of Thermo Instrument's total cost in excess of net assets acquired associated with its acquisition of the Fisons businesses. The Company believes that this allocation methodology is reasonable and in accordance with the guidance provided by SAB 55 (Topic 1:B). Because the Company, CE Instruments, and MassLab were deemed for accounting purposes to be under control of their common majority owner, Thermo Instrument, the transaction has been accounted for in a manner similar to a pooling of interests. Accordingly, the Company's 1996 historical financial information includes the results of CE Instruments and MassLab from March 29, 1996, the date these businesses were acquired by Thermo Instrument.
      In December 1997, Thermo Instrument and RPR negotiated a post-closing adjustment under the terms of the purchase agreement for the Fisons acquisition pertaining to the determination of the net assets of the Fisons businesses at the date of acquisition. This negotiation resulted in a refund to Thermo Instrument that included interest from the date of acquisition. The Company recorded a receivable from Thermo Instrument totaling $2,714,000 at January 3, 1998, which represented the Company's share of the refund received by Thermo Instrument and was included in due from parent company and affiliated companies in the accompanying 1997 balance sheet. The Company recorded $2,183,000 of the refund as a reduction of cost in excess of net assets of acquired companies. Of the remainder, $272,000 represented payment for uncollected accounts receivable acquired by the Company that were guaranteed by RPR, and $259,000 represented interest income on the refund from the date of acquisition. The Company received the refund from Thermo Instrument in April 1998.
      The aggregate cost of these acquisitions exceeded the estimated fair value of the acquired net assets by $135,733,000, which is being amortized principally over 40 years. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired. The assets and liabilities were recorded at their estimated fair values as follows:

                                             Laboratory
                                               Products                        CE
(In thousands)                               Businesses     Hypersil  Instruments      MassLab        Other
------------------------------------------- ------------ ------------ ------------ ------------ ------------

Purchase Price                                 $150,444     $  6,501     $ 18,023     $  6,818     $  5,852
                                               --------     --------     --------     --------     --------

Allocation to:
  Current assets                                 49,431        1,668       22,799        3,086        6,630
  Long-lived assets                              22,239            -        8,409        1,617          349
  Current liabilities                           (24,176)           -      (23,081)      (2,628)      (5,205)
  Deferred income taxes and other deferred       (3,117)           -       (5,059)           -            -
    items
  Long-term debt                                   (437)           -            -            -         (620)
  Cost in excess of net assets                  106,504        4,833       14,955        4,743        4,698
    acquired

      In connection with these acquisitions, the Company has undertaken restructuring activities at the acquired businesses. The Company's restructuring activities, which were accounted for in accordance with Emerging Issues Task Force Pronouncement (EITF) 95-3, primarily have included reductions in staffing levels and the abandonment of excess facilities. In connection with these restructuring activities, as part of the cost of the acquisitions, the Company established reserves as detailed below, primarily for severance and excess facilities. In accordance with EITF 95-3, the Company finalized its restructuring plans no later than one year from the respective dates of the acquisitions. Accrued acquisition expenses are included in other accrued expenses in the accompanying balance sheet. A summary of the changes in accrued acquisition expenses is:

                                                                 Abandonment
                                                                   of Excess
(In thousands)                                      Severance     Facilities          Other          Total
------------------------------------------------- ------------ -------------- -------------- --------------

Balance at December 30, 1995                           $    4       $     90       $     35       $    129
  Reserves established                                  1,432              -             61          1,493
  Usage                                                (1,117)           (90)           (96)        (1,303)
  Currency translation adjustment                          38              -              -             38
                                                       ------       --------       --------       --------

Balance at December 28, 1996                              357              -              -            357
  Reserves established                                  1,018            395            158          1,571
  Usage                                                  (713)             -            (76)          (789)
  Currency translation adjustment                         (88)            (2)            (1)           (91)
                                                       ------       --------       ---------      --------

Balance at January 3, 1998                                574            393             81          1,048
  Reserves established                                      -            211            120            331
  Usage                                                  (172)             -           (197)          (369)
  Decrease due to finalization of restructuring
    plan, recorded as a decrease to cost in
    excess excess of net assets of acquired
    companies                                            (442)          (275)           (12)          (729)

  Currency translation adjustment                          40              2              8             50
                                                       ------       --------       --------       --------

Balance at January 2, 1999                             $    -       $    331       $      -       $    331
                                                       ======       ========       ========       ========

      Based on unaudited data, the following table presents selected financial information of the Company, the Laboratory Products businesses, and Hypersil on a pro forma basis, assuming the companies had been combined since the beginning of 1996. The effect of the acquisitions not included in the pro forma data was not material to the Company's results of operations.

(In thousands except per share amounts)                                                1997           1996
-------------------------------------------------------------------------- ---- ------------ --------------

Revenues                                                                           $462,166       $462,421
Net Income                                                                           36,427         34,471
Earnings per Share:
  Basic                                                                                 .73            .72
  Diluted                                                                               .70            .69

      The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisition of the Laboratory Products businesses and Hypersil been made at the beginning of 1996.

3.    Employee Benefit Plans

Stock-based Compensation Plans

Stock Option Plans
      The Company has stock-based compensation plans for its key employees, directors, and others. These plans permit the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. The option recipients and the terms of options granted under the plans are determined by the Board Committee. As of year-end 1998, only nonqualified stock options have been awarded under these plans. Generally, options granted are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a one- to ten-year period, depending on the term of the option, which generally ranges from five to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. To date, all options have been granted at fair market value. The Company also has a directors' stock option plan that provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options granted under this plan have the same general terms as options granted under the stock-based compensation plans described above, except that the restrictions and repurchase rights generally lapse ratably over a four-year period and the option term is five years. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron and Thermo Instrument. Participation in these plans is accounted for in accordance with APB No. 25.
      In November 1998, the Company's employees, excluding its officers and directors, were offered the opportunity to exchange previously granted options to purchase shares of Company common stock for an amount of options equal to half of the number of options previously held, exercisable at a price equal to the fair market value at the time of the exchange offer. Holders of options to acquire 643,000 shares at a weighted average exercise price of $16.24 per share elected to participate in this exchange and, as a result, received options to purchase 321,000 shares of Company common stock at $10.51 per share, which are included in the 1998 grants in the table below. The other terms of the new options are the same as the exchanged options except that the holders may not sell shares purchased pursuant to such new options for six months from the exchange date. The options exchanged were canceled by the Company.


3.    Employee Benefit Plans (continued)

      A summary of the Company's stock option activity is:

                                                       1998                1997                 1996
                                               -------------------  ------------------  ------------
                                                          Weighted            Weighted            Weighted
                                                           Average             Average             Average
                                                          Exercise            Exercise            Exercise
                                                             Price               Price               Price
                                                 Number              Number               Number
                                                     of                  of                   of
(Shares in thousands)                            Shares              Shares               Shares
---------------------------------------------- --------- ---------- -------- ---------- --------- ---------

Options Outstanding, Beginning of Year            3,047     $14.21    2,330     $13.12         -     $   -
  Granted                                           970       9.83      873      16.90     2,425     13.12
  Exercised                                         (32)     13.00      (16)     13.30         -         -
  Forfeited                                        (392)     14.36     (140)     13.02       (95)    13.00
  Canceled due to exchange                         (643)     16.24        -          -         -         -
                                                  -----               -----                -----

Options Outstanding, End of Year                  2,950     $12.32    3,047     $14.21     2,330     $13.12
                                                  =====     ======    =====     ======     =====     ======

Options Exercisable                               2,950     $12.32    3,047     $14.21     2,330     $13.12
                                                  =====     ======    =====     ======     =====     ======

Options Available for Grant                       1,427                 862                  595
                                                  =====               =====                =====

      A summary of the status of the Company's stock options at January 2, 1999, is:

                                                               Options Outstanding and Exercisable
                                                      ------------------------------------------------------
Range of Exercise Prices                                    Number            Weighted             Weighted
                                                                of             Average              Average
                                                            Shares           Remaining             Exercise
                                                    (In thousands)  Contractual Life                  Price
------------------------------------------------ ------------------ ------------------- --------------------

$  9.44 - $11.38                                               957           5.5 years               $ 9.81
  11.39 -  13.32                                             1,664           8.4 years                13.00
  13.33 -  15.26                                                91           2.2 years                15.00
  15.27 -  17.20                                               238           6.9 years                16.61
                                                            ------

$  9.44 - $17.20                                             2,950           7.1 years               $12.32
                                                            ======

Employee Stock Purchase Program
      Effective November 1, 1997, substantially all of the Company's full-time U.S. employees are eligible to participate in an employee stock purchase program sponsored by the Company and Thermo Electron, under which employees can purchase shares of the Company's and Thermo Electron's common stock. Prior to November 1, 1997, the program was sponsored by Thermo Instrument and Thermo Electron. Prior to the 1998 program year, the applicable shares of common stock could be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period, and the shares purchased were subject to a six-month resale restriction. Effective November 1, 1998, the applicable shares of common stock may be purchased at 85% of the lower of the fair market value at the beginning or end of the period, and the shares purchased are subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages.

Pro Forma Stock-based Compensation Expense
      In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for its stock-based compensation plans. Had compensation cost for awards granted under the Company's and its affiliates' stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been:

(In thousands except per share amounts)                                         1998       1997       1996
-------------------------------------------------------------------------- ---------- ---------- ----------

Net Income:
  As reported                                                                $38,378    $41,805    $28,023
  Pro forma                                                                   36,483     40,703     26,902
Basic Earnings per Share:
  As reported                                                                    .75        .83        .59
  Pro forma                                                                      .71        .81        .56
Diluted Earnings per Share:
  As reported                                                                    .72        .80        .57
  Pro forma                                                                      .69        .78        .55

      Pro forma compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.
      The weighted average fair value per share of options granted was $2.78, $5.75, and $5.93 in 1998, 1997, and 1996, respectively. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                                1998       1997       1996
-------------------------------------------------------------------------- ---------- ---------- ----------

Volatility                                                                       29%        28%        26%
Risk-free Interest Rate                                                         4.4%       5.7%       5.9%
Expected Life of Options                                                   3.6 years  4.7 years  7.8 years

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

401(k) Savings Plans
      Substantially all of the Company's full-time U.S. employees are eligible to participate in 401(k) savings plans sponsored by the several of the Company's subsidiaries. Prior to 1998, one of the Company's subsidiaries participated in a 401(k) savings plan sponsored by Thermo Electron. Contributions to the 401(k) savings plans are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. For these plans, the Company contributed and charged to expense $1,790,000, $1,301,000, and $1,118,000 in 1998, 1997, and 1996, respectively.

3.    Employee Benefit Plans (continued)

Defined Benefit Pension Plan
      The Company's Bremen, Germany, subsidiary has a defined benefit pension plan covering substantially all of its full-time employees. Benefits are based on a percentage of eligible earnings for each year of service in excess of ten years. The Company's funding policy is to make contributions within a range required by applicable regulations. Net periodic benefit costs include the following components:

(In thousands)                                                                1998        1997        1996
----------------------------------------------------------------------- ----------- ----------- -----------

Service Cost                                                              $    208    $    235    $    305
Interest Cost on Benefit Obligation                                          1,012         954       1,059
Expected Return on Plan Assets                                                (279)       (167)       (220)
Amortization of Unrecognized Gain                                              (50)        (67)        (93)
Amortization of Initial Unrecognized Obligation                                 43          44          50
                                                                          --------    --------    --------

                                                                          $    934    $    999    $  1,101
                                                                          ========    ========    ========

      The Company's defined benefit plan activity is:

(In thousands)                                                                           1998        1997
---------------------------------------------------------------------------------- ----------- -----------

Change in Benefit Obligation:
  Benefit obligation, beginning of year                                               $ 13,369    $ 14,924
  Service cost                                                                             208         235
  Interest cost                                                                          1,012         954
  Benefits paid                                                                           (498)       (344)
  Actuarial (gain) loss                                                                     61         (68)
  Adjustment for settlement                                                                  -        (305)
  Currency translation adjustment                                                        1,046      (2,027)
                                                                                      --------    --------

  Benefit obligation, end of year                                                       15,198      13,369
                                                                                      --------    --------

Change in Plan Assets:
  Fair value of plan assets, beginning of year                                           4,969       5,858
  Company contributions                                                                    186         119
  Actual return on plan assets                                                             287         192
  Benefits paid                                                                           (120)       (115)
  Adjustment for settlement                                                                  -        (305)
  Currency translation adjustment                                                          392        (780)
                                                                                       -------    --------

  Fair value of plan assets, end of year                                                 5,714       4,969
                                                                                       -------    --------

Funded Status                                                                           (9,484)     (8,400)
Unrecognized Net Gain                                                                   (2,126)     (2,077)
Unrecognized Initial Obligation                                                            226         253
                                                                                      --------    --------

Accrued Benefit Costs                                                                 $(11,384)   $(10,224)
                                                                                      =========   =========

3.    Employee Benefit Plans (continued)

      The weighted average actuarial assumptions used to determine the net periodic benefit costs in 1998, 1997, and 1996 were: discount rate - 7.5%, rate of increase in salary levels - 3.5%, and expected long-term rate of return on assets - 6.0%.

Deferred Compensation Plan
      The Company's Italian subsidiary has an unfunded state mandated deferred compensation plan, the cost of which the Company accrues based on a fixed percentage of each employee's salary, adjusted for inflation. Benefits are paid at the time an employee leaves the employ of the Company. The Company's expense related to this plan was $440,000, $381,000, and $448,000 in 1998, 1997 and
1996, respectively. The Company's liability for this plan is included in accrued pension and other deferred items in the accompanying balance sheet.

4.    Income Taxes

      The components of income before provision for income taxes and extraordinary item are:

(In thousands)                                                                   1998      1997     1996
----------------------------------------------------------------------------- -------- --------- --------

Domestic                                                                      $42,495  $ 52,240  $28,795
Foreign                                                                        23,168    20,781   19,945
                                                                              -------  --------  -------

                                                                              $65,663  $ 73,021  $48,740
                                                                              =======  ========  =======

      The components of the provision for income taxes are:

(In thousands)                                                                   1998      1997     1996
----------------------------------------------------------------------------- -------- --------- --------

Currently Payable:
  Federal                                                                     $14,564  $ 17,653  $11,224
  State                                                                         2,446     3,640    2,340
  Foreign                                                                       9,672     9,434   10,281
                                                                              -------  --------  -------

                                                                               26,682    30,727   23,845
                                                                              -------  --------  -------

Net Deferred (Prepaid):
  Federal                                                                         823       574   (1,529)
  State                                                                            73       122     (324)
  Foreign                                                                           -      (207)  (1,275)
                                                                              -------  --------  -------

                                                                                  896       489   (3,128)
                                                                              -------  --------  -------

                                                                              $27,578  $ 31,216  $20,717
                                                                              =======  ========  =======

      The provision for income taxes that is currently payable does not reflect
$927,000, $1,099,000, and $1,840,000 of tax benefits used to reduce cost in excess of net assets of acquired companies in 1998, 1997, and 1996, respectively. In addition, the Company receives a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the underlying common stock on the date of exercise.

4.    Income Taxes (continued)

The provision for income taxes that is currently payable does not reflect
$772,000, $492,000, and $800,000 of such benefits that have been allocated to capital in excess of par value in 1998, 1997, and 1996, respectively.
      The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 35% to income before provision for income taxes and extraordinary item due to:

(In thousands)                                                                   1998      1997     1996
---------------------------------------------------------------------------- -------- --------- --------

Provision for Income Taxes at Statutory Rate                                  $22,982  $ 25,557  $17,059
Increases (Decreases) Resulting From:
  State income taxes, net of federal tax                                        1,637     2,445    1,310
  Foreign tax rate and tax law differential                                     1,563     1,954    2,024
  Nondeductible amortization of cost in excess of net assets of
    acquired companies                                                          1,815     1,715      905
  Tax benefit of foreign sales corporation                                       (805)     (984)    (755)
  Other, net                                                                      386       529      174
                                                                              -------  --------  -------

                                                                              $27,578  $ 31,216  $20,717
                                                                              =======  ========  =======

      Prepaid income taxes and deferred income taxes in the accompanying balance sheet consist of:

(In thousands)                                                                             1998     1997
-------------------------------------------------------------------------------------- --------- --------

Prepaid Income Taxes:
  Foreign tax loss carryforwards                                                       $ 11,146  $10,041
  Reserves and accruals                                                                   6,164    8,961
  Inventory basis difference                                                              4,324    1,876
  Accrued compensation                                                                    2,517    1,705
                                                                                       --------  -------

                                                                                         24,151   22,583
  Less:  Valuation allowance                                                             11,146   10,041
                                                                                       --------  -------

                                                                                       $ 13,005  $12,542
                                                                                       ========  =======

Deferred Income Taxes:
  Depreciation                                                                         $  8,370  $ 7,503
                                                                                       ========  =======

      The valuation allowance relates to uncertainty surrounding the realization of foreign net operating losses, which is dependent on the future income of certain foreign subsidiaries of the Company. The Company believes that it is more likely than not that these deferred tax assets will not be realized. As of January 2, 1999, the Company had $27,016,000 of foreign tax loss carryforwards, which expire from 1999 through 2004. The increase in the valuation allowance in 1998 results from the increase in foreign tax loss carryforwards. Any tax benefit resulting from use of acquired loss carryforwards has been or will be recorded as a reduction of cost in excess of net assets of acquired companies.
      A provision has not been made for U.S. or additional foreign taxes on $62,021,000 of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the U.S. because the Company plans to keep these amounts permanently reinvested overseas.

5.    Short- and Long-term Obligations

Short-term Obligations
      Notes payable and current maturities of long-term obligations in the accompanying balance sheet includes $10,890,000 and $6,076,000 at year-end 1998 and 1997, respectively, of short-term bank borrowings and amounts borrowed under lines of credit at the Company's foreign subsidiaries. The weighted average interest rate for these borrowings was 2.18% and 1.63% at year-end 1998 and 1997, respectively. Unused lines of credit were $25,702,000 at year-end 1998.

Long-term Obligations

(In thousands except per share amounts)                                                     1998       1997
-------------------------------------------------------------------------------------- ---------- ----------

5% Subordinated Convertible Debentures, Due 2000, Convertible at $16.50 per              $67,931    $80,591
  Share
10.23% Mortgage Loan Secured by Property With a Net Book Value of $14,863,                 7,319      8,343
  Payable in Monthly Installments With Final Payments in 2004
Other                                                                                        138        217
                                                                                         -------    -------

                                                                                          75,388     89,151
Less:  Current Maturities of Long-term Obligations                                         1,184      1,071
                                                                                         -------    -------

                                                                                         $74,204    $88,080
                                                                                         =======    =======

      The Company's subordinated convertible debentures are guaranteed on a subordinated basis by Thermo Electron. Thermo Instrument has agreed to reimburse
Thermo Electron in the event Thermo Electron is required to make a payment under the guarantee.
      During 1998 and 1997, $5,000,000 and $15,659,000 principal amount, respectively, of the 5% subordinated convertible debentures were converted into common stock of the Company. In the fourth quarter of 1998, the Company repurchased $7,660,000 principal amount of its 5% subordinated convertible debentures for $7,125,000 in cash, resulting in an extraordinary gain of $293,000, net of taxes of $172,000.
      The annual requirements of long-term obligations as of January 2, 1999, are $1,184,000 in 1999, $69,239,000 in 2000, $1,422,000 in 2001, $1,538,000 in
2002, $1,702,000 in 2003, and $303,000 in 2004 and thereafter. Total future requirements of long-term obligations are $75,388,000.
      See Note 10 for the fair value information pertaining to the Company's long-term obligations.

6.    Commitments and Contingencies

Operating Leases
      The Company leases portions of its office and operating facilities under various operating lease arrangements. The accompanying statement of income includes expenses from operating leases of $5,204,000, $4,608,000, and $3,041,000 in 1998, 1997, and 1996, respectively. Future minimum payments due under noncancelable operating leases at January 2, 1999, are $3,158,000 in 1999, $2,781,000 in 2000, $1,842,000 in 2001, $894,000 in 2002, $476,000 in 2003, and
$2,588,000 in 2004 and thereafter. Total future minimum lease payments are $11,739,000.

Contingencies
      On January 23, 1997, the Company's Finnigan subsidiary filed complaints against Bruker-Franzen Analytik GmbH and its U.S. affiliate, and Hewlett-Packard
Company, for alleged violation of two U.S. patents owned by Finnigan. The patents pertain to methods used in ion-trap mass spectrometers.
      One of Finnigan's complaints was filed in the United States District Court for the District of Massachusetts and the other was filed with the United States
International Trade Commission (ITC) in Washington, DC. Finnigan has asked for damages to compensate for the infringements, for injunctions against further infringement, and for an order excluding further imports into the U.S. of ion-trap mass spectrometers that use the patented methods.



6.    Commitments and Contingencies (continued)

      The District Court action has, at the request of Hewlett-Packard and Bruker, been stayed pending completion of an investigation by the ITC. In April
1998, the ITC determined that the defendants did not engage in unfair practices in U.S. import trade with respect to the Finnigan patents, and that the Finnigan patents are invalid and/or not infringed. Finnigan has appealed the ITC's determination with respect to one of its patents to the United States Court of Appeals for the Federal Circuit (CAFC). The CAFC heard arguments in the appeal on March 4, 1999.
      Bruker presented counterclaims in the ITC investigation. The counterclaims, which have been removed to the District Court in Massachusetts, allege that the Finnigan patents are invalid and unenforceable and are not infringed by the mass spectrometers co-marketed by Bruker. They also allege that Finnigan has violated U.S. and Massachusetts antitrust laws and engaged in unfair competition by attempting to maintain a monopoly position and restrain trade through enforcement of allegedly fraudulently obtained patents. Bruker has asked for judgment consistent with its counterclaims, and for three times the antitrust damages (including attorneys' fees) it has sustained.
      There can be no assurance as to the outcome of these matters or that an unfavorable resolution would not have a material adverse effect on the Company's future results of operations and financial position.

7.    Related-party Transactions

Corporate Services Agreement
      The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company currently pays Thermo Electron annually an amount equal to 0.8% of the Company's revenues. In 1997 and 1996, the Company paid an amount equal to 1.0% of the Company's revenues. For these services, the Company was charged
$3,469,000, $4,389,000, and $3,138,000 in 1998, 1997, and 1996, respectively.
The fee is reviewed and adjusted annually by mutual agreement of the parties.
The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries).
Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. For additional items, such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo
Electron charges the Company based upon costs attributable to the Company.

Other Related-party Transactions
      The Company purchases and sells products in the ordinary course of business with other companies affiliated with Thermo Instrument. Purchases of products from such affiliated companies totaled $10,256,000, $23,791,000, and $10,527,000 in 1998, 1997, and 1996, respectively. Sales of products to such affiliated companies totaled $5,521,000, $7,090,000, and $11,987,000 in 1998,
1997, and 1996, respectively.

Repurchase Agreements
      The Company invests excess cash in repurchase agreements and a notional pool arrangement with Thermo Electron as discussed in Note 1.


8.    Common Stock

      In March 1997, the Company sold 1,768,500 shares of its common stock at $15.00 per share for net proceeds of $24,836,000.
      In March and April 1996, the Company sold 3,450,000 shares of its common stock in an initial public offering at $15.00 per share for net proceeds of $47,778,000.
      At January 2, 1999, the Company had reserved 8,668,579 unissued shares of its common stock for possible issuance under stock-based compensation plans and for issuance upon possible conversion of the Company's subordinated convertible debentures.

9.     Restructuring Costs

      During the third quarter of 1998, the Company recorded restructuring costs of $4,600,000. The restructuring costs, which were accounted for in accordance with EITF 94-3, consisted of $3,660,000 related to severance costs for approximately 85 employees across all functions and an asset write-down of $940,000 related to the closure and anticipated sale of a facility. The Company plans to complete its restructuring plan by August 1999. As of January 2, 1999, the Company had terminated 49 employees and had expended $2,010,000 of the reserve established for severance. The remaining reserve for severance of $1,634,000, as adjusted for the impact of currency translation, is included in other accrued expenses in the accompanying 1998 balance sheet.

10.   Fair Value of Financial Instruments

      The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, notes payable and current maturities of long-term obligations, accounts payable, due to/from parent company and affiliated companies, long-term obligations, and forward foreign exchange contracts. The carrying amount of these financial instruments, with the exception of long-term obligations and forward exchange contracts, approximate fair value due to their short-term nature.
      The carrying amount and fair value of the Company's long-term obligations and off-balance-sheet financial instruments are:

                                                                         1998                  1997
                                                                --------------------  ----------------------
                                                                 Carrying       Fair   Carrying        Fair
(In thousands)                                                     Amount      Value     Amount       Value
--------------------------------------------------------------- ---------- ---------- ---------- -----------

Long-term Obligations:
  Subordinated convertible debentures                             $67,931    $67,340    $80,591    $ 88,650
  Other                                                             6,273      8,749      7,489       9,319
                                                                  -------    -------    -------    --------

                                                                  $74,204    $76,089    $88,080    $ 97,969
                                                                  =======    =======    =======    ========

Off-balance-sheet Financial Instruments:
  Forward exchange contracts (payable) receivable                            $   (19)              $     19

      The fair value of long-term obligations was determined based on quoted market prices and on borrowing rates available to the Company at the respective year-ends.
      The notional amounts of forward exchange contracts totaled $752,000 and $1,200,000 at year-end 1998 and 1997, respectively. The fair value of such contracts is the estimated amount that the Company would pay or receive upon termination of the contract, taking into account the change in foreign exchange rates.

11.   Business Segments and Geographical Information

      The Company organizes and manages its business by individual functional operating entity. The Company's businesses are reported in two segments:
Analytical Instruments and Scientific Equipment. In classifying operational entities into a particular segment, the Company aggregates businesses with similar economic characteristics, products and services, production processes, customers, and methods of distribution.
      The Analytical Instruments segment develops, manufactures, sells, and services mass spectrometers, liquid chromatographs, and gas chromatographs used in the quantitative and qualitative analysis of chemical compounds at ultratrace levels of detection, as well as consumables for the chromatography industry. The
Scientific Equipment segment, acquired from Thermo Instrument effective March
12, 1997 (Note 2), develops, manufactures, sells, and services scientific equipment for the preparation and preservation of chemical samples.

(In thousands)                                                                   1998      1997        1996
--------------------------------------------------------------------------- ---------- ---------- ---------

Business Segment Information

Revenues:
  Analytical Instruments                                                    $ 300,820  $315,668   $ 313,793
  Scientific Equipment                                                        132,864   123,195           -
                                                                            ---------  --------   ---------

                                                                            $ 433,684  $438,863   $ 313,793
                                                                            =========  ========   =========

Income Before Provision for Income Taxes and Extraordinary Item
    (a):
  Analytical Instruments                                                    $  46,110  $ 59,680   $  51,785
  Scientific Equipment                                                         25,376    19,511           -
  Corporate (b)                                                                (5,393)   (6,210)     (4,622)
                                                                            ---------  --------   ---------

  Total operating income                                                       66,093    72,981      47,163
  Interest income (expense), net                                                 (430)       40       1,577
                                                                            ---------  --------   ---------

                                                                            $  65,663  $ 73,021   $  48,740
                                                                            =========  ========   =========

Total Assets:
  Analytical Instruments                                                    $ 368,167  $342,796   $ 362,884
  Scientific Equipment                                                        165,427   174,514           -
  Corporate (c)                                                               109,648    78,316     172,186
                                                                            ---------  --------   ---------

                                                                            $ 643,242  $595,626   $ 535,070
                                                                            =========  ========   =========

Depreciation and Amortization:
  Analytical Instruments                                                    $   9,542  $  9,852   $   9,603
  Scientific Equipment                                                          5,466     4,433           -
                                                                            ---------  --------   ---------

                                                                            $  15,008  $ 14,285   $   9,603
                                                                            =========  ========   =========

Capital Expenditures:
  Analytical Instruments                                                    $   4,691  $  4,771   $   3,761
  Scientific Equipment                                                          2,385     1,490           -
                                                                            ---------  --------   ---------

                                                                            $   7,076  $  6,261   $   3,761
                                                                            =========  ========   =========


11.   Business Segments and Geographical Information (continued)

(In thousands)                                                                 1998        1997        1996
------------------------------------------------------------------------- ---------- ----------- ----------

Geographical Information

Revenues (d):
  United States                                                           $ 285,110  $  289,836  $ 171,100
  Germany                                                                    60,980      64,116     66,228
  England                                                                    56,425      60,609     29,597
  Italy                                                                      34,068      35,142     41,546
  Japan                                                                      33,206      36,892     41,993
  Other                                                                      58,073      53,611     49,342
  Transfers among geographical areas (e)                                    (94,178)   (101,343)   (86,013)
                                                                          ---------  ----------  ---------

                                                                          $ 433,684  $  438,863  $ 313,793
                                                                          =========  ==========  =========

Long-lived Assets (f):
  United States                                                           $  45,296  $   49,063  $  30,819
  Germany                                                                     6,083       6,142      7,582
  Italy                                                                       6,780       6,519      8,080
  Other                                                                       5,304       5,127      4,562
                                                                          ---------  ----------  ---------

                                                                          $  63,463  $   66,851  $  51,043
                                                                          =========  ==========  =========

Export Revenues Included in United States Revenues Above (g)              $  93,512  $  108,764  $  77,956
                                                                          =========  ==========  =========

(a) Includes restructuring costs in 1998 of $4,570,000 in the Analytical
    Instruments segment and $30,000 in the Scientific Equipment segment (Note 9).
(b) Primarily general and administrative expenses.
(c) Primarily cash, cash equivalents, and, in 1996, available-for-sale investments.
(d) Revenues are attributed to countries based on selling location.
(e) Transfers among geographical areas are accounted for at prices that are representative of transactions with unaffiliated parties.
(f) Includes property, plant, and equipment, net, and other long-term tangible assets.
(g) In general, export revenues are denominated in U.S. dollars.


12.   Earnings per Share

      Basic and diluted earnings per share were calculated as follows:

(In thousands except per share amounts)                                        1998       1997        1996
------------------------------------------------------------------------- ---------- ----------- ----------

Basic
Net Income                                                                   $38,378    $41,805    $28,023
                                                                             -------    -------    -------

Weighted Average Shares                                                      51,270      50,120     47,677
                                                                             ------     -------     ------

Basic Earnings per Share                                                     $  .75     $   .83     $  .59
                                                                             ======     =======     ======

Diluted
Net Income                                                                   $38,378    $41,805    $28,023
Effect of Convertible Obligations                                             2,248       2,691      2,839
                                                                             ------     -------     ------

Income Available to Common Shareholders, as Adjusted                         $40,626    $44,496    $30,862
                                                                             -------    -------    -------

Weighted Average Shares                                                      51,270      50,120     47,677
Effect of:
  Convertible obligations                                                     4,619       5,529      5,833
  Stock options                                                                 152         242        187
                                                                             ------     -------     ------

Weighted Average Shares, as Adjusted                                         56,041      55,891     53,697
                                                                             ------     -------     ------

Diluted Earnings per Share                                                   $  .72     $   .80     $  .57
                                                                             ======     =======     ======

      The computation of diluted earnings per share for 1998 and 1996 excludes the effect of assuming the exercise of certain outstanding stock options because the effect would be antidilutive. As of January 2, 1999, there were 1,992,575 of such options outstanding, with exercise prices ranging from $12.54 to $17.20 per share.
      An extraordinary gain recorded by the Company increased basic earnings per share by $.01 in 1998 (Note 5).


13.   Unaudited Quarterly Information

(In thousands except per share amounts)

1998                                                                First     Second  Third (a)  Fourth
                                                                                                       (b)
-------------------------------------------------------------- ----------- ---------- ---------- ----------

Revenues                                                        $108,118    $ 98,123   $105,003   $122,440
Gross Profit                                                      52,745      48,079     49,203     58,300
Income Before Extraordinary Item                                  11,310       8,581      6,494     11,700
Net Income                                                        11,310       8,581      6,494     11,993
Earnings per Share:
  Basic                                                              .22         .17        .13        .23
  Diluted                                                            .21         .16        .13        .23

1997                                                            First (c)     Second      Third     Fourth
-------------------------------------------------------------- ----------- ---------- ---------- ----------

Revenues                                                        $ 89,353    $116,542   $109,303   $123,665
Gross Profit                                                      42,390      55,605     52,587     58,321
Net Income                                                         8,883      10,633      9,911     12,378
Earnings per Share:
  Basic                                                              .18         .21        .20        .24
  Diluted                                                            .18         .20        .19        .23

 (a)Reflects restructuring costs of $4.6 million.
 (b)Reflects an extraordinary gain of $0.3 million, net of taxes.
 (c)Reflects the acquisition of the Laboratory Products businesses and Hypersil, effective March 12, 1997.

                    Report of Independent Public Accountants
To the Shareholders and Board of Directors of ThermoQuest Corporation:

      We have audited the accompanying consolidated balance sheet of ThermoQuest
Corporation (a Delaware corporation and 89%-owned subsidiary of Thermo
Instrument Systems Inc.) and subsidiaries as of January 2, 1999, and January 3,
1998, and the related consolidated statements of income, cash flows, and comprehensive income and shareholders' investment for each of the three years in the period ended January 2, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ThermoQuest
Corporation and subsidiaries as of January 2, 1999, and January 3, 1998, and the results of their operations and their cash flows for each of the three years in the period ended January 2, 1999, in conformity with generally accepted accounting principles.



                                                            Arthur Andersen LLP



Boston, Massachusetts
February 16, 1999

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

Overview

      The Company's businesses are reported in two segments: Analytical
Instruments and Scientific Equipment. The Company's Analytical Instruments segment develops, manufactures, sells, and services mass spectrometers, liquid chromatographs, and gas chromatographs used in the quantitative and qualitative analysis of chemical compounds at ultratrace levels of detection. The Company's
Analytical Instruments segment also supplies consumables for the chromatography industry. The Company's Scientific Equipment segment develops, manufactures, sells, and services scientific equipment for the preparation and preservation of chemical samples. The Company's products are used primarily by pharmaceutical companies for drug research, testing, and quality control; by biotechnology researchers to study proteins and other biological samples to gain knowledge about diseases and possible treatments; by environmental laboratories for testing water, air, and soil samples for compliance with environmental regulations; by chemical companies for research and quality control; by manufacturers for testing in certain industrial applications, such as the manufacture of silicon chips, and for quality control; by food and beverage companies for quality control and to test for product contamination; and in forensic applications.
      An element of the Company's strategy is to combine its internal growth with the acquisition of complementary products and technologies. Effective March
12, 1997, the Company acquired three business units within the Laboratory
Products Group of Thermo Instrument's Life Sciences International PLC subsidiary, as well as Life Sciences' Hypersil operation (Note 2). The
Laboratory Products businesses, which constitute the Scientific Equipment segment, develop, manufacture, sell, and service scientific equipment including centrifuges, ultralow-temperature freezers, incubators, orbital shakers, vacuum concentrators, and electrophoresis equipment. These products are used in a variety of laboratories, including pharmaceutical, medical, industrial, and environmental laboratories worldwide. Hypersil develops, manufactures, and sells liquid chromatography media and columns used in high-performance liquid chromatography. Effective March 29, 1996, the Company acquired CE Instruments, a manufacturer of gas chromatographs, and MassLab Instruments, a manufacturer of mass spectrometers, from Thermo Instrument (Note 2). In addition, on January 19,
1996, the Company acquired Extrel FTMS, Inc., a manufacturer of Fourier transform mass spectrometers, from Waters Technologies Corporation, and, effective January 1, 1996, the Company acquired the Automass division of Analytical Technology, Inc. (ATI), a manufacturer of benchtop mass spectrometers, from Thermo Instrument (Note 2).
      The Company sells its products on a worldwide basis. During 1998, the Company's U.S. and foreign operations had revenues to customers in Asia of approximately 14% of total revenues. Certain countries in Asia are experiencing a severe economic crisis, which has been characterized by sharply reduced economic activity and liquidity, highly volatile foreign-currency-exchange and interest rates, and unstable stock markets. Revenues to customers in South
Korea, Taiwan, Singapore, Malaysia, and Indonesia represented approximately 3% of the Company's total revenues. The Company's sales to Asia, particularly in the Analytical Instruments segment, have been adversely affected by the unstable economic conditions there. Although the Company seeks to charge its customers in the same currency as its operating costs, the Company's financial performance and competitive position can be affected by currency exchange rate fluctuations.
Where appropriate, the Company uses forward contracts to reduce its exposure to currency fluctuations.

Results of Operations

1998 Compared With 1997
      Revenues decreased to $433.7 million in 1998 from $438.9 million in 1997.
Revenues from the Analytical Instruments segment decreased $14.8 million to $300.8 million in 1998 from $315.7 million in 1997. This decrease resulted primarily from a decline in revenues from customers in Asia of $7.8 million due to the unstable economic conditions there, heightened competition in two of the Company's product lines, and a decrease in revenues of $3.9 million due to the strengthening in value of the U.S. dollar relative to foreign currencies in countries in which the Company operates. The acquisition of Hypersil from Thermo
Instrument, effective March 12, 1997, added revenues of $1.2 million in 1998.
Revenues from the Scientific Equipment segment increased $9.7 million to $132.9 million in 1998 from $123.2 million in 1997, primarily due to the acquisition of three business units within Life Sciences' Laboratory Products Group, which constitute the Scientific Equipment segment, from Thermo Instrument, effective
March 12, 1997. The acquisition of these businesses added revenues of $22.2 million in 1998. This increase was offset in part by a change in distribution channels of an affiliated company, which began selling its products directly to third parties and is no longer using the Company's sales offices. Such sales had low margins due to the Company's sole role as distributor. To a lesser extent, the increase in Scientific Equipment segment revenues was offset by a decline in revenues from customers in Asia of $2.0 million due to the unstable economic conditions there.
      The gross profit margin remained unchanged at 48% in 1998 and 1997. The gross profit margin for the Analytical Instruments segment decreased slightly in 1998, primarily due to heightened competition in two of its product lines. The gross profit margin for the Scientific Equipment segment increased in 1998, primarily due to improved manufacturing efficiencies and, to a lesser extent, the inclusion in 1997 of an adjustment to expense of $1.0 million relating to the sale of inventories revalued on the date the Laboratory Products businesses were acquired.
      Selling, general, and administrative expenses as a percentage of revenues remained unchanged at 25% in 1998 and 1997. Selling, general, and administrative expenses decreased slightly to $107.4 million in 1998 from $107.8 million in 1998. A decrease in selling, general, and administrative expenses, primarily due to the implementation of cost-control measures in the Analytical Instruments segment, was offset in part by the inclusion of expenses from the Scientific
Equipment segment for a full period in 1998.
      Research and development expenses increased to $31.5 million in 1998 from $28.2 million in 1997, primarily due to higher spending within the Analytical
Instruments segment and the inclusion of expenses from the Scientific Equipment segment for a full period in 1998.
      In the third quarter of 1998, the Company recorded restructuring costs of $4.6 million related to severance costs for approximately 85 employees and the closure of a facility (Note 9).
      In 1998, the Company recorded gains of $1.3 million, primarily relating to the sale of a parcel of land at a manufacturing facility in California and two sales and services office buildings in England.
      Interest income decreased to $6.2 million in 1998 from $10.1 million in 1997, primarily due to a reduction in cash as a result of the acquisition of the Laboratory Products businesses and Hypersil from Thermo Instrument in September
1997 (Note 2). Interest expense decreased to $6.6 million in 1998 from $10.1 million in 1997, primarily due to the repayment to Thermo Instrument in September 1997 of debt assumed in connection with the acquisition of the Laboratory Products businesses (Note 2) and, to a lesser extent, the conversion of a portion of the Company's 5% subordinated convertible debentures into common stock of the Company.
      The effective tax rate was 42% in 1998 and 43% in 1997. The effective tax rates exceeded the statutory federal income tax rate primarily due to the effect of state income taxes, foreign tax rate and tax law differentials, and nondeductible amortization of cost in excess of net assets of acquired companies.
      During the fourth quarter of 1998, the Company recorded an extraordinary gain, net of tax, of $0.3 million related to the early extinguishment of debt
(Note 5).
      The Company is involved in a patent infringement proceeding relating to its ion-trap mass spectrometers (Note 6).

1997 Compared With 1996
      Revenues increased 40% to $438.9 million in 1997 from $313.8 million in 1996. Revenues from the Analytical Instruments segment were $315.7 million in 1997, compared with $313.8 million in 1996. Revenues increased primarily due to the acquisition of CE Instruments and MassLab from Thermo Instrument, effective
March 29, 1996, and the acquisition of Hypersil from Thermo Instrument, effective March 12, 1997 (Note 2). These acquisitions added revenues of $14.3 million in 1997. In addition, revenues increased $11.6 million at the Company's existing mass spectrometry business, due in part to the continued success of a liquid chromatograph/ion-trap mass spectrometer instrument introduced in the first quarter of 1996. These increases were offset in part by a decrease of $21.3 million in revenues due to the strengthening in value of the U.S. dollar relative to foreign currencies in countries in which the Company operates and, to a lesser extent, a decrease in revenues at certain of the Company's existing operations due to increased competition. In addition, revenues from the Analytical Instruments segment in the first quarter of 1996 included $2.6 million from the sale of products manufactured by third parties. Revenues from the Scientific Equipment segment in 1997 reflect the acquisition of the Laboratory Products businesses from Thermo Instrument, effective March 12, 1997
(Note 2).
      The gross profit margin increased to 48% in 1997 from 47% in 1996. An increase in the profit margin for the Analytical Instruments segment, primarily due to the increase in sales of higher-margin mass spectrometry products, was offset in part by the inclusion of lower-margin revenues from the Scientific
Equipment segment, the businesses of which were acquired effective March 12, 1997. These businesses recorded an adjustment to expense of $1.0 million in the first quarter of 1997 relating to the sale of inventories revalued at the date of acquisition. The gross profit margin for the Scientific Equipment segment was 39% in 1997.
      Selling, general, and administrative expenses as a percentage of revenues remained unchanged at 25% in 1997 and 1996. Selling, general, and administrative expenses increased to $107.8 million in 1997 from $77.4 million in 1996, primarily due to the inclusion of expenses from the Scientific Equipment segment.
      Research and development expenses increased to $28.2 million in 1997 from $21.8 million in 1996, primarily due to the inclusion of expenses from the Scientific Equipment segment.
      Interest income increased to $10.1 million in 1997 from $8.9 million in 1996, primarily as a result of interest income earned on invested proceeds from the Company's initial public offering of common stock in March and April 1996 and sale of common stock in March 1997 (Note 8) and, to a lesser extent, the inclusion of interest income from the Laboratory Products businesses. The increase in interest income was offset in part by a reduction in cash as a result of the acquisition of the Laboratory Products businesses and Hypersil from Thermo Instrument in September 1997 and, to a lesser extent, the acquisition of CE Instruments and MassLab in 1996 (Note 2). Interest expense increased to $10.1 million in 1997 from $7.3 million in 1996, primarily due to the inclusion of interest expense on debt assumed in connection with the acquisition of the Laboratory Products businesses and Hypersil, which was repaid to Thermo Instrument in September 1997 (Note 2).
      The effective tax rate was 43% in 1997 and 1996. The effective tax rates exceeded the statutory federal income tax rate primarily due to the impact of state income taxes, foreign tax rate and tax law differentials, and nondeductible amortization of cost in excess of net assets of acquired companies.

Liquidity and Capital Resources

      Consolidated working capital was $200.0 million at January 2, 1999, compared with $156.4 million at January 3, 1998. Included in working capital are cash and cash equivalents of $132.4 million at January 2, 1999, compared with $91.9 million at January 3, 1998. Cash provided by operating activities was $47.2 million in 1998. Cash of $8.2 million was used to fund an increase in accounts receivable, primarily due to increased shipments to Japan in the fourth quarter of 1998, compared with the fourth quarter of 1997. Payment practices in Japan are slower than in the U.S. Cash of $2.7 million was used to reduce amounts due to parent company and affiliated companies, primarily due to the timing of trade payments to affiliated companies.
      At January 2, 1999, $31.4 million of the Company's cash and cash equivalents was held by its foreign subsidiaries. While this cash can be used outside of the United States, including for acquisitions, repatriation of this cash into the United States would be subject to foreign withholding taxes and could also be subject to a U.S. tax.
      The Company's investing activities provided $0.9 million of cash in 1998.
The Company received an aggregate refund of $6.0 million from Thermo Instrument in connection with the acquisition of businesses from Thermo Instrument in 1997 and 1996 (Note 2). During 1998, the Company expended $1.3 million for the acquisition of a product line and $7.1 million for purchases of property, plant, and equipment. The Company received $3.4 million in proceeds from the sale of property, plant, and equipment, primarily from the sale of a parcel of land at a manufacturing facility in California and two sales and services office buildings in England. During 1999, the Company plans to make capital expenditures of approximately $8 million.
      The Company's financing activities used $8.8 million of cash in 1998. The
Company's Board of Directors has authorized the repurchase by the Company of up to $20.0 million of its own securities, through September 25, 1999, in the open market, or in negotiated transactions. Through January 2, 1999, the Company had expended $12.4 million under this authorization for the purchase of its common stock and subordinated convertible debentures. Such purchases are funded from working capital. During 1998, the Company's short-term borrowings increased $3.7 million, primarily due to borrowings by two of the Company's foreign subsidiaries. The Company used $1.1 million of cash for the repayment of long-term obligations.
      The Company has an underfunded defined benefit pension plan covering employees of its manufacturing subsidiary in Bremen, Germany. The Company's policy is to fund the plan at a level within the range required by applicable regulations. As of January 2, 1999, the accrued benefit costs for this plan were $11.4 million (Note 3). In addition, as of January 2, 1999, the Company has a deferred compensation plan with an unfunded liability of $3.9 million (Note 3).
As of January 2, 1999, the Company's foreign subsidiaries had available short-term credit facilities of $25.7 million.
      In March 1999, the Company signed a nonbinding letter of intent to acquire a company for $5.5 million. The proposed acquisition is subject to certain conditions, including satisfactory completion of due diligence and approval by the Company's Board of Directors.
      Although the Company expects to have positive cash flow from its existing operations, the Company anticipates it will require significant amounts of cash to pursue the acquisition of complementary businesses. The Company expects that it will finance acquisitions through a combination of internal funds, and/or short-term borrowings from Thermo Instrument or Thermo Electron, although there is no agreement with these companies to ensure that funds will be available on acceptable terms or at all. The Company believes that its existing resources are sufficient to meet the capital requirements of its existing businesses for the foreseeable future.

Market Risk

      The Company is exposed to market risk from changes in foreign currency exchange rates, interest rates, and equity prices, which could affect its future results of operations and financial condition. The Company manages its exposure to these risks through its regular operating and financing activities.
Additionally, the Company uses short-term forward contracts to manage certain exposures to foreign currencies. The Company enters into forward foreign exchange contracts to hedge firm purchase and sale commitments denominated in currencies other than its subsidiaries' local currencies. The Company does not engage in extensive foreign currency hedging activities; however, the purpose of the Company's foreign currency hedging activities is to protect the Company's local currency cash flows related to these commitments from fluctuations in foreign exchange rates. The Company's forward foreign exchange contracts principally hedge transactions denominated in U.S. dollars and German marks.
Gains and losses arising from forward contracts are recognized as offsets to gains and losses resulting from the transactions being hedged. The Company does not enter into speculative foreign currency agreements.

Foreign Currency Exchange Rates
        The Company generally views its investment in its foreign subsidiaries with a functional currency other than the Company's reporting currency as long-term. The Company's investment in foreign subsidiaries is sensitive to fluctuations in foreign currency exchange rates. The functional currencies of the Company's foreign subsidiaries are principally denominated in British pounds sterling, German marks, Japanese yen, Italian lira, and French francs. The effect of a change in foreign exchange rates on the Company's net investment in its foreign subsidiaries is reflected in the "Accumulated other comprehensive items" component of shareholders' investment. A 10% depreciation in year-end
1998 functional currencies, relative to the U.S. dollar, would result in a $13.1 million reduction of shareholders' investment.

Interest Rates
        The Company's long-term obligations are sensitive to changes in interest rates. Interest rate changes would result in a change in the fair value of these financial instruments due to the difference between the market interest rate and the rate at the date of issuance of the financial instruments. A 10% decrease in year-end 1998 market interest rates would result in a negative impact of $4.0 million on the fair value of the Company's long-term obligations.
        The Company's cash, cash equivalents, and notes payable are sensitive to changes in interest rates. Interest rate changes would result in a change in interest income and interest expense due to the difference between the current interest rates on cash, cash equivalents, and notes payable and the variable rate that these financial instruments may adjust to in the future. A 10% decrease in year-end 1998 interest rates would result in a negative impact of $0.4 million on the Company's net income.

Equity Prices
      The Company's subordinated convertible debentures are sensitive to fluctuations in the price of Company common stock into which the debentures are convertible. Changes in equity prices would result in changes in the fair value of the Company's subordinated convertible debentures due to the difference between the current market price and the market price at the date of issuance of the debentures. A 10% increase in the year-end 1998 market equity prices would result in a negative impact of $3.7 million on the fair value of the Company's subordinated convertible debentures.

Year 2000

      The following information constitutes a "Year 2000 Readiness Disclosure" under the Year 2000 Information and Readiness Disclosure Act.

      The Company continues to assess the potential impact of the year 2000 on the Company's internal business systems, products, and operations. The Company's year 2000 initiatives include (i) testing and upgrading significant information technology systems and facilities; (ii) testing and developing necessary upgrades, if necessary, for the Company's current products; (iii) contacting key suppliers and vendors to determine their year 2000 compliance status; and (iv) developing a contingency plan.

The Company's State of Readiness
      The Company has implemented a compliance program to ensure that its critical information technology systems and facilities will be ready for the year 2000. The first phase of the program, testing and evaluating the Company's critical information technology systems and facilities for year 2000 compliance, has largely been completed. During phase one, the Company tested and evaluated its significant computer systems, software applications, and related equipment for year 2000 compliance. The Company also evaluated the potential year 2000 impact on its critical facilities. The Company is currently in phase two of its program, during which any noncompliant systems or facilities that were identified during phase one are prioritized and remediated. The Company is currently upgrading or replacing such noncompliant information technology systems, and this process was approximately 50% complete as of January 2, 1999.
In many cases, such upgrades or replacements are being made in the ordinary course of business, without accelerating previously scheduled upgrades or replacements. The Company expects that all of its material information technology systems and critical facilities will be year 2000 compliant by September 1999.
      The Company has also implemented a compliance program to test and evaluate the year 2000 readiness of the material products that it currently manufactures and sells. The Company believes that all of such material products are year 2000 compliant. However, as many of the Company's products are complex, interact with or incorporate third-party products, and operate on computer systems that are not under the Company's control, there can be no assurance that the Company has identified all of the year 2000 problems with its current products. The Company believes that certain of its older products, which it no longer manufactures or sells, will not be year 2000 compliant.
      The Company is in the process of identifying and assessing the year 2000 readiness of key suppliers and vendors that are believed to be significant to the Company's business operations in order to assess their year 2000 readiness.
As part of this effort, the Company has developed and is distributing questionnaires relating to year 2000 compliance to its significant suppliers and vendors. The Company has started to follow-up and monitor the year 2000 compliance progress of significant suppliers and vendors that indicate that they are not year 2000 compliant or that do not respond to the Company's questionnaires. The Company has completed the majority of its assessment of third- party risk, and expects to be substantially completed by September 1999.

Contingency Plan
      The Company is developing a contingency plan that will allow its primary business operations to continue despite disruptions due to year 2000 issues.
This plan may include identifying and securing other suppliers, increasing inventories, and modifying production facilities and schedules. As the Company continues to evaluate the year 2000 readiness of its business systems and facilities, products, and significant suppliers and vendors, it will modify and adjust its contingency plan as may be required.

Estimated Costs to Address the Company's Year 2000 Issues
      To date, costs incurred in connection with the year 2000 issue have not been material. The Company does not expect total year 2000 remediation costs to be material, but there can be no assurance that the Company will not encounter unexpected costs or delays in achieving year 2000 compliance. Year 2000 costs were funded from working capital. All internal costs and related external costs, other than capital additions, related to year 2000 remediation have


Year 2000 (continued)

been and will continue to be expensed as incurred. The Company does not track internal costs incurred for its year 2000 compliance project. Such costs are principally the related payroll costs for its information systems group.

Risks of the Company's Year 2000 Issues
      While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 issues will not have a material adverse impact on the Company's business, operations, or financial condition. While the Company expects that upgrades to its internal business systems will be completed in a timely fashion, there can be no assurance that the Company will not encounter unexpected costs or delays.
Despite its efforts to ensure that its material current products are year 2000 compliant, the Company may see an increase in warranty and other claims, especially those related to Company products that incorporate, or operate using, third-party software or hardware. In addition, certain of the Company's older products, which it no longer manufactures or sells, may not be year 2000 compliant, which may expose the Company to claims. If any of the Company's significant suppliers or vendors experience business disruptions due to year
2000 issues, the Company might also be materially adversely affected. There is expected to be a significant amount of litigation relating to the year 2000 issue and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. In addition, if any year 2000 issues are identified, there can be no assurance that the Company will be able to retain qualified personnel to remedy such issues. Any unexpected costs or delays arising from the year 2000 issue could have a significant adverse impact on the Company's business, operations, and financial condition in amounts that cannot be reasonably estimated at this time.

                           Forward-looking Statements
      In connection with the "safe harbor" provisions of the Private Securities
Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in 1999 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

      Competition, Technological Change, and Industry Acceptance. The Company encounters, and expects to continue to encounter, intense competition in the sale of its current and future products. Some of the Company's competitors and potential competitors have greater resources, manufacturing and marketing capabilities, research and development staff, and production facilities than those of the Company. No assurance can be given that the Company's competitors will not develop products that will be superior to the Company's products. The market for the Company's products is characterized by rapid and significant technological change and evolving industry standards. New product introductions responsive to these factors require significant planning, design, development, and testing at the technological, product, and manufacturing process levels, and may render existing products and technologies uncompetitive or obsolete. In addition, industry acceptance of new technologies developed by the Company may be slow to develop due to, among other things, existing regulations written specifically for older technologies and general unfamiliarity of users with new technologies.

      Risks Associated With Intellectual Property. The Company holds many patents relating to various aspects of its products, including significant patents relating to ion-trap mass spectrometers, discussed below. In addition, the Company believes that proprietary technical know-how is critical to many of its products. Proprietary rights relating to the Company's products are protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are maintained in confidence as trade secrets. There can be no assurance that any patents now or hereafter owned by the Company will afford protection against competitors and, in the absence of patent protection, the Company may be vulnerable to competitors who attempt to copy the Company's products or gain access to its trade secrets and know-how.
There can be no assurance that patents will issue from any future patent applications filed by the Company or licensed by the Company. Proceedings initiated by the Company to protect its proprietary rights could result in substantial costs to the Company. There can be no assurance that competitors of the Company will not initiate litigation challenging the validity of the Company's patents or alleging the Company is infringing the competitors' patents, or that they will not use their resources to design comparable products that do not infringe the Company's patents. There may also be pending or issued patents of which the Company is not aware held by parties not affiliated with the Company that relate to the Company's products or technologies. The Company may need to acquire licenses to, or contest the validity of, any such patents.
It is likely that significant funds would be required to contest the validity of any such patents. There can be no assurance that any license that may be required under any such patent would be made available on acceptable terms or that the Company would prevail in any such contest. If the outcome of any such litigation or dispute is unfavorable to the Company, the Company's business and results of operations could be materially adversely affected.
      The Company's Finnigan subsidiary has filed complaints against Bruker-Franzen Analytik GmbH and its U.S. affiliate, and Hewlett-Packard
Company, for alleged violation of two U.S. patents owned by Finnigan. The patents pertain to methods used in ion-trap mass spectrometers.
      One of Finnigan's complaints was filed in the United States District Court for the District of Massachusetts and the other was filed with the United States
International Trade Commission (ITC) in Washington, DC. Finnigan has asked for damages to compensate for the infringements, for injunctions against further infringement, and for an order excluding further imports into the U.S. of ion-trap mass spectrometers that use the patented methods.
      The District Court action has, at the request of Hewlett-Packard and Bruker, been stayed pending completion of an investigation by the ITC. In April
1998, the ITC determined that the defendants did not engage in unfair practices in U.S. import trade with respect to the Finnigan patents, and that the Finnigan patents are invalid and/or not infringed. Finnigan has appealed the ITC's determination with respect to one of its patents to the United States Court of Appeals for the Federal Circuit (CAFC). The CAFC heard arguments in the appeal on March 4, 1999.

      Bruker presented counterclaims in the ITC investigation. The counterclaims, which have been removed to the District Court in Massachusetts, allege that the Finnigan patents are invalid and unenforceable and are not infringed by the mass spectrometers co-marketed by Bruker. They also allege that Finnigan has violated U.S. and Massachusetts antitrust laws and engaged in unfair competition by attempting to maintain a monopoly position and restrain trade through enforcement of allegedly fraudulently obtained patents. Bruker has asked for judgment consistent with its counterclaims, and for three times the antitrust damages (including attorneys' fees) it has sustained.
      There can be no assurance as to the outcome of these matters or that an unfavorable resolution would not have a material adverse effect on the Company's future results of operations and financial position.
      In addition, the Company relies on trade secrets and confidentiality agreements with its collaborators, employees, and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or be independently developed by competitors.

      Risks Associated With Acquisition Strategy. The Company's growth strategy is to supplement its internal growth with the acquisition of businesses and technologies that complement or augment the Company's existing product lines.
The Company has acquired certain portions of several businesses that have been acquired by Thermo Instrument, the Company's parent, and may acquire additional businesses from Thermo Instrument or other third parties in the future. Certain of the businesses acquired have had low levels of profitability and businesses that the Company may seek to acquire in the future may also be marginally profitable or unprofitable. In order for any acquired businesses to achieve the level of profitability desired by the Company, the Company must successfully reduce expenses and improve operations. No assurance can be given that the Company will be successful in this regard. In addition, promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory approvals, including antitrust approvals. There can be no assurance that the Company will be able to complete pending or future acquisitions. In order to finance any such acquisitions, it may be necessary for the Company to raise additional funds either through public or private financings. Any equity or debt financing, if available at all, may be on terms which are not favorable to the Company and may result in dilution to the Company's shareholders.

      Dependence on the Pharmaceutical Industry. The largest single market for the Company's mass spectrometers and liquid chromatographs is the pharmaceutical industry. Although the Company's existing products are not subject to regulation by the U.S. Food and Drug Administration (the FDA), FDA regulations apply to the processes and production facilities used to manufacture pharmaceutical products.
Any material change by a pharmaceutical company in its manufacturing process or equipment could necessitate additional FDA review and approval. Such requirements may make it more difficult for the Company to sell its products to pharmaceutical customers that have already applied for or obtained approval for production processes using different equipment and supplies. Any changes in the regulations that apply to the processes and production facilities used to manufacture pharmaceutical products or enforcement efforts in respect of such regulations may adversely affect the market for the Company's products. In addition, from time to time as a result of industry consolidation and other factors, the pharmaceutical industry has reduced its capital expenditures for equipment such as that manufactured by the Company, and there can be no assurance that further changes in the pharmaceutical industry will not adversely affect demand for the Company's products.

      Possible Adverse Effect From Changes in Environmental Regulations. One of the larger markets for the Company's products is environmental analysis.
Consolidation or contraction in this market could have an adverse impact on the Company. Most air, water, and soil analysis is conducted to comply with federal, state, local, and foreign environmental regulations. These regulations are frequently specific as to the type of technology required for a particular analysis and the level of detection required for that analysis. The Company develops, configures, and markets its products to meet customer needs created by existing and anticipated environmental regulations. These regulations may be amended or eliminated in response to new scientific evidence or political or economic considerations. Any significant change in environmental regulations or enforcement efforts could result in a reduction in demand for the Company's products.

      Possible Adverse Impact of Significant International Operations.
International sales accounted for approximately 56% of the Company's revenues in 1998, and the Company expects that international sales will continue to account for a significant portion of the Company's revenues in the future. Sales to customers in foreign countries are subject to a number of risks, including the following: agreements may be difficult to enforce, and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; and foreign countries could impose withholding taxes or otherwise tax the Company's foreign income, impose tariffs, embargoes or exchange controls, or adopt other restrictions on foreign trade. Additionally, the U.S. dollar value of the Company's net sales varies with currency exchange rate fluctuations. Significant increases in the value of the U.S. dollar relative to certain foreign currencies could have a material adverse effect on the Company's competitive position and results of operations.
      During 1998, the Company's U.S. and foreign operations had revenues to customers in Asia of approximately 14% of total revenues. Certain countries in Asia are experiencing a severe economic crisis, which has been characterized by sharply reduced economic activity and liquidity, highly volatile foreign-currency-exchange and interest rates, and unstable stock markets.
Revenues to customers in South Korea, Taiwan, Singapore, Malaysia, and Indonesia represented approximately 3% of the Company's total revenues. The Company's sales to Asia have been and may continue to be adversely affected by the unstable economic conditions there.

      Potential Impact of Year 2000 on Processing of Date-sensitive Information.
While the Company is attempting to minimize any negative consequences arising from the year 2000 issue, there can be no assurance that year 2000 issues will not have a material adverse impact on the Company's business, operations, or financial condition. While the Company expects that upgrades to its internal business systems will be completed in a timely fashion, there can be no assurance that the Company will not encounter unexpected costs or delays.
Despite its efforts to ensure that its material current products are year 2000 compliant, the Company may see an increase in warranty and other claims, especially those related to Company products that incorporate, or operate using, third-party software or hardware. In addition, certain of the Company's older products, which it no longer manufactures or sells, may not be year 2000 compliant, which may expose the Company to claims. If any of the Company's significant suppliers or vendors experience business disruptions due to year
2000 issues, the Company might also be materially adversely affected. There is expected to be a significant amount of litigation relating to the year 2000 issue and there can be no assurance that the Company will not incur material costs in defending or bringing lawsuits. In addition, if any year 2000 issues are identified, there can be no assurance that the Company will be able to retain qualified personnel to remedy such issues. Any unexpected costs or delays arising from the year 2000 issue could have a significant adverse impact on the Company's business, operations, and financial condition in amounts that cannot be reasonably estimated at this time.


                         Selected Financial Information
(In thousands except per share amounts)              1998 (a)   1997 (b)    1996 (c)   1995 (d)       1994
--------------------------------------------------- ---------- ---------- ----------- ---------- ----------

Statement of Income Data
Revenues                                             $433,684   $438,863   $ 313,793   $241,909   $223,396
Income Before Extraordinary Item                       38,085     41,805      28,023     21,002     18,526
Net Income                                                        41,805      28,023     21,002     18,526
                                                       38,378
Earnings per Share:
  Basic                                                   .75        .83         .59        .47        .41
  Diluted                                                 .72        .80         .57        .47        .41

Balance Sheet Data
Working Capital                                      $200,018   $156,410   $ 216,865   $166,902   $ 47,955
Total Assets                                          643,242    595,626     535,070    428,042    306,284
Long-term Obligations                                  74,204     88,080     104,593    106,456     11,322
Shareholders' Investment                              417,001    370,779     303,014    227,740    211,633

(a) Reflects restructuring costs of $4.6 million, an extraordinary gain of $0.3 million, net of taxes, related to the Company's repurchase of $7.7 million principal amount of 5% subordinated convertible debentures, and conversion of $5.0 million principal amount of 5% subordinated convertible debentures.
(b) Reflects the acquisition of three business units within the Laboratory
    Products Group of Life Sciences International PLC and Life Sciences'
    Hypersil operation, effective March 12, 1997, the net proceeds of the Company's issuance of common stock in March 1997, and conversion of $15.7 million principal amount of 5% subordinated convertible debentures.
(c) Reflects the acquisition of the Automass division of Analytical Technology, Inc., effective January 1, 1996, CE Instruments and MassLab Instruments, effective March 29, 1996, and the net proceeds of the Company's initial public offering in March and April 1996.
(d) Reflects the issuance in August 1995 of $96.3 million principal amount of 5% subordinated convertible debentures due 2000.




Common Stock Market Information
      The Company's common stock is traded on the American Stock Exchange under the symbol TMQ. The following table sets forth the high and low sale prices for 1998 and 1997, as reported in the consolidated transaction reporting system.

                                                                        1998                  1997
                                                               --------------------  ----------------------
Quarter                                                             High        Low       High         Low
-------------------------------------------------------------- ---------- ---------- ---------- -----------

First                                                          $19 31/32    $13 1/2     $16 3/8     $12 1/2
Second                                                          19 3/4       14          16 5/8      11 1/2
Third                                                           15 1/8        6 7/16     19 1/8      15 1/8
Fourth                                                          13 3/4        8 7/8      20 1/2      16 1/8

      As of January 29, 1999, the Company had 228 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on January 29, 1999, was $11 1/4 per share.

Shareholder Services
      Shareholders of ThermoQuest Corporation who desire information about the Company are invited to contact the Investor Relations Department, ThermoQuest Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046,
(781) 622-1111. A mailing list is maintained to enable shareholders whose stock is held in street name, and other interested individuals, to receive quarterly reports, annual reports, and press releases as quickly as possible. Distribution of printed quarterly reports is limited to the second quarter only. All material is available from Thermo Electron's Internet site (http://www.thermo.com/subsid/tmq1.html).

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

Form 10-K Report
      A copy of the Annual Report on Form 10-K for the fiscal year ended January 2, 1999, as filed with the Securities and Exchange Commission, may be obtained at no charge by writing to the Investor Relations Department, ThermoQuest Corporation, 81 Wyman Street, P.O. Box 9046, Waltham, Massachusetts 02454-9046.

Annual Meeting
      The annual meeting of shareholders will be held on Thursday, May 27, 1999, at 11 a.m., at The Westin Hotel, 70 Third Avenue, Waltham, Massachusetts.


