Form 10-K, Exhibit 13
period 2000-01-01
THERMOQUEST CORP \DE\
filed 2000-03-15
CIK 1005868

Exhibit 13












                             ThermoQuest Corporation

                        Consolidated Financial Statements

                                       1999

ThermoQuest Corporation                                                         1999 Financial Statements

                        Consolidated Statement of Income

(In thousands except per share amounts)                                          1999      1998       1997
--------------------------------------------------------------------------- ---------- ---------- --------

Revenues (Notes 7 and 11)                                                   $ 431,827  $ 433,684  $438,863
                                                                            ---------  ---------  --------

Cost and Operating Expenses:
 Cost of revenues                                                             226,385    225,357   229,960
 Selling, general, and administrative expenses (Note 7)                       103,648    107,445   107,770
 Research and development expenses                                             29,006     31,464    28,152
 Restructuring costs (Note 9)                                                    (326)     4,600         -
 Gain on sale of property                                                      (1,604)    (1,275)        -
                                                                            ---------  ---------  --------

                                                                              357,109    367,591   365,882
                                                                            ---------  ---------  --------

Operating Income                                                               74,718     66,093    72,981

Interest Income (includes $186 and $679 from related parties in                 7,245      6,204    10,121
 1998 and 1997)
Interest Expense (includes $3,126 to related parties in 1997; Note 2)          (5,074)    (6,634)  (10,081)
                                                                            ---------  ---------  --------

Income Before Provision for Income Taxes and Extraordinary Item                76,889     65,663    73,021
Provision for Income Taxes (Note 4)                                            31,140     27,578    31,216
                                                                            ---------  ---------  --------

Income Before Extraordinary Item                                               45,749     38,085    41,805
Extraordinary Item, Net of Provision for Income Taxes of $172 (Note 5)              -        293         -
                                                                            ---------  ---------  --------

Net Income                                                                  $  45,749  $  38,378  $ 41,805
                                                                            =========  =========  ========

Earnings per Share (Note 12)
 Basic                                                                      $     .90  $     .75  $    .83
                                                                            =========  =========  ========

 Diluted                                                                    $     .87  $     .72  $    .80
                                                                            =========  =========  ========

Weighted Average Shares (Note 12)
 Basic                                                                         50,633     51,270    50,120
                                                                            =========  =========  ========

 Diluted                                                                       54,695     56,041    55,891
                                                                            =========  =========  ========












The accompanying notes are an integral part of these consolidated financial statements.

ThermoQuest Corporation                                                         1999 Financial Statements

                           Consolidated Balance Sheet

(In thousands)                                                                             1999      1998
------------------------------------------------------------------------------------- ---------- ---------

Assets
Current Assets:
 Cash and cash equivalents (includes $97,073 under repurchase agreements              $  33,562  $ 132,439
   with affiliated company in 1998)
 Advance to affiliate                                                                   124,683          -
 Accounts receivable, less allowances of $3,959 and $4,065                              113,574    108,409
 Inventories                                                                             66,279     70,612
 Deferred tax asset (Note 4)                                                             12,183     13,005
 Other current assets                                                                     2,226      2,591
                                                                                      ---------  ---------

                                                                                        352,507    327,056
                                                                                      ---------  ---------

Property, Plant, and Equipment, at Cost, Net (Note 9)                                    59,219     63,463
                                                                                      ---------  ---------

Patents and Other Assets                                                                  3,272      3,041
                                                                                      ---------  ---------

Cost in Excess of Net Assets of Acquired Companies (Notes 2 and 4)                      237,825    249,682
                                                                                      ---------  ---------

                                                                                      $ 652,823  $ 643,242
                                                                                      =========  =========

ThermoQuest Corporation                                                         1999 Financial Statements

                     Consolidated Balance Sheet (continued)

(In thousands except share amounts)                                                        1999      1998
------------------------------------------------------------------------------------- ---------- ---------

Liabilities and Shareholders' Investment
Current Liabilities:
 Short-term obligations and current maturities of long-term obligations
   (includes $300 of related-party debt in 1999; Note 5)                              $  67,237  $  12,074
 Accounts payable                                                                        25,073     27,024
 Accrued payroll and employee benefits                                                   16,843     17,361
 Accrued income taxes (includes $7,800 and $11,000 due to parent company)                25,310     23,009
 Accrued installation and warranty expenses                                               9,621      9,623
 Deferred revenue                                                                        14,457     10,785
 Customer deposits                                                                        4,242      6,227
 Other accrued expenses (Notes 2 and 9)                                                  16,114     18,448
 Due to parent company and affiliated companies                                           2,943      2,487
                                                                                      ---------  ---------

                                                                                        181,840    127,038
                                                                                      ---------  ---------

Deferred Income Taxes (Note 4)                                                            5,774      8,370
                                                                                      ---------  ---------

Accrued Pension and Other Deferred Items (Note 3)                                        14,499     16,629
                                                                                      ---------  ---------

Long-term Obligations (includes $300 of related-party debt in 1998; Note 5)               4,966     74,204
                                                                                      ---------  ---------

Commitments and Contingencies (Note 6)

Shareholders' Investment (Notes 3 and 8):
 Common stock, $.01 par value, 100,000,000 shares authorized; 51,546,906                    515        515
   and 51,520,004 shares issued
 Capital in excess of par value                                                         309,357    309,009
 Retained earnings                                                                      162,356    116,607
 Treasury stock at cost, 1,149,199 and 550,342 shares                                   (12,329)    (5,300)
 Deferred compensation                                                                      (54)         -
 Accumulated other comprehensive items                                                  (14,101)    (3,830)
                                                                                      ---------  ---------

                                                                                        445,744    417,001
                                                                                      ---------  ---------

                                                                                      $ 652,823  $ 643,242
                                                                                      =========  =========











The accompanying notes are an integral part of these consolidated financial statements.

ThermoQuest Corporation                                                         1999 Financial Statements

                      Consolidated Statement of Cash Flows

(In thousands)                                                                 1999        1998        1997
------------------------------------------------------------------------- ---------- ----------- ---------

Operating Activities
 Net income                                                               $  45,749  $   38,378  $  41,805
 Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization                                           15,144      15,496     14,807
     Noncash restructuring costs (Note 9)                                         -         940          -
     Gain on sale of property                                                (1,604)     (1,275)         -
     Provision for losses on accounts receivable                                687         825        549
     Extraordinary item (Note 5)                                                  -        (465)         -
     Other noncash expenses                                                     423         484        614
     Increase (decrease) in deferred income taxes                            (1,774)        867      2,098
     Changes in current accounts, excluding the effects of acquisitions:
       Accounts receivable                                                   (9,490)     (8,187)   (11,805)
       Inventories                                                              984        (609)     1,111
       Other current assets                                                     259        (348)    (1,425)
       Accounts payable                                                        (894)      2,191        842
       Due to parent company and affiliated companies                         1,289      (2,711)      (536)
       Other current liabilities                                              4,580       1,599      3,758
     Other                                                                     (151)          -        (52)
                                                                          ---------  ----------  ----------

        Net cash provided by operating activities                            55,202      47,185     51,766
                                                                          ---------  ----------  ---------

Investing Activities
 Acquisitions, net of cash acquired (Note 2)                                 (2,368)     (1,342)  (154,304)
 Refund from parent company for acquisitions (Note 2)                             -       5,953          -
 Advances to affiliate, net                                                (125,049)          -          -
 Proceeds from maturities of available-for-sale investments                       -           -      7,250
 Purchases of property, plant, and equipment                                 (5,650)     (7,076)    (6,261)
 Proceeds from sale of property, plant, and equipment                         1,737       3,383      2,624
 Other                                                                            -           -        175
                                                                          ---------  ----------  ---------

        Net cash provided by (used in) investing activities                (131,330)        918   (150,516)
                                                                          ---------  ----------  ---------

Financing Activities
 Net proceeds from issuance of Company common stock (Note 8)                    172         411     25,050
 Purchases of Company securities (Note 5)                                   (13,646)    (12,416)         -
 Increase (decrease) in short-term obligations                               (6,223)      3,699     (7,926)
 Repayment of long-term obligations                                          (1,274)     (1,103)    (2,791)
 Other                                                                         (207)        568      1,469
                                                                          ---------  ----------  ---------

        Net cash provided by (used in) financing activities               $ (21,178) $   (8,841) $  15,802
                                                                          ---------  ----------  ---------



ThermoQuest Corporation                                                         1999 Financial Statements

                Consolidated Statement of Cash Flows (continued)

(In thousands)                                                                 1999        1998        1997
------------------------------------------------------------------------- ---------- ----------- ---------

Exchange Rate Effect on Cash                                              $  (1,571) $    1,279  $    (132)
                                                                          ---------  ----------  ---------

Increase (Decrease) in Cash and Cash Equivalents                            (98,877)     40,541    (83,080)
Cash and Cash Equivalents at Beginning of Year                              132,439      91,898    174,978
                                                                          ---------  ----------  ---------

Cash and Cash Equivalents at End of Year                                  $  33,562  $  132,439  $  91,898
                                                                          =========  ==========  =========

Cash Paid For
 Interest                                                                 $   4,851  $    6,454  $   9,851
 Income taxes                                                             $  30,828  $   23,570  $  25,207

Noncash Activities
 Fair value of assets of acquired companies                               $   3,030  $    1,342  $ 184,659
 Cash paid for acquired companies                                            (2,400)     (1,342)  (160,411)
 Stock issued to parent company for acquired companies                            -           -        (16)
 Adjustment of purchase price due from parent company for                         -           -      3,498
   acquired companies                                                     ---------  ----------  ---------

     Liabilities assumed of acquired companies                            $     630  $        -  $  27,730
                                                                          =========  ==========  =========

 Conversions of convertible debentures                                    $       -  $    5,000  $  15,659
                                                                          =========  ==========  =========


























The accompanying notes are an integral part of these consolidated financial statements.


ThermoQuest Corporation                                                         1999 Financial Statements

               Consolidated Statement of Comprehensive Income and Shareholders' Investment

(In thousands)                                                                   1999     1998        1997
--------------------------------------------------------------------------- ---------- --------- ---------

Comprehensive Income
Net Income                                                                  $  45,749  $ 38,378  $ 41,805
                                                                            ---------  --------  --------
Other Comprehensive Items, Net:
 Foreign currency translation adjustment                                      (10,271)    7,007   (11,644)
 Unrealized loss on available-for-sale investments, net of                          -         -       (14)
  reclassification adjustment                                               ---------  --------  --------


                                                                              (10,271)    7,007   (11,658)
                                                                            ---------  --------  --------

                                                                            $  35,478  $ 45,385  $ 30,147
                                                                            =========  ========  ========

Shareholders' Investment
Common Stock, $.01 Par Value:
 Balance at beginning of year                                               $     515  $    512  $    485
 Net proceeds from issuance of Company common stock (Note 8)                        -         -        18
 Conversions of convertible debentures                                              -         3         9
                                                                            ---------  --------  --------

 Balance at end of year                                                           515       515       512
                                                                            ---------  --------  --------

Capital in Excess of Par Value:
 Balance at beginning of year                                                 309,009   302,881   261,921
 Net proceeds from issuance of Company common stock (Note 8)                        -         -    24,818
 Conversions of convertible debentures                                              -     4,942    15,414
 Stock issued to parent company for acquired companies (Note 2)                     -         -        16
 Issuance of stock under employees' and directors' stock plans                    247       414       220
 Tax benefit related to employees' and directors' stock plans (Note 4)            101       772       492
                                                                            ---------  --------  --------

 Balance at end of year                                                       309,357   309,009   302,881
                                                                            ---------  --------  --------

Retained Earnings:
 Balance at beginning of year                                                 116,607    78,229    39,787
 Net income                                                                    45,749    38,378    41,805
 Deemed distribution to parent company for acquired companies (Note 2)              -         -    (3,363)
                                                                            ---------  --------  --------

 Balance at end of year                                                       162,356   116,607    78,229
                                                                            ---------  --------  --------

Treasury Stock:
 Balance at beginning of year                                                  (5,300)       (6)        -
 Purchases of Company common stock                                             (7,030)   (5,291)        -
 Activity under employees' and directors' stock plans                               1        (3)       (6)
                                                                            ---------  --------  --------

 Balance at end of year                                                     $ (12,329) $ (5,300) $     (6)
                                                                            ---------  --------  --------



ThermoQuest Corporation                                                         1999 Financial Statements

         Consolidated Statement of Comprehensive Income and Shareholders' Investment (continued)

(In thousands)                                                                   1999     1998        1997
--------------------------------------------------------------------------- ---------- --------- ---------

Deferred Compensation (Note 3):
 Balance at beginning of year                                               $       -  $      -  $      -
 Issuance of restricted stock under employees' stock plans                        (77)        -         -
 Amortization of deferred compensation                                             23         -         -
                                                                            ---------  --------  --------

 Balance at end of year                                                           (54)        -         -
                                                                            ---------  --------  --------

Accumulated Other Comprehensive Items:
 Balance at beginning of year                                                  (3,830)  (10,837)      821
 Other comprehensive items, net                                               (10,271)    7,007   (11,658)
                                                                            ---------  --------  --------

 Balance at end of year                                                       (14,101)   (3,830)  (10,837)
                                                                            ---------  --------  --------

                                                                            $ 445,744  $417,001  $370,779
                                                                            =========  ========  ========


































The accompanying notes are an integral part of these consolidated financial statements.


ThermoQuest Corporation                                                         1999 Financial Statements

                   Notes to Consolidated Financial Statements

1.    Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
      ThermoQuest Corporation (the Company) consists of businesses that are reported in two segments: Analytical Instruments and Scientific Equipment.
Businesses within the Analytical Instruments segment develop, manufacture, sell, and service mass spectrometers, liquid chromatographs, gas chromatographs, and multi-instrument combinations of these products, which are used in the quantitative and qualitative analysis of chemical compounds at ultratrace levels of detection, as well as advanced software for use with these instruments and consumables for the chromatography industry. Businesses included in the Scientific Equipment segment develop, manufacture, sell, and service scientific equipment for the preparation and preservation of chemical samples. The
Company's products are used primarily by the pharmaceutical, biotechnology, environmental, and industrial marketplaces.

Relationship With Thermo Instrument Systems Inc. and Thermo Electron Corporation
      The Company was incorporated in June 1995 as a wholly owned subsidiary of Thermo Instrument Systems Inc. As of January 1, 2000, Thermo Instrument owned
45,521,405 shares of the Company's common stock, representing 90% of such stock outstanding. Thermo Instrument is an 88%-owned subsidiary of Thermo Electron
Corporation. As of January 1, 2000, Thermo Electron owned 159,880 shares of the
Company's common stock, representing 0.32% of such stock outstanding.
      In January 2000, Thermo Electron announced a proposed reorganization involving certain of Thermo Electron's subsidiaries, including the Company. As part of the reorganization, Thermo Instrument will acquire the publicly held shares of the Company (Note 14).

Principles of Consolidation
      The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

Fiscal Year
      The Company has adopted a fiscal year ending the Saturday nearest December
31. References to 1999, 1998, and 1997 are for the fiscal years ended January 1, 2000, January 2, 1999, and January 3, 1998, respectively. Fiscal years 1999 and
1998 each included 52 weeks; fiscal 1997 included 53 weeks.

Revenue Recognition
      The Company recognizes product revenues upon shipment of its products and recognizes service contract revenues ratably over the term of the contract. The
Company provides a reserve for its estimate of warranty and installation costs at the time of shipment. Deferred revenue in the accompanying balance sheet consists primarily of unearned revenue on service contracts. Substantially all of the deferred revenue included in the accompanying 1999 balance sheet will be recognized within one year.

Stock-based Compensation Plans
      The Company applies Accounting Principles Board Opinion (APB) No. 25,
"Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based compensation plans (Note 3). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to shareholders' investment.

Income Taxes
      The Company and Thermo Instrument have a tax allocation agreement under which both the Company and Thermo Instrument are included in Thermo Electron's consolidated federal and certain state income tax returns. The agreement provides that in years in which the Company has taxable income, it will pay to Thermo Electron amounts comparable to the taxes the Company would have paid if it had filed separate tax returns. If Thermo Instrument's and Thermo Electron's combined equity ownership of the Company were to drop below 80%, the Company would be required to file its own federal income tax return.


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

Earnings per Share
      Basic earnings per share have been computed by dividing net income by the weighted average number of shares outstanding during the year. Except where the effect would be antidilutive, diluted earnings per share have been computed assuming the conversion of the Company's convertible obligations and the elimination of the related interest expense, and the exercise of stock options, as well as their related income tax effects.

Cash and Cash Equivalents
      The Company, along with other European-based subsidiaries of Thermo
Electron, participates in a notional pool arrangement with Barclays Bank. Under this arrangement, Barclays notionally combines the positive and negative cash balances held by the participants to calculate the net interest yield/expense for the group. The benefit derived from this arrangement is then allocated based on balances attributable to the respective participants. The Company has access to a $243,000 line of credit under this arrangement. Thermo Electron guarantees all of the obligations of each participant in this arrangement. At year-end 1999 and 1998, the Company had cash balances under this arrangement of $13,272,000 and $3,520,000, respectively.
      The Company, along with other European-based subsidiaries of Thermo
Electron, participates in a cash management arrangement in the Netherlands with a wholly owned subsidiary of Thermo Electron. Under this arrangement, participants' balances are pooled for interest calculation purposes. Interest under this arrangement is based on Euro market rates. The Company has access to a $684,000 line of credit under this arrangement. Thermo Electron guarantees all of the obligations of each participant in this arrangement. At year-end 1999, the Company had $382,000 invested under this arrangement.
      At year-end 1998, $96,906,000 of the Company's cash equivalents was invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lent excess cash to Thermo Electron, which Thermo Electron collateralized with investments principally consisting of corporate notes, U.S.
government-agency securities, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. The
Company's funds subject to the repurchase agreement were readily convertible into cash by the Company. The repurchase agreement earned a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. Effective June 1999, the Company adopted a new cash management arrangement with Thermo Electron, described below, that replaces the repurchase agreement. At year-end 1998, $167,000 of the Company's cash equivalents was invested in a similar arrangement in the Netherlands.
      At year-end 1999 and 1998, the Company's cash equivalents also included investments in commercial paper and short-term certificates of deposit held by the Company's foreign operations, which have an original maturity of three months or less. Cash equivalents are carried at cost, which approximates market value.

Advance to Affiliate
      Effective June 1999, the Company and Thermo Electron commenced use of a new domestic cash management arrangement. Under the new arrangement, amounts advanced to Thermo Electron by the Company for domestic cash management purposes bear interest at the 30-day Dealer Commercial Paper Rate plus 50 basis points, set at the beginning of each month. Thermo Electron is contractually required to maintain cash, cash equivalents, and/or immediately available bank lines of credit equal to at least 50% of all funds invested under this cash management arrangement by all Thermo Electron subsidiaries other than wholly owned subsidiaries. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice.

1.    Nature of Operations and Summary of Significant Accounting Policies
      (continued)

      In addition, certain of the Company's European-based subsidiaries participate in new cash management arrangements with a wholly owned subsidiary of Thermo Electron. The Company has access to a $4,110,000 line of credit under one of these arrangements. Interest under this arrangement is based on Euro market rates. The other terms of these arrangements are similar to the domestic cash management arrangement.

Inventories
      Inventories are stated at the lower of cost (on a first-in, first-out or weighted average basis) or market value and include materials, labor, and manufacturing overhead. The components of inventories are as follows:

(In thousands)                                                                              1999     1998
---------------------------------------------------------------------------------------- -------- --------

Raw Materials and Supplies                                                               $26,405   $20,872
Work in Process                                                                            7,980    15,344
Finished Goods                                                                            31,894    34,396
                                                                                         -------   -------

                                                                                         $66,279   $70,612
                                                                                         =======   =======
      The Company periodically reviews its quantities of inventories on hand and compares these amounts to expected usage of each particular product or product line. The Company records as a charge to cost of revenues any amounts required to reduce the carrying value of inventories to net realizable value.

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

(In thousands)                                                                              1999     1998
---------------------------------------------------------------------------------------- -------- --------

Land                                                                                     $16,507   $16,929
Buildings                                                                                 37,081    38,946
Machinery, Equipment, and Leasehold Improvements                                          38,564    34,756
                                                                                         -------   -------

                                                                                          92,152    90,631
Less:  Accumulated Depreciation and Amortization                                          32,933    27,168
                                                                                         -------   -------

                                                                                         $59,219   $63,463
                                                                                         =======   =======
Patents and Other Assets
      Patents and other assets in the accompanying balance sheet includes intangibles associated with a product line acquired in 1998 (Note 2) and the costs of acquired patents, technology, and software. Such assets are amortized using the straight-line method over their estimated useful lives, which range from 5 to 15 years. These assets were $2,468,000 and $2,026,000, net of accumulated amortization of $7,952,000 and $7,490,000, at year-end 1999 and
1998, respectively. Patents and other assets in the accompanying balance sheet also includes deferred debt costs of $305,000 and $703,000, net of accumulated amortization of $2,174,000 and $1,807,000, at year-end 1999 and 1998, respectively. Deferred debt costs are amortized through the maturities of the related debt in 2000 and 2004.



1.    Nature of Operations and Summary of Significant Accounting Policies
      (continued)

Cost in Excess of Net Assets of Acquired Companies
      The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method principally over 40 years.
Accumulated amortization was $41,795,000 and $34,922,000 at year-end 1999 and 1998, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. Such events or circumstances generally would include the occurrence of operating losses or a significant decline in earnings associated with the acquired business or asset. The Company considers the future undiscounted cash flows of the acquired companies in assessing the recoverability of this asset. The Company assesses cash flows before interest charges and, when impairment is indicated, writes the asset down to fair value.
If quoted market values are not available, the Company estimates fair value by calculating the present value of future cash flows. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

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

Comprehensive Income
      Comprehensive income combines net income and "Other comprehensive items," which represents certain amounts that are reported as components of shareholders' investment in the accompanying balance sheet, including foreign currency translation adjustments and unrealized net of tax losses on available-for-sale investments. At year-end 1999 and 1998, the balance of accumulated other comprehensive items represents the Company's cumulative translation adjustment.

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

Recent Accounting Pronouncements
      In December 1999, the Securities and Exchange Commission issued Staff
Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements."
SAB 101 includes requirements for when shipments may be recorded as revenue when the terms of the sale include customer acceptance provisions or an obligation of the seller to install the product. In such instances, SAB 101 generally requires that revenue recognition occur upon customer acceptance and/or at completion of installation. SAB 101 requires that companies conform their revenue recognition practices to the requirements therein during the first quarter of calendar 2000 through recording a cumulative net of tax effect of the change in accounting.
The Company has not completed the analysis to determine the effect that SAB 101 will have on its financial statements.
      Effective in 2001, the Company will be required to adopt SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Company has not completed the analysis to assess the effect of the new pronouncement on its financial statements.


1.    Nature of Operations and Summary of Significant Accounting Policies
      (continued)

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

2.    Acquisitions

      In August 1999, the Company's Analytical Instruments segment acquired
Thru-Put Systems, Inc. for $2,400,000 in cash. In January 1998, the Company's
Analytical Instruments segment acquired a line of freeze dryers from Edwards
High Vacuum International for $1,342,000 in cash. These acquisitions have been accounted for using the purchase method of accounting and their results have been included in the accompanying financial statements from the respective dates of acquisition.
      In March 1997, Thermo Instrument acquired Life Sciences International PLC, a London Stock Exchange-listed company. In July 1997, the Company agreed to acquire three business units within Life Sciences' Laboratory Products Group, as well as Life Sciences' Hypersil operation, from Thermo Instrument. The
Laboratory Products businesses, which constitute the Scientific Equipment segment, manufacture scientific equipment for the preparation and preservation of chemical samples. Hypersil, which is included in the Analytical Instruments segment, manufactures columns used in high-performance liquid chromatography.
The aggregate purchase price for these businesses consisted of: (i) $103,795,000 in cash (net of an adjustment to the purchase price discussed below), (ii) 1,000 shares of the Company's common stock valued at $15,750, and (iii) the assumption of $53,134,000 of debt payable to Thermo Instrument. The purchase price represents the sum of the net tangible book value of the Laboratory Products businesses and Hypersil as of June 28, 1997, plus a percentage of Thermo
Instrument's total cost in excess of net assets acquired associated with its acquisition of Life Sciences, based on the aggregate 1996 revenues of the Laboratory Products businesses and Hypersil relative to Life Sciences' 1996 consolidated revenues. The Company believes that this allocation methodology is reasonable and in accordance with the guidance provided by SAB 55 (Topic 1:B).
The cash portion of the purchase price, including the repayment of debt to Thermo Instrument, was paid in September 1997 together with interest calculated at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter, from June 28, 1997. In December 1997, the Company was notified by Thermo Instrument that it would receive an adjustment to the purchase price of $3,498,000 in connection with its acquisition of the Laboratory Products businesses and Hypersil based on Thermo Instrument's final determination of the net tangible book value of the acquired businesses and a final calculation of Thermo Instrument's total cost in excess of net assets acquired associated with its acquisition of Life Sciences. The Company received the adjustment to the purchase price in April 1998.
      Because the Company, the Laboratory Products businesses, and Hypersil were deemed for accounting purposes to be under control of their common majority owner, Thermo Instrument, the transaction has been accounted for in a manner similar to a pooling of interests. Accordingly, the accompanying financial statements include the results of the Laboratory Products businesses and Hypersil from March 12, 1997, the date these businesses were acquired by Thermo
Instrument, and the shares issued to Thermo Instrument have been deemed outstanding from that date. The purchase price included $3,363,000 for the increase in the net book value from the date the businesses were acquired by Thermo Instrument to June 28, 1997. This amount was recorded as a deemed distribution from retained earnings, reflecting payment by the Company to Thermo
Instrument for the earnings of the transferred businesses from the date of the acquisition by Thermo Instrument until the date of transfer to the Company.
      The aggregate cost of these acquisitions exceeded the estimated fair value of the acquired net assets by $132,061,000, which is being amortized principally over 40 years. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired.


      The assets and liabilities were recorded at their estimated fair values as follows:

                                                                     Laboratory
                                                                       Products                  Thru-Put
(In thousands)                                                       Businesses     Hypersil      Systems
----------------------------------------------------  ------------ ------------ ------------ ------------

Purchase Price                                                         $150,444     $  6,501     $  2,400
                                                                       --------     --------     --------

Allocation to:
 Current assets                                                          49,431        1,668          372
 Long-lived assets                                                       22,239            -        1,116
 Current liabilities                                                    (24,176)           -         (459)
 Deferred income taxes and other deferred items                          (3,117)           -          (74)
 Long-term obligations                                                     (437)           -          (97)
 Cost in excess of net assets acquired                                  106,504        4,833        1,542

        In March 1996, Thermo Instrument acquired a substantial portion of the businesses constituting the Scientific Instruments Division of Fisons plc (the
Fisons businesses), a wholly owned subsidiary of Rhone-Poulenc Rorer Inc. (RPR).
In September 1996, the Company acquired CE Instruments and MassLab Instruments, which were formerly part of Fisons, from Thermo Instrument. In December 1997, Thermo Instrument and RPR negotiated a post-closing adjustment under the terms of the purchase agreement for the Fisons acquisition pertaining to the determination of the net assets of the Fisons businesses at the date of acquisition. This negotiation resulted in a refund to Thermo Instrument that included interest from the date of acquisition. The Company received a refund totaling $2,714,000 from Thermo Instrument in April 1998, which represented the Company's share of the refund received by Thermo Instrument. The Company recorded $2,183,000 of the refund as a reduction of cost in excess of net assets of acquired companies. Of the remainder, $272,000 represented payment for uncollected accounts receivable acquired by the Company that were guaranteed by RPR, and $259,000 represented interest income on the refund from the date of acquisition.
        In connection with its acquisitions, the Company has undertaken restructuring activities at the acquired businesses. The Company's restructuring activities, which were accounted for in accordance with Emerging Issues Task
Force Pronouncement (EITF) 95-3, primarily have included reductions in staffing levels and the abandonment of excess facilities. In connection with these restructuring activities, as part of the cost of the acquisitions, the Company established reserves as detailed below, primarily for severance and excess facilities. In accordance with EITF 95-3, the Company finalizes its restructuring plans no later than one year from the respective dates of the acquisitions. Accrued acquisition expenses are included in other accrued expenses in the accompanying 1998 balance sheet.


      A summary of the changes in accrued acquisition expenses for acquisitions completed before and during 1997 is as follows:

                                                 1997 Acquisition
                                  -------------------------------------------
                                        Laboratory Products Businesses
                                  -------------------------------------------
                                                    Abandonment
                                                      of Excess                     Pre-1997
(In thousands)                         Severance     Facilities         Other    Acquisition         Total
--------------------------------- -------------- -------------- ------------- -------------- -------------

Balance at December 28, 1996           $      -       $      -       $     -       $    357       $    357
 Reserves established                       705            120           146              -            971
 Usage                                     (518)             -           (76)          (195)          (789)
 Decrease due to finalization
   of restructuring plans,
   recorded as a decrease to
   cost in excess of net
   assets of acquired companies               -              -             -           (114)          (114)
 Currency translation                         -              -             -            (48)           (48)
                                       --------       --------       -------       --------       --------

Balance at January 3, 1998                  187            120            70              -            377
 Reserves established                       120            211             -              -            331
 Usage                                     (292)             -           (70)             -           (362)
 Decrease due to finalization
   of restructuring plans,
   recorded as a decrease to
   cost in excess of net
   assets of acquired companies             (15)             -             -              -            (15)
                                       --------       --------       -------       --------       --------

Balance at January 2, 1999                    -            331             -              -            331
 Usage                                        -           (320)            -              -           (320)
 Currency translation                         -            (11)            -              -            (11)
                                       --------       --------       -------       --------       --------

Balance at January 1, 2000             $      -       $      -       $     -       $      -       $      -
                                       ========       ========       =======       ========       ========

      The principal acquisition expenses for the 1997 acquisition were severance for 25 employees across all functions and abandoned facilities. The amounts established for abandoned facilities represent a lease obligation for a sales and service office in the U.K. The amounts captioned "other" in 1997 primarily represent relocation costs. The Company finalized its restructuring plans for the 1997 acquisition in 1998.

      Based on unaudited data, the following table presents selected financial information of the Company, the Laboratory Products businesses, and Hypersil on a pro forma basis, assuming the companies had been combined since the beginning of 1997. The effect of the acquisitions not included in the pro forma data was not material to the Company's results of operations.

(In thousands except per share amounts)                                                              1997
-------------------------------------------------------------------------- ----------------- -------------

Revenues                                                                                          $462,166
Net Income                                                                                          36,427
Earnings per Share:
 Basic                                                                                                 .73
 Diluted                                                                                               .70

      The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisition of the Laboratory Products businesses and Hypersil been made at the beginning of 1997.

3.    Employee Benefit Plans

Stock-based Compensation Plans

Stock Option Plans
      The Company has stock-based compensation plans for its key employees, directors, and others. These plans permit the grant of a variety of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares, or performance-based shares. The option recipients and the terms of options granted under the plans are determined by the Board Committee. Generally, options granted are exercisable immediately, but are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally lapse ratably over a one- to ten-year period, depending on the term of the option, which generally ranges from three to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. To date, all options have been granted at fair market value. The Company also has a directors' stock option plan that provides for the grant of stock options to outside directors pursuant to a formula approved by the Company's shareholders. Options granted under this plan have the same general terms as options granted under the stock-based compensation plans described above, except that the restrictions and repurchase rights generally lapse ratably over a four-year period and the option term is five years. In addition to the Company's stock-based compensation plans, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Electron and Thermo Instrument. Participation in these plans is accounted for in accordance with APB No. 25.
      In November 1998, the Company's employees, excluding its officers and directors, were offered the opportunity to exchange previously granted options to purchase shares of Company common stock for an amount of options equal to half of the number of options previously held, exercisable at a price equal to the fair market value at the time of the exchange offer. Holders of options to acquire 643,000 shares at a weighted average exercise price of $16.24 per share elected to participate in this exchange and, as a result, received options to purchase 321,000 shares of Company common stock at $10.51 per share, which are included in the 1998 grants in the table below. The other terms of the new options are the same as the exchanged options except that the holders could not sell shares purchased pursuant to such new options for six months from the exchange date. The options exchanged were canceled by the Company.

      In February 1999, the Company awarded 7,400 shares of restricted Company common stock to certain key employees. The shares had an aggregate value of $77,000 and vest three years from the date of award, assuming continued employment, with certain exceptions. The Company has recorded the fair value of the restricted stock as deferred compensation in the accompanying balance sheet and is amortizing such amount over the vesting period.
      A summary of the Company's stock option activity is as follows:

                                                       1999                1998                 1997
                                               -------------------  ------------------  ------------------
                                                          Weighted            Weighted            Weighted
                                                           Average             Average             Average
                                                          Exercise            Exercise            Exercise
                                                             Price               Price               Price
                                                 Number              Number               Number
                                                     of                  of                   of
(Shares in thousands)                            Shares              Shares               Shares
---------------------------------------------- --------- ---------- -------- ---------- --------- ---------

Options Outstanding, Beginning of Year            2,950     $12.32     3,047    $14.21     2,330     $13.12
 Granted                                            351      11.51       970      9.83       873      16.90
 Exercised                                           (1)     11.32       (32)    13.00       (16)     13.30
 Forfeited                                         (168)     12.25      (392)    14.36      (140)     13.02
 Canceled due to exchange                             -          -      (643)    16.24         -          -
                                                  -----                -----              ------

Options Outstanding, End of Year                  3,132     $12.23     2,950    $12.32     3,047     $14.21
                                                  =====     ======     =====    ======    ======     ======

Options Exercisable                               3,132     $12.23     2,950    $12.32     3,047     $14.21
                                                  =====     ======     =====    ======    ======     ======

Options Available for Grant                       1,244                1,427                 862
                                                  =====                =====              ======

      A summary of the status of the Company's stock options at January 1, 2000, is as follows:

                                                              Options Outstanding and Exercisable
                                                      -----------------------------------------------------
Range of Exercise Prices                                    Number            Weighted            Weighted
                                                                of             Average             Average
                                                            Shares           Remaining            Exercise
                                                     (In thousands)   Contractual Life               Price
------------------------------------------------ ------------------ ------------------- -------------------

$  9.44 -  $11.38                                              948           4.2 years               $ 9.84
  11.39 -   13.33                                            1,865           7.3 years                12.90
  13.34 -   15.28                                               93           1.3 years                14.99
  15.29 -   17.23                                              226           5.7 years                16.59
                                                            ------

$  9.44 -  $17.23                                            3,132           6.1 years               $12.23
                                                            ======

Employee Stock Purchase Program
      Substantially all of the Company's full-time U.S. employees are eligible to participate in an employee stock purchase program sponsored by the Company and Thermo Electron. Prior to November 1, 1997, the program was sponsored by Thermo Instrument and Thermo Electron. Under this program, shares of the Company's and Thermo Electron's common stock may be purchased at 85% of the lower of the fair market value at the beginning or end of the period, and the shares purchased are subject to a one-year resale restriction. Prior to the 1998 program year, the applicable shares of common stock could be purchased at the end of a 12-month period at 95% of the fair market value

3.    Employee Benefit Plans (continued)

at the beginning of the period, and the shares purchased were subject to a six-month resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages. During 1999, the Company issued 18,700 shares of its common stock under this program.

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

(In thousands except per share amounts)                                         1999       1998      1997
-------------------------------------------------------------------------- ---------- ---------- ---------

Net Income:
 As reported                                                                 $45,749    $38,378    $41,805
 Pro forma                                                                    43,490     36,483     40,703
Basic Earnings per Share:
 As reported                                                                     .90        .75        .83
 Pro forma                                                                       .86        .71        .81
Diluted Earnings per Share:
 As reported                                                                     .87        .72        .80
 Pro forma                                                                       .83        .69        .78

      Pro forma compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.
      The weighted average fair value per share of options granted was $4.08, $2.78, and $5.75 in 1999, 1998, and 1997, respectively. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                                1999       1998      1997
-------------------------------------------------------------------------- ---------- ---------- ---------

Volatility                                                                       30%        29%       28%
Risk-free Interest Rate                                                         5.8%       4.4%      5.7%
Expected Life of Options                                                   4.5 years  3.6 years 4.7 years

      The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.


3.    Employee Benefit Plans (continued)

401(k) Savings Plans
      Substantially all of the Company's full-time U.S. employees are eligible to participate in 401(k) savings plans sponsored by the several of the Company's subsidiaries. Prior to 1998, one of the Company's subsidiaries participated in a 401(k) savings plan sponsored by Thermo Electron. Contributions to the 401(k) savings plans are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. For these plans, the Company contributed and charged to expense $1,456,000, $1,790,000, and $1,301,000 in 1999, 1998, and 1997, respectively.

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

(In thousands)                                                                1999        1998       1997
----------------------------------------------------------------------- ----------- ----------- ----------

Service Cost                                                              $    223    $    208    $    235
Interest Cost on Benefit Obligation                                            905       1,012         954
Expected Return on Plan Assets                                                (284)       (279)       (167)
Amortization of Unrecognized Gain                                              (23)        (50)        (67)
Amortization of Initial Unrecognized Obligation                                 41          43          44
                                                                          --------    --------    --------

                                                                          $    862    $    934    $    999
                                                                          ========    ========    ========




      The Company's defined benefit plan activity is as follows:

(In thousands)                                                                           1999       1998
---------------------------------------------------------------------------------- ----------- ----------

Change in Benefit Obligation:
 Benefit obligation, beginning of year                                               $ 15,198    $ 13,369
 Service cost                                                                             223         208
 Interest cost                                                                            905       1,012
 Benefits paid                                                                           (482)       (498)
 Actuarial loss                                                                           314          61
 Currency translation                                                                  (2,200)      1,046
                                                                                     --------    --------

 Benefit obligation, end of year                                                       13,958      15,198
                                                                                     --------    --------

Change in Plan Assets:
 Fair value of plan assets, beginning of year                                           5,714       4,969
 Company contributions                                                                    186         186
 Actual return on plan assets                                                             239         287
 Benefits paid                                                                           (120)       (120)
 Currency translation                                                                    (793)        392
                                                                                      -------    --------

 Fair value of plan assets, end of year                                                 5,226       5,714
                                                                                      -------    --------

Funded Status                                                                          (8,732)     (9,484)
Unrecognized Net Gain                                                                  (1,497)     (2,126)
Unrecognized Initial Obligation                                                           155         226
                                                                                     --------    --------

Accrued Benefit Costs                                                                $(10,074)   $(11,384)
                                                                                     ========    ========

      The weighted average actuarial assumptions used to determine the net periodic benefit costs were:

                                                                                1999       1998      1997
-------------------------------------------------------------------------- ---------- ---------- ---------

Discount Rate                                                                   6.5%       7.5%      7.5%
Rate of Increase in Salary Levels                                               3.0%       3.5%      3.5%
Expected Long-term Rate of Return on Plan Assets                                6.0%       6.0%      6.0%

Deferred Compensation Plan
      The Company's Italian subsidiary has an unfunded state mandated deferred compensation plan, the cost of which the Company accrues based on a fixed percentage of each employee's salary, adjusted for inflation. Benefits are paid at the time an employee leaves the employ of the Company. The Company's expense related to this plan was $263,000, $440,000, and $381,000 in 1999, 1998 and
1997, respectively. The Company's liability for this plan is included in accrued pension and other deferred items in the accompanying balance sheet.


4.    Income Taxes

      The components of income before provision for income taxes and extraordinary item are as follows:

(In thousands)                                                                     1999      1998    1997
------------------------------------------------------------------------------- -------- --------- -------

Domestic                                                                        $48,493  $ 42,495  $52,240
Foreign                                                                          28,396    23,168   20,781
                                                                                -------  --------  -------

                                                                                $76,889  $ 65,663  $73,021
                                                                                =======  ========  =======

      The components of the provision for income taxes are as follows:

(In thousands)                                                                     1999      1998    1997
------------------------------------------------------------------------------- -------- --------- -------

Currently Payable:
 Federal                                                                        $16,812  $ 14,564  $17,653
 State                                                                            3,669     2,446    3,640
 Foreign                                                                         12,084     9,672    9,434
                                                                                -------  --------  -------

                                                                                 32,565    26,682   30,727
                                                                                -------  --------  -------

Net Deferred (Prepaid):
 Federal                                                                         (1,165)      823      574
 State                                                                             (260)       73      122
 Foreign                                                                              -         -     (207)
                                                                                -------  --------  -------

                                                                                 (1,425)      896      489
                                                                                -------  --------  -------

                                                                                $31,140  $ 27,578  $31,216
                                                                                =======  ========  =======

      The provision for income taxes that is currently payable does not reflect
$927,000 and $1,099,000 of tax benefits used to reduce cost in excess of net assets of acquired companies in 1998 and 1997, respectively. In addition, the Company receives a tax deduction upon exercise of nonqualified stock options by employees for the difference between the exercise price and the market price of the underlying common stock on the date of exercise. The provision for income taxes that is currently payable does not reflect $101,000, $772,000, and $492,000 of such benefits that have been allocated to capital in excess of par value in 1999, 1998, and 1997, respectively.


4.    Income Taxes (continued)

      The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 35% to income before provision for income taxes and extraordinary item due to the following:

(In thousands)                                                                     1999      1998    1997
------------------------------------------------------------------------------- -------- --------- -------

Provision for Income Taxes at Statutory Rate                                    $26,911  $ 22,982  $25,557
Increases (Decreases) Resulting From:
 State income taxes, net of federal tax                                           2,216     1,637    2,445
 Foreign tax rate and tax law differential                                        1,613     1,563    1,954
 Nondeductible amortization of cost in excess of net assets of
   acquired companies                                                             1,932     1,815    1,715
 Tax benefit of foreign sales corporation                                        (1,283)     (805)    (984)
 Research and development tax credit claim from prior years                        (491)        -        -
 Other, net                                                                         242       386      529
                                                                                -------  --------  -------

                                                                                $31,140  $ 27,578  $31,216
                                                                                =======  ========  =======

      Deferred tax asset and deferred income taxes in the accompanying balance sheet consist of the following:

(In thousands)                                                                               1999    1998
---------------------------------------------------------------------------------------- --------- -------

Deferred Tax Asset:
 Foreign tax loss carryforwards                                                          $    343  $11,146
 Inventory basis difference                                                                 5,997    4,324
 Reserves and accruals                                                                      3,411    6,164
 Accrued compensation                                                                       2,775    2,517
                                                                                         --------  -------

                                                                                           12,526   24,151
 Less:  Valuation allowance                                                                   343   11,146
                                                                                         --------  -------

                                                                                         $ 12,183  $13,005
                                                                                         ========  =======
Deferred Income Taxes:
 Depreciation                                                                            $  5,774  $ 8,370
                                                                                         ========  =======

      The valuation allowance relates to uncertainty surrounding the realization of foreign net operating losses, which is dependent on the future income of certain foreign subsidiaries of the Company. The Company believes that it is more likely than not that these deferred tax assets will not be realized. As of January 1, 2000, the Company had $942,000 of foreign tax loss carryforwards, which expire from 2000 through 2005. The decrease in the valuation allowance in 1999 results from the utilization and expiration of acquired foreign net operating losses. Any tax benefit resulting from use of acquired loss carryforwards is recorded as a reduction of cost in excess of net assets of acquired companies.
      A provision has not been made for U.S. or additional foreign taxes on $80,960,000 of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the U.S. because the Company plans to keep these amounts permanently reinvested overseas.

5.    Short- and Long-term Obligations

Short-term Obligations
      Short-term obligations and current maturities of long-term obligations in the accompanying balance sheet includes $4,900,000 and $10,890,000 at year-end
1999 and 1998, respectively, of short-term bank borrowings and amounts borrowed under lines of credit at the Company's foreign subsidiaries. The weighted average interest rate for these borrowings was 0.95% and 2.18% at year-end 1999 and 1998, respectively. Unused lines of credit were $26,290,000 at year-end
1999.

Long-term Obligations

(In thousands except per share amounts)                                                    1999      1998
------------------------------------------------------------------------------------- ---------- ---------

5% Subordinated Convertible Debentures, Due August 2000, Convertible at                 $61,031    $67,931
 $16.50 per Share
10.23% Mortgage Loan Secured by Property With a Net Book Value of                         6,187      7,319
 $14,601, Payable in Monthly Installments With Final Payments in 2004
Other                                                                                        85        138
                                                                                        -------    -------

                                                                                         67,303     75,388
Less:  Current Maturities of Long-term Obligations                                       62,337      1,184
                                                                                        -------    -------

                                                                                        $ 4,966    $74,204
                                                                                        =======    =======

      The subordinated convertible debentures are guaranteed on a subordinated basis by Thermo Electron. Thermo Instrument has agreed to reimburse Thermo
Electron in the event Thermo Electron is required to make a payment under the guarantee.
      During 1999, the Company repurchased $6,900,000 principal amount of its 5% subordinated convertible debentures for $6,718,000 in cash, resulting in a nominal gain. During 1998, the Company repurchased $7,660,000 principal amount of its 5% subordinated convertible debentures for $7,125,000 in cash, resulting in an extraordinary gain of $293,000, net of taxes of $172,000. In addition, during 1998, $5,000,000 principal amount of the 5% subordinated convertible debentures were converted into common stock of the Company.
      The annual requirements of long-term obligations as of January 1, 2000, are $62,337,000 in 2000; $1,422,000 in 2001; $1,538,000 in 2002; $1,702,000 in
2003; $304,000 in 2004. Total future requirements of long-term obligations are $67,303,000.
      See Note 10 for the fair value information pertaining to the Company's long-term obligations.

6.    Commitments and Contingencies

Commitments
      The Company leases portions of its office and operating facilities under various operating lease arrangements. The accompanying statement of income includes expenses from operating leases of $5,358,000, $5,204,000, and $4,608,000 in 1999, 1998, and 1997, respectively. Future minimum payments due under noncancelable operating leases at January 1, 2000, are $3,151,000 in 2000;
$2,371,000 in 2001; $1,405,000 in 2002; $853,000 in 2003; $587,000 in 2004; and
$1,978,000 in 2005 and thereafter. Total future minimum lease payments are $10,345,000.

6.    Commitments and Contingencies (continued)

Contingencies
      On January 23, 1997, the Company's Finnigan Corporation subsidiary filed complaints against Bruker-Franzen Analytik GmbH and its U.S. affiliate, and Hewlett-Packard Company, for alleged violation of two U.S. patents owned by Finnigan. The patents pertain to methods used in ion-trap mass spectrometers.
The complaint was filed in the U.S. District Court for the District of Massachusetts. Finnigan has asked for damages to compensate for the infringement, and for injunctions against further infringement.
      The District Court action was stayed pending completion of a parallel investigation by the United States International Trade Commission (ITC). In
April 1998, the ITC determined that the defendants did not engage in unfair practices in U.S. import trade with respect to the Finnigan patents, and that the Finnigan patents are invalid and/or not infringed. Finnigan appealed the ITC's determination with respect to one of its patents to the United States
Court of Appeals for the Federal Circuit (CAFC). The CAFC issued its decision in June 1999 affirming the ITC's determination of noninfringement but reversing the ITC's determination of invalidity.
      Bruker presented counterclaims in the ITC investigation. The counterclaims were removed to the District Court in Massachusetts and also stayed. These claims allege that the Finnigan patents are invalid and unenforceable and are not infringed by the mass spectrometers manufactured by Bruker. They also allege that Finnigan has violated U.S. and Massachusetts antitrust laws and engaged in unfair competition by attempting to maintain a monopoly position and restrain trade through enforcement of allegedly fraudulently obtained patents. Bruker has asked for judgment consistent with its counterclaims, and for three times the antitrust damages (including attorneys' fees) it has sustained.
      The stays on both cases in the District Court in Massachusetts have been lifted and the cases are proceeding in the District Court.
      In February 1999, Finnigan filed complaints against Bruker-Franzen
Analytik GmbH and Hewlett-Packard GmbH, in District Court in Dusseldorf,
Germany, for violation of four German patents owned by Finnigan. The patents pertain to methods used in ion-trap mass spectrometers. Bruker and Hewlett-Packard have challenged the validity of these patents in Federal Patent
Court in Munich. Bruker has filed a complaint against Finnigan in District Court in Dusseldorf for alleged violation of two German patents owned by Bruker.
      There can be no assurance as to the outcome of these matters or that an unfavorable resolution would not have a material adverse effect on the Company's future results of operations and financial position.

7.    Related-party Transactions

Corporate Services Agreement
      The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company pays Thermo Electron annually an amount equal to 0.8% of the Company's revenues. The Company paid an amount equal to 0.8% and 1.0% of the Company's revenues in 1998 and 1997, respectively. For these services, the Company was charged $3,455,000, $3,469,000, and $4,389,000 in 1999, 1998, and
1997, respectively. The fee is reviewed and adjusted annually by mutual agreement of the parties. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo
Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. For additional items, such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.



7.    Related-party Transactions (continued)

Other Related-party Transactions
      The Company purchases and sells products in the ordinary course of business with other companies affiliated with Thermo Instrument. Purchases of products from such affiliated companies totaled $9,554,000, $10,256,000, and $23,791,000 in 1999, 1998, and 1997, respectively. Sales of products to such affiliated companies totaled $2,951,000, $5,521,000, and $7,090,000 in 1999,
1998, and 1997, respectively.

Cash Management
      The Company invests excess cash in arrangements with Thermo Electron as discussed in Note 1.

8.    Common Stock

Sale of Common Stock
      In March 1997, the Company sold 1,768,500 shares of its common stock at $15.00 per share for net proceeds of $24,836,000.

Reserved Shares
      At January 1, 2000, the Company had reserved 8,223,347 unissued shares of its common stock for possible issuance under stock-based compensation plans and for issuance upon possible conversion of the Company's subordinated convertible debentures.

9.     Restructuring Costs

      During 1998, the Company recorded restructuring costs of $4,600,000. The restructuring costs, which were accounted for in accordance with EITF 94-3, consisted of $3,660,000 related to severance costs for approximately 85 employees across all functions and an asset write-down of $940,000 related to the closure and anticipated sale of a facility. During 1999 and 1998, the Company terminated 36 employees and 49 employees, respectively. In addition, during 1999 the Company settled certain severance matters for less than what had been accrued and, as a result, reversed $326,000 of previously recorded restructuring costs. Accrued restructuring costs are included in other accrued expenses in the accompanying balance sheet. The Company recorded charges for its restructuring plan as follows:

                                                                  Analytical     Scientific
                                                                 Instruments      Equipment
(In thousands)                                                       Segment        Segment         Total
------------------------------------------------- ------------ -------------- -------------- -------------

Balance at January 3, 1998                                          $      -       $      -       $      -
 Costs incurred in 1998 (a)                                            3,630             30          3,660
 Usage                                                                (1,980)           (30)        (2,010)
 Currency translation                                                    (16)             -            (16)
                                                                    --------       --------       --------

Balance at January 2, 1999                                             1,634              -          1,634
 Reversal of reserve                                                    (326)             -           (326)
 Usage                                                                (1,063)             -         (1,063)
 Currency translation                                                   (178)             -           (178)
                                                                    --------       --------       --------

Balance at January 1, 2000                                          $     67       $      -       $     67
                                                                    ========       ========       ========

(a) Excludes noncash asset write-down of $940,000 in the Analytical Instruments segment.


10.   Fair Value of Financial Instruments

      The Company's financial instruments consist primarily of cash and cash equivalents, advance to affiliate, accounts receivable, short-term obligations and current maturities of long-term obligations, accounts payable, due to parent company and affiliated companies, long-term obligations, and forward foreign exchange contracts. The carrying amounts of these financial instruments, with the exception of current maturity of subordinated convertible debentures, long-term obligations, and forward exchange contracts, approximate fair value due to their short-term nature.
      The carrying amount and fair value of the Company's current maturity of subordinated convertible debentures, long-term obligations, and off-balance-sheet financial instruments are as follows:

                                                                        1999                   1998
                                                               ---------------------  ---------------------
                                                                Carrying        Fair   Carrying       Fair
(In thousands)                                                    Amount       Value     Amount      Value
-------------------------------------------------------------- ---------- ----------- ---------- ----------

Current Maturity of Subordinated Convertible                     $61,031    $ 59,115    $     -    $     -
                                                                 =======    ========    =======    =======
Debentures

Long-term Obligations:
 Subordinated convertible debentures                             $     -    $      -    $67,931    $67,340
 Other                                                             4,966       6,553      6,273      8,749
                                                                 -------    --------    -------    -------

                                                                 $ 4,966    $  6,553    $74,204    $76,089
                                                                 =======    ========    =======    =======

Off-balance-sheet Financial Instruments:
 Forward exchange contracts payable                                         $      3               $    19

      The fair value of long-term obligations was determined based on quoted market prices and on borrowing rates available to the Company at the respective year-ends.
      The notional amounts of forward exchange contracts totaled $60,000 and $752,000 at year-end 1999 and 1998, respectively. The fair value of such contracts is the estimated amount that the Company would pay or receive upon termination of the contract, taking into account the change in foreign exchange rates.

11.   Business Segment and Geographical Information

      The Company organizes and manages its businesses by individual functional operating entity. The Company's businesses are reported in two segments:
Analytical Instruments and Scientific Equipment. In classifying operational entities into a particular segment, the Company aggregates businesses with similar economic characteristics, products and services, production processes, customers, and methods of distribution.
      Businesses within the Analytical Instruments segment develop, manufacture, sell, and service mass spectrometers, liquid chromatographs, gas chromatographs, and multi-instrument combinations of these products, which are used in the quantitative and qualitative analysis of chemical compounds at ultratrace levels of detection, as well as advanced software for use with these instruments and consumables for the chromatography industry. Businesses included in the Scientific Equipment segment, acquired from Thermo Instrument effective March
12, 1997 (Note 2), develop, manufacture, sell, and service scientific equipment for the preparation and preservation of chemical samples.

(In thousands)                                                                   1999       1998     1997
--------------------------------------------------------------------------- ---------- ---------- ---------

Business Segment Information
Revenues:
 Analytical Instruments                                                     $ 296,675  $ 300,820  $315,668
 Scientific Equipment                                                         135,152    132,864   123,195
                                                                            ---------  ---------  --------

                                                                            $ 431,827  $ 433,684  $438,863
                                                                            =========  =========  ========

Income Before Provision for Income Taxes and Extraordinary Item:
 Analytical Instruments (a)                                                 $  54,726  $  46,110  $ 59,680
 Scientific Equipment (b)                                                      25,238     25,376    19,511
 Corporate (c)                                                                 (5,246)    (5,393)   (6,210)
                                                                            ---------  ---------  --------

 Total operating income                                                        74,718     66,093    72,981
 Interest income (expense), net                                                 2,171       (430)       40
                                                                            ---------  ---------  --------

                                                                            $  76,889  $  65,663  $ 73,021
                                                                            =========  =========  ========

Total Assets:
 Analytical Instruments                                                     $ 366,642  $ 368,167  $342,796
 Scientific Equipment                                                         161,740    165,427   174,514
 Corporate (d)                                                                124,441    109,648    78,316
                                                                            ---------  ---------  --------

                                                                            $ 652,823  $ 643,242  $595,626
                                                                            =========  =========  ========

Depreciation and Amortization:
 Analytical Instruments                                                     $   9,522  $   9,937  $ 10,374
 Scientific Equipment                                                           5,622      5,559     4,433
                                                                            ---------  ---------  --------

                                                                            $  15,144  $  15,496  $ 14,807
                                                                            =========  =========  ========

Capital Expenditures:
 Analytical Instruments                                                     $   3,847  $   4,691  $  4,771
 Scientific Equipment                                                           1,803      2,385     1,490
                                                                            ---------  ---------  --------

                                                                            $   5,650  $   7,076  $  6,261
                                                                            =========  =========  ========



11.   Business Segment and Geographical Information (continued)

(In thousands)                                                                 1999        1998       1997
------------------------------------------------------------------------- ---------- ----------- ---------

Geographical Information
Revenues (e):
 United States                                                            $ 286,265  $  285,110  $ 289,836
 Germany                                                                     56,636      60,980     64,116
 England                                                                     57,249      56,425     60,609
 Other                                                                      129,659     121,247    122,535
 Transfers among geographical areas (f)                                     (97,982)    (90,078)   (98,233)
                                                                          ---------  ----------  ---------

                                                                          $ 431,827  $  433,684  $ 438,863
                                                                          =========  ==========  =========

Long-lived Assets (g):
 United States                                                            $  42,952  $   45,296  $  49,063
 Italy                                                                        5,959       6,780      6,519
 Other                                                                       10,345      11,387     11,269
                                                                          ---------  ----------  ---------

                                                                          $  59,256  $   63,463  $  66,851
                                                                          =========  ==========  =========

Export Revenues Included in United States Revenues Above (h)              $  93,866  $   93,512  $ 108,764
                                                                          =========  ==========  =========

(a) Reflects the reversal of previously recorded restructuring costs of $0.3 million in 1999 and restructuring costs of $4.6 million in 1998.
(b) Reflects restructuring costs of $30,000 in 1998.
(c) Primarily general and administrative expenses.
(d) Primarily cash, cash equivalents, and advance to affiliate.
(e) Revenues are attributed to countries based on selling location.
(f) Transfers among geographical areas are accounted for at prices that are representative of transactions with unaffiliated parties.
(g) Includes property, plant, and equipment, net, and other long-term tangible assets.
(h) In general, export revenues are denominated in U.S. dollars.


12.   Earnings per Share

      Basic and diluted earnings per share were calculated as follows:

(In thousands except per share amounts)                                        1999       1998       1997
------------------------------------------------------------------------- ---------- ----------- ---------

Basic
Net Income                                                                   $45,749    $38,378    $41,805
                                                                             -------    -------    -------

Weighted Average Shares                                                       50,633     51,270     50,120
                                                                             -------    -------    -------

Basic Earnings per Share                                                     $   .90    $   .75    $   .83
                                                                             =======    =======    =======

Diluted
Net Income                                                                   $45,749    $38,378    $41,805
Effect of Convertible Obligations                                              1,942      2,248      2,691
                                                                             -------    -------    -------

Income Available to Common Shareholders, as Adjusted                         $47,691    $40,626    $44,496
                                                                             -------    -------    -------

Weighted Average Shares                                                       50,633     51,270     50,120
Effect of:
 Convertible obligations                                                       3,990      4,619      5,529
 Stock options                                                                    72        152        242
                                                                             -------    -------    -------

Weighted Average Shares, as Adjusted                                          54,695     56,041     55,891
                                                                             -------    -------    -------

Diluted Earnings per Share                                                   $   .87    $   .72    $   .80
                                                                             =======    =======    =======

      Options to purchase 2,196,000, 1,640,000, and 37,000 shares of common stock were not included in the computation of diluted earnings per share for 1999, 1998, and 1997, respectively, because their effect would have been antidilutive due to the options' exercise prices exceeding the average market price for the common stock.
      An extraordinary gain recorded by the Company increased basic earnings per share by $.01 in 1998 (Note 5).

13.   Unaudited Quarterly Information

(In thousands except per share amounts)

1999                                                                  First     Second  Third (a)    Fourth
---------------------------------------------------------------- ----------- ---------- ---------- ---------

Revenues                                                          $105,619    $107,853   $107,930   $110,425
Gross Profit                                                        50,708      51,465     50,213     53,056
Net Income                                                          10,821      10,228     11,299     13,401
Earnings per Share:
 Basic                                                                 .21         .20        .22        .27
 Diluted                                                               .21         .20        .22        .26

1998                                                                  First     Second  Third (b)  Fourth (c)
---------------------------------------------------------------- ----------- ---------- ---------- ---------

Revenues                                                          $108,118    $ 98,123   $105,003   $122,440
Gross Profit                                                        52,745      48,079     49,203     58,300
Income Before Extraordinary Item                                    11,310       8,581      6,494     11,700
Net Income                                                          11,310       8,581      6,494     11,993
Earnings per Share:
 Basic                                                                 .22         .17        .13        .23
 Diluted                                                               .21         .16        .13        .23

(a) Reflects the reversal of previously established restructuring reserves of $0.3 million.
(b) Reflects restructuring costs of $4.6 million.
(c)Reflects an extraordinary gain of $0.3 million, net of taxes.

14.   Subsequent Event

      On January 31, 2000, the Company announced that its parent company, Thermo
Instrument, will acquire the publicly held shares of the Company for $17.00 per share in cash. This action is part of a major reorganization plan under which Thermo Electron will spin in, spin off, and sell various businesses to focus solely on its core measurement and detection instruments business. Thermo
Instrument currently owns approximately 90.3% of the outstanding shares of the Company's common stock. Because Thermo Instrument's ownership is more than 90%, it expects to acquire the minority interest through a "short-form" merger in Delaware. The proposed short-form merger of the Company will require Securities and Exchange Commission clearance of necessary filings; it will not require approval by the Company's Board of Directors or shareholders. Immediately upon completion of the proposed short-form merger, the Company's 5% subordinated convertible debentures due August 15, 2000, will become convertible into the same consideration that the minority holders of the Company's common stock receive in the merger, or $17.00 per share in cash. Holders of the debentures will therefore have the right, immediately upon completion of the merger, to convert their debentures at the existing conversion price ($16.50 per share) into $17.00 per share in cash, instead of into the actual shares of the Company's common stock that they would have received if they converted prior to the proposed merger. The Company does not intend to call the debentures prior to the merger.
      On March 6, 2000, Thermo Instrument filed with the Securities and Exchange
Commission the materials necessary to take the Company private through a short-form merger. Thermo Instrument expects to complete this transaction by the end of the second quarter of 2000.


ThermoQuest Corporation                                                         1999 Financial Statements

                    Report of Independent Public Accountants

To the Shareholders and Board of Directors of ThermoQuest Corporation:

      We have audited the accompanying consolidated balance sheet of ThermoQuest
Corporation (a Delaware corporation and 90%-owned subsidiary of Thermo
Instrument Systems Inc.) and subsidiaries as of January 1, 2000, and January 2,
1999, and the related consolidated statements of income, cash flows, and comprehensive income and shareholders' investment for each of the three years in the period ended January 1, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ThermoQuest
Corporation and subsidiaries as of January 1, 2000, and January 2, 1999, and the results of their operations and their cash flows for each of the three years in the period ended January 1, 2000, in conformity with generally accepted accounting principles.



                                             Arthur Andersen LLP



Boston, Massachusetts
February 15, 2000 (except with respect to the matter discussed in Note 14, as to which the date is March 6, 2000)



ThermoQuest Corporation                                                         1999 Financial Statements

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

Overview

      The Company's businesses are reported in two segments: Analytical
Instruments and Scientific Equipment. Businesses within the Analytical
Instruments segment develop, manufacture, sell, and service mass spectrometers, liquid chromatographs, gas chromatographs, and multi-instrument combinations of these products, which are used in the quantitative and qualitative analysis of chemical compounds at ultratrace levels of detection. Businesses within this segment also supply a range of advanced software for use with these instruments, as well as consumables for the chromatography industry.
      Businesses included in the Scientific Equipment segment develop, manufacture, sell, and service scientific equipment for the preparation and preservation of chemical samples. The Company's products are used primarily by pharmaceutical companies for drug research, testing, and quality control; by biotechnology researchers to study proteins and other biological samples to gain knowledge about diseases and possible treatments; by environmental laboratories for testing water, air, and soil samples for compliance with environmental regulations; by chemical companies for research and quality control; by manufacturers for testing in certain industrial applications, such as the manufacture of silicon chips, and for quality control; by food and beverage companies for quality control and to test for product contamination; and in forensic applications.
      The Company sells its products worldwide. Although the Company seeks to charge its customers in the same currency as its operating costs, the Company's financial performance and competitive position can be affected by currency exchange rate fluctuations. Where appropriate, the Company uses forward contracts to reduce its exposure to currency fluctuations.

Results of Operations

1999 Compared With 1998
      Revenues decreased to $431.8 million in 1999 from $433.7 million in 1998.
Revenues from the Analytical Instruments segment decreased $4.1 million to $296.7 million in 1999. The decrease resulted primarily from a $5.8 million decline in revenues in Asia, principally due to lower shipments to Japan in the fourth quarter of 1999, compared with the fourth quarter of 1998. In addition, revenues in this segment decreased $3.2 million due to lower demand for the Company's Fourier-transform mass spectrometers and $4.3 million due to the unfavorable effects of currency translation as a result of the weakening of the U.S. dollar relative to foreign currencies in countries in which the Company operates. These decreases were offset in part by increased sales of other mass spectrometers in North America and Europe and the inclusion of $1.1 million of revenues from an acquisition in the third quarter of 1999. Revenues from the Scientific Equipment segment increased to $135.2 million in 1999 from $132.9 million in 1998, primarily due to an increase in revenues from customers in the U.S. in this segment's Forma Scientific product line. The unfavorable effects of currency translation decreased revenues in the Scientific Equipment segment by $0.6 million.
      The gross profit margin remained unchanged at 48% in 1999 and 1998.
      Selling, general, and administrative expenses as a percentage of revenues was 24% in 1999 and 25% in 1998. Selling, general, and administrative expenses decreased to $103.6 million in 1999 from $107.4 million in 1998,


1999 Compared With 1998 (continued)
primarily due to higher costs in the Analytical Instruments segment in the fourth quarter of 1998 as a result of increased commissioned sales through dealers.
      Research and development expenses decreased to $29.0 million in 1999 from $31.5 million in 1998, primarily due to lower spending in the Analytical
Instruments segment as a result of the completed development of certain new products.
      In 1999, the Company reversed $0.3 million of previously recorded restructuring costs that were not required (Note 9). In 1998, the Company recorded restructuring costs of $4.6 million related to severance costs for approximately 85 employees and the closure of a facility.
      In 1999 and 1998, the Company's Analytical Instruments segment recorded gains of $1.6 million and $1.3 million, respectively, primarily relating to the sale of real estate in California.
      Interest income increased to $7.2 million in 1999 from $6.2 million in 1998, primarily due to higher invested balances. Interest expense decreased to $5.1 million in 1999 from $6.6 million in 1998, primarily due to the repurchases of a portion of the Company's 5% subordinated convertible debentures.
      The effective tax rate was 40% in 1999, compared with 42% in 1998. The effective tax rate exceeded the statutory federal income tax rate in both periods primarily due to the effect of state income taxes, foreign tax rate and tax law differentials, and nondeductible amortization of cost in excess of net assets of acquired companies. The effective tax rate decreased in 1999 due in part to the favorable resolution of a Company claim for prior-year research and development tax credits.
      During 1998, the Company recorded an extraordinary gain, net of tax, of $0.3 million related to the early extinguishment of debt (Note 5).
      The Company is involved in patent infringement proceedings relating to its ion-trap mass spectrometers (Note 6).

1998 Compared With 1997
      Revenues decreased to $433.7 million in 1998 from $438.9 million in 1997.
Revenues from the Analytical Instruments segment decreased $14.8 million to $300.8 million in 1998. This decrease resulted primarily from a $7.8 million decline in revenues from customers in Asia due to the unstable economic conditions there, heightened competition in two of its product lines, and a decrease in revenues of $3.9 million due to the strengthening in value of the U.S. dollar relative to foreign currencies in countries in which the Company operates. The acquisition of Hypersil from Thermo Instrument Systems Inc., effective March 12, 1997, added revenues of $1.2 million in 1998. Revenues from the Scientific Equipment segment increased $9.7 million to $132.9 million in 1998 from $123.2 million in 1997, primarily due to the inclusion for the full period of 1998 of the businesses that comprise this segment. These businesses were formerly part of the Laboratory Products Group of Life Sciences
International PLC and were acquired from Thermo Instrument, effective March 12,
1997. The acquisition of these businesses added revenues of $22.2 million in 1998. This increase was offset in part by a change in distribution channels of an affiliated company, which began selling its products directly to third parties and is no longer using the Company's sales offices. Such sales had low margins due to the Company's sole role as distributor. To a lesser extent, the increase in Scientific Equipment segment revenues was offset by a $2.0 million decline in revenues from customers in Asia due to the unstable economic conditions there.
      The gross profit margin remained unchanged at 48% in 1998 and 1997. The gross profit margin for the Analytical Instruments segment decreased slightly in 1998, primarily due to heightened competition in two of its product lines. The gross profit margin for the Scientific Equipment segment increased in 1998, primarily due to improved manufacturing efficiencies and, to a lesser extent, the inclusion in 1997 of an adjustment to expense of $1.0 million relating to the sale of inventories revalued on the date the Laboratory Products businesses were acquired.


1998 Compared With 1997 (continued)
      Selling, general, and administrative expenses as a percentage of revenues remained unchanged at 25% in 1998 and 1997. Selling, general, and administrative expenses decreased slightly to $107.4 million in 1998 from $107.8 million in 1997, primarily due to the implementation of cost-control measures in the Analytical Instruments segment, offset in part by the inclusion of expenses from the Scientific Equipment segment for the full period in 1998.
      Research and development expenses increased to $31.5 million in 1998 from $28.2 million in 1997, primarily due to higher spending within the Analytical
Instruments segment and the inclusion of expenses from the Scientific Equipment segment for the full period in 1998.
      In the third quarter of 1998, the Company recorded restructuring costs of $4.6 million related to severance costs for approximately 85 employees and the closure of a facility (Note 9).
      In 1998, the Company recorded gains of $1.3 million, primarily relating to the sale of real estate in California and two sales and services office buildings in England.
      Interest income decreased to $6.2 million in 1998 from $10.1 million in 1997, primarily due to a reduction in cash as a result of the acquisition of the Laboratory Products businesses and Hypersil from Thermo Instrument in September
1997 (Note 2). Interest expense decreased to $6.6 million in 1998 from $10.1 million in 1997, primarily due to the repayment to Thermo Instrument in September 1997 of debt assumed in connection with the acquisition of the Laboratory Products businesses (Note 2) and, to a lesser extent, the conversion of a portion of the Company's 5% subordinated convertible debentures into common stock of the Company.
      The effective tax rate was 42% in 1998 and 43% in 1997. The effective tax rate exceeded the statutory federal income tax rate in both periods primarily due to the effect of state income taxes, foreign tax rate and tax law differentials, and nondeductible amortization of cost in excess of net assets of acquired companies.
      During 1998, the Company recorded an extraordinary gain, net of tax, of $0.3 million related to the early extinguishment of debt (Note 5).

Liquidity and Capital Resources

      Consolidated working capital was $170.7 million at January 1, 2000, compared with $200.0 million at January 2, 1999. Included in working capital are cash and cash equivalents of $33.6 million at January 1, 2000, compared with $132.4 million at January 2, 1999. In addition, as of January 1, 2000, the
Company had $124.7 million invested in an advance to affiliate. Prior to the use of new cash management arrangements between the Company and Thermo Electron
Corporation, which became effective in June 1999, such amounts were included in cash and cash equivalents. At January 1, 2000, $30.0 million of the Company's cash and cash equivalents was held by its foreign subsidiaries. While this cash can be used outside of the United States, including for acquisitions, repatriation of this cash into the United States would be subject to foreign withholding taxes and could also be subject to a U.S. tax. Also reflected in working capital is $61.0 million principal amount of 5% subordinated convertible debentures due August 2000.
      Cash provided by operating activities was $55.2 million in 1999. An increase in accounts receivable used cash of $9.5 million, primarily due to the majority of fourth quarter shipments by one of the Company's factories being made in December 1999 as a result of delays caused by the implementation of a new management information system. An increase in other current liabilities provided cash of $4.6 million, primarily due to an increase in deferred revenue and accrued income taxes, offset in part by a reduction in customer deposits.
      During 1999, the Company's primary investing activities, excluding advance to affiliate activity, included an acquisition and the purchase of property, plant, and equipment. The Company expended $2.4 million for an acquisition and $5.7 million for purchases of property, plant, and equipment. In addition, the Company received $1.7 million in proceeds from the sale of property, plant, and equipment, primarily relating to the sale of real estate in California. During
2000, the Company plans to make capital expenditures of approximately $7.5 million.

Liquidity and Capital Resources (continued)

      The Company's financing activities used $21.2 million of cash in 1999. The
Company used $13.6 million of cash to purchase Company securities pursuant to authorizations by the Company's Board of Directors. The Company does not expect to expend any additional amounts on purchases of its securities as a result of Thermo Instrument's plan to purchase the publicly held shares of the Company
(Note 14). During 1999, the Company used $7.5 million of cash for the repayment of short- and long-term obligations.
      In January 2000, the Company acquired H.D. Technologies Limited of
Manchester, United Kingdom, for approximately $4.8 million. H.D. Technologies develops mass spectrometry products, particularly those employing time-of-flight and novel ion-trap technologies.
      The Company has an underfunded defined benefit pension plan covering employees of its manufacturing subsidiary in Bremen, Germany. The Company's policy is to fund the plan at a level within the range required by applicable regulations. As of January 1, 2000, the accrued benefit costs for this plan were $10.1 million (Note 3). In addition, as of January 1, 2000, the Company has a deferred compensation plan with an unfunded liability of $2.9 million (Note 3).
As of January 1, 2000, the Company's foreign subsidiaries had available short-term credit facilities of $26.3 million.
      Although the Company expects to have positive cash flow from its existing operations, the Company anticipates it will require significant amounts of cash for any acquisition of complementary businesses. The Company expects that it will finance acquisitions through a combination of internal funds, and/or short-term borrowings from Thermo Instrument or Thermo Electron, although there is no agreement with these companies to ensure that funds will be available on acceptable terms or at all. The Company believes that its existing resources are sufficient to meet the capital requirements of its existing businesses for the foreseeable future.

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

Foreign Currency Exchange Rates
      The Company generally views its investment in its foreign subsidiaries with a functional currency other than the Company's reporting currency as long-term. The Company's investment in foreign subsidiaries is sensitive to fluctuations in foreign currency exchange rates. The functional currencies of the Company's foreign subsidiaries are principally denominated in British pounds sterling, German marks, Japanese yen, Italian lira, and French francs. The effect of a change in foreign exchange rates on the Company's net investment in its foreign subsidiaries is reflected in the "Accumulated other comprehensive items" component of shareholders' investment. A 10% depreciation in year-end
1999 and 1998 functional currencies, relative to the U.S. dollar, would result in a reduction of the Company's shareholders' investment of $13.8 million and $13.1 million, respectively.


Market Risk (continued)

Interest Rates
      The Company's long-term obligations are sensitive to changes in interest rates. Interest rate changes would result in a change in the fair value of these financial instruments due to the difference between the market interest rate and the rate at the date of issuance of the financial instruments. A 10% decrease in year-end 1999 and 1998 market interest rates would result in a negative impact of $1.6 million and $4.0 million, respectively, on the fair value of the Company's long-term obligations.
      The Company's cash, cash equivalents, advance to affiliate and notes payable are sensitive to changes in interest rates. Interest rate changes would result in a change in interest income and interest expense due to the difference between the current interest rates on cash, cash equivalents, advance to affiliate and notes payable and the variable rate that these financial instruments may adjust to in the future. A 10% decrease in year-end 1999 and 1998 interest rates would result in a negative impact of $0.6 million and $0.4 million, respectively, on the Company's net income.

Equity Prices
      The Company's subordinated convertible debentures are sensitive to fluctuations in the price of Company common stock into which the debentures are convertible. Changes in equity prices would result in changes in the fair value of the Company's subordinated convertible debentures due to the difference between the current market price and the market price at the date of issuance of the debentures. A 10% increase in the year-end 1999 and 1998 market equity prices would result in a negative impact of $1.3 million and $3.7 million, respectively, on the fair value of the Company's subordinated convertible debentures.

Year 2000

      As of the date of this report, the Company has completed its year 2000 initiatives, which included: (i) testing and upgrading significant information technology systems and facilities; (ii) testing and developing upgrades, where necessary, for the Company's current products and certain discontinued products;
(iii) assessing the year 2000 readiness of its key suppliers, vendors, and customers; and (iv) developing contingency plans.
      As a result of completing these initiatives, the Company believes that all of its material information technology systems and critical non-information technology systems are year 2000 compliant. The Company believes that all of the material products that it currently manufactures and sells are year 2000 compliant or are not date sensitive. In addition, the Company is not aware of any significant supplier or vendor that has experienced material disruption due to year 2000 issues. The Company has also developed a contingency plan to allow its primary business operations to continue despite disruptions due to year 2000 problems, if any, that might yet arise in the future. The costs incurred to date by the Company in connection with the year 2000 issue have not been material.
      While the Company to date has been successful in minimizing negative consequences arising from year 2000 issues, there can be no assurance that in the future the Company's business operations or financial condition may not be impacted by year 2000 problems, such as increased warranty claims, vendor and supplier disruptions, or litigation relating to year 2000 issues.


ThermoQuest Corporation                                                         1999 Financial Statements

                           Forward-looking Statements

      In connection with the "safe harbor" provisions of the Private Securities
Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in 2000 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company.

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

      Risks Associated With Intellectual Property. The Company holds many patents relating to various aspects of its products, including significant patents relating to ion-trap mass spectrometers, discussed below. In addition, the Company believes that proprietary technical know-how is critical to many of its products. Proprietary rights relating to the Company's products are protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are maintained in confidence as trade secrets. There can be no assurance that any patents now or hereafter owned by the Company will afford protection against competitors and, in the absence of patent protection, the Company may be vulnerable to competitors who attempt to copy the Company's products or gain access to its trade secrets and know-how.
There can be no assurance that patents will issue from any future patent applications filed by the Company or licensed by the Company. Proceedings initiated by the Company to protect its proprietary rights could result in substantial costs to the Company. There can be no assurance that competitors of the Company will not initiate litigation challenging the validity of the Company's patents or alleging the Company is infringing the competitors' patents, or that they will not use their resources to design comparable products that do not infringe the Company's patents. There may also be pending or issued patents of which the Company is not aware held by parties not affiliated with the Company that relate to the Company's products or technologies. The Company may need to acquire licenses to, or contest the validity of, any such patents.
It is likely that significant funds would be required to contest the validity of any such patents. There can be no assurance that any license that may be required under any such patent would be made available on acceptable terms or that the Company would prevail in any such contest. If the outcome of any such litigation or dispute is unfavorable to the Company, the Company's business and results of operations could be materially adversely affected.
      The Company's Finnigan subsidiary has filed complaints against Bruker-Franzen Analytik GmbH and its U.S. affiliate, and Hewlett-Packard
Company, for alleged violation of two U.S. patents owned by Finnigan. The patents pertain to methods used in ion-trap mass spectrometers.
      The complaint was filed in the U.S. District Court for the District of Massachusetts. Finnigan has asked for damages to compensate for the infringements, and for injunctions against further infringement.
      The District Court action was stayed pending completion of a parallel investigation by the United States International Trade Commission (ITC). In
April 1998, the ITC determined that the defendants did not engage in unfair practices in U.S. import trade with respect to the Finnigan patents, and that the Finnigan patents are invalid and/or not infringed. Finnigan appealed the ITC's determination with respect to one of its patents to the United States
Court of Appeals for the Federal Circuit (CAFC). The CAFC issued its decision in June 1999 affirming the ITC's determination of noninfringement but reversing the ITC's determination of invalidity.



      Bruker presented counterclaims in the ITC investigation. The counterclaims were removed to the District Court in Massachusetts and also stayed. These claims allege that the Finnigan patents are invalid and unenforceable and are not infringed by the mass spectrometers manufactured by Bruker. They also allege that Finnigan has violated U.S. and Massachusetts antitrust laws and engaged in unfair competition by attempting to maintain a monopoly position and restrain trade through enforcement of allegedly fraudulently obtained patents. Bruker has asked for judgment consistent with its counterclaims, and for three times the antitrust damages (including attorneys' fees) it has sustained.
      The stays on both cases in the District Court in Massachusetts have been lifted and the cases are proceeding in the District Court.
      In February 1999, Finnigan filed complaints against Bruker-Franzen
Analytik GmbH and Hewlett-Packard GmbH, in District Court in Dusseldorf,
Germany, for violation of four German patents owned by Finnigan. The patents pertain to methods used in ion-trap mass spectrometers. Bruker and Hewlett-Packard have challenged the validity of these patents in Federal Patent
Court in Munich. Bruker has filed a complaint against Finnigan in District Court in Dusseldorf for alleged violation of two German patents owned by Bruker.
      There can be no assurance as to the outcome of these matters or that an unfavorable resolution would not have a material adverse effect on the Company's future results of operations and financial position.
      In addition, the Company relies on trade secrets and confidentiality agreements with its collaborators, employees, and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or be independently developed by competitors.

      Risks Associated With Acquisition Strategy. The Company's growth strategy is to supplement its internal growth with the acquisition of businesses and technologies that complement or augment the Company's existing product lines.
The Company has acquired certain portions of several businesses that have been acquired by Thermo Instrument, the Company's parent, and may acquire additional businesses from Thermo Instrument or other third parties in the future. Certain of the businesses acquired have had low levels of profitability and businesses that the Company may seek to acquire in the future may also be marginally profitable or unprofitable. In order for any acquired businesses to achieve the level of profitability desired by the Company, the Company must successfully reduce expenses and improve operations. No assurance can be given that the Company will be successful in this regard. In addition, promising acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory approvals, including antitrust approvals. There can be no assurance that the Company will be able to complete pending or future acquisitions. In order to finance any such acquisitions, it may be necessary for the Company to raise additional funds. Any financing, if available at all, may be on terms which are not favorable to the Company.

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

      Possible Adverse Impact of Significant International Operations.
International sales accounted for approximately 56% of the Company's revenues in 1999, and the Company expects that international sales will continue to account for a significant portion of the Company's revenues in the future. Sales to customers in foreign countries are subject to a number of risks, including the following: agreements may be difficult to enforce, and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; and foreign countries could impose withholding taxes or otherwise tax the Company's foreign income, impose tariffs, embargoes or exchange controls, or adopt other restrictions on foreign trade. Additionally, the U.S. dollar value of the Company's net sales varies with currency exchange rate fluctuations. Significant increases in the value of the U.S. dollar relative to certain foreign currencies could have a material adverse effect on the Company's competitive position and results of operations.

      Risks Associated with Cash Management Arrangement with Thermo Electron.
The Company participates in a cash management arrangement with Thermo Electron.
Under this cash management arrangement, the Company lends its excess cash to Thermo Electron on an unsecured basis. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice. Thermo Electron is contractually required to maintain cash, cash equivalents and/or immediately available bank lines of credit equal to at least
50% of all funds invested under the cash management arrangement by all Thermo
Electron subsidiaries other than wholly owned subsidiaries. The funds are held on an unsecured basis and therefore are subject to the credit risk of Thermo
Electron. The Company's ability to receive its cash upon notice of withdrawal could be adversely affected if participants in the cash management arrangement demand withdrawal of their funds in an aggregate amount in excess of the 50% reserve required to be maintained by Thermo Electron. In the event of a bankruptcy of Thermo Electron, the Company would be treated as an unsecured creditor and its right to receive funds from the bankruptcy estate would be subordinated to secured creditors and would be treated on a pari passu basis with all other unsecured creditors. Further, all cash withdrawn by the Company from the cash management arrangement within one year before the bankruptcy would be subject to rescission. The inability of Thermo Electron to return the Company's cash on a timely basis or at all could have a material adverse effect on the Company's results of operations and financial position.

ThermoQuest Corporation                                                         1999 Financial Statements

                         Selected Financial Information

(In thousands except per share amounts)              1999 (a)   1998 (b)    1997 (c)   1996 (d)     1995
--------------------------------------------------- ---------- ---------- ----------- ---------- ---------

Statement of Income Data
Revenues                                             $431,827   $433,684   $ 438,863   $313,793   $241,909
Income Before Extraordinary Item                       45,749     38,085      41,805     28,023     21,002
Net Income                                             45,749     38,378      41,805     28,023     21,002
Earnings per Share:
 Basic                                                    .90        .75         .83        .59        .47
 Diluted                                                  .87        .72         .80        .57        .47

Balance Sheet Data
Working Capital                                      $170,667   $200,018   $ 156,410   $216,865   $166,902
Total Assets                                          652,823    643,242     595,626    535,070    428,042
Long-term Obligations                                   4,966     74,204      88,080    104,593    106,456
Shareholders' Investment                              445,744    417,001     370,779    303,014    227,740

(a) Reflects the reversal of previously recorded restructuring costs of $0.3 million, the repurchase of $6.9 million principal amount of 5% subordinated convertible debentures, and the reclassification as short-term of the 5% subordinated convertible debentures due August 2000.
(b) Reflects restructuring costs of $4.6 million, an extraordinary gain of $0.3 million, net of taxes, related to the Company's repurchase of $7.7 million principal amount of 5% subordinated convertible debentures, and the conversion of $5.0 million principal amount of 5% subordinated convertible debentures.
(c) Reflects the acquisition of three business units within the Laboratory
    Products Group of Life Sciences International PLC and Life Sciences'
    Hypersil operation, effective March 12, 1997, the net proceeds of the Company's issuance of common stock in March 1997, and the conversion of $15.7 million principal amount of 5% subordinated convertible debentures.
(d) Reflects the acquisition of the Automass division of Analytical Technology, Inc., effective January 1, 1996, CE Instruments and MassLab Instruments, effective March 29, 1996, and the net proceeds of the Company's initial public offering in March and April 1996.



ThermoQuest Corporation                                                         1999 Financial Statements

Common Stock Market Information
      The Company's common stock is traded on the American Stock Exchange under the symbol TMQ. The following table sets forth the high and low sale prices for 1999 and 1998, as reported in the consolidated transaction reporting system.

                                                                         1999                 1998
                                                               --------------------  ---------------------
Quarter                                                             High        Low        High       Low
-------------------------------------------------------------- ---------- ---------- ----------- ---------

First                                                          $14 1/2    $10        $19 31/32   $13 1/2
Second                                                          13 5/16    10 1/2     19 3/4      14
Third                                                           12 15/16   9 7/8      15 1/8      6 7/16
Fourth                                                          11 1/8     9 3/4      13 3/4      8 7/8

      As of January 28, 2000, the Company had 263 holders of record of its common stock. This does not include holdings in street or nominee names. The closing market price on the American Stock Exchange for the Company's common stock on January 28, 2000, was $12 1/2 per share.

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